Form 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of August, 2014

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.
(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar
São Paulo, SP, Brazil 01317-910
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	Individual and Consolidated Interim Financial Information for the Three Months Ended June 30, 2014
2.	2Q14 Earnings release
3.	Board of Directors Minutes
4.	Notice to Shareholders

Item 1
(Convenience Translation into English from the Original Previously Issued in Portuguese)

Ultrapar Participações S.A. Individual and Consolidated Interim Financial Information for the Six-Month Period Ended June 30, 2014 and Report on Review of Interim Financial Information

Ultrapar Participações S.A. and Subsidiaries

Individual and Consolidated Interim Financial Information
for the Six-Month Period Ended June 30, 2014

Table of Contents

Report on Review of Interim Financial Information	3 – 4

Balance Sheets	5 – 6

Income Statements	7 – 8

Statements of Comprehensive Income	9 – 10

Statements of Changes in Equity	11 – 12

Statements of Cash Flows - Indirect Method	13 – 14

Statements of Value Added	15

Notes to the Interim Financial Information	16 – 95

(Convenience Translation into English from the Original Previously Issued in Portuguese)

REPORT ON REVIEW OF INTERIM FINANCIAL INFORMATION

To the Shareholders, Board of Directors and Management of
Ultrapar Participações S.A.
São Paulo - SP

Introduction
We have reviewed the accompanying individual and consolidated interim financial information of Ultrapar Participações S.A. (the “Company”), identified as Parent and Consolidated, respectively, included in the Interim Financial Information Form (ITR), for the three-month period ended June 30, 2014, which comprises the balance sheet as of June 30, 2014 and the related statements of income and of comprehensive income for the three and six-month periods then ended and of changes in equity and cash flows for the six-month period then ended, including the explanatory notes.

The Company’s Management is responsible for the preparation of the individual interim financial information in accordance with technical pronouncement CPC 21 (R1) - Interim Financial Information and the consolidated interim financial information in accordance with CPC 21 (R1) and with international standard IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board - IASB, as well as for the presentation of such information in accordance with the standards issued by the Brazilian Securities and Exchange Commission (CVM), applicable to the preparation of the Interim Financial Information (ITR). Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and international standards on review of interim financial information (NBC TR 2410 and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with standards on auditing and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on individual interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying individual interim financial information included in the ITR referred to above was not prepared, in all material respects, in accordance with CPC 21 (R1), applicable to the preparation of the Interim Financial Information (ITR), and presented in accordance with the standards issued by the CVM.

Conclusion on consolidated interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated interim financial information included in the ITR referred to above was not prepared, in all material respects, in accordance with CPC 21 (R1) and IAS 34, applicable to the preparation of the Interim Financial Information (ITR), and presented in accordance with the standards issued by the CVM.

Other matters

Statements of value added

We have also reviewed the individual and consolidated statements of value added (DVA), for the six-month period ended June 30, 2014, prepared under the responsibility of the Company’s Management, the presentation of which is required by the standards issued by the CVM applicable to the preparation of Interim Financial Information (ITR) and considered as supplemental information for International Financial Reporting Standards - IFRS, which do not require the presentation of these statements. These statements were subject to the same review procedures described above, and, based on our review, nothing has come to our attention that causes us to believe that they were not prepared, in all material respects, consistently with the individual and consolidated interim financial information taken as a whole.

The accompanying individual and consolidated interim financial information has been translated into English for the convenience of readers outside Brazil.

São Paulo, August 6, 2014

DELOITTE TOUCHE TOHMATSU	Edimar Facco
Auditores Independentes	Engagement Partner

Ultrapar Participações S.A. and Subsidiaries

Balance Sheets

as of June 30, 2014 and December 31, 2013

(In thousands of Brazilian Reais)
		Parent		Consolidated
Assets	Note	06/30/2014	12/31/2013	06/30/2014	12/31/2013
Current assets
Cash and cash equivalents	4	85,203	110,278	2,261,777	2,276,069
Financial investments	4	44,323	264	1,088,191	1,149,132
Trade receivables, net	5	-	-	2,374,771	2,321,537
Inventories, net	6	-	-	1,980,217	1,592,513
Recoverable taxes, net	7	24,446	27,067	527,682	479,975
Dividends receivable		-	296,918	-	177
Other receivables		897	1,349	47,238	19,361
Prepaid expenses, net	10	-	1,907	79,447	65,177
Total current assets		154,869	437,783	8,359,323	7,903,941
Non-current assets
Financial investments	4	-	-	69,954	118,499
Trade receivables, net	5	-	-	128,439	124,478
Related parties	8.a	774,159	772,194	10,858	10,858
Deferred income and social contribution taxes	9.a	1,283	395	401,831	376,132
Recoverable taxes, net	7	34,747	21,464	52,944	37,365
Escrow deposits	23	148	148	671,442	614,912
Other receivables		-	-	8,139	6,634
Prepaid expenses, net	10	-	-	103,451	97,805
		810,337	794,201	1,447,058	1,386,683

Investments
In subsidiaries	11.a	7,278,880	6,112,193	-	-
In joint-ventures	11.a;11.b	22,824	22,751	50,681	44,386
In associates	11.c	-	-	11,949	11,741
Other		-	-	2,814	2,814
Property, plant, and equipment, net	12	-	-	4,898,263	4,860,225
Intangible assets, net	13	246,163	246,163	2,929,282	2,168,755
		7,547,867	6,381,107	7,892,989	7,087,921

Total non-current assets		8,358,204	7,175,308	9,340,047	8,474,604

Total assets		8,513,073	7,613,091	17,699,370	16,378,545

The accompanying notes are an integral part of the interim financial information.

Ultrapar Participações S.A. and Subsidiaries

Balance Sheets

as of June 30, 2014 and December 31, 2013

(In thousands of Brazilian Reais)
		Parent		Consolidated
Liabilities	Note	06/30/2014	12/31/2013	06/30/2014	12/31/2013
Current liabilities
Loans	14	-	-	1,573,707	1,767,824
Debentures	14.g	822,563	53,287	832,339	60,377
Finance leases	14.j	-	-	3,087	1,788
Trade payables	15	19	1,133	873,956	968,950
Salaries and related charges	16	158	141	240,862	297,654
Taxes payable	17	13	24	118,118	116,322
Dividends payable	20.g	11,578	237,938	14,208	242,207
Income and social contribution taxes payable		-	559	86,930	113,922
Post-employment benefits	24.b	-	-	11,922	11,922
Provision for asset retirement obligation	18	-	-	4,556	3,449
Provision for tax, civil, and labor risks	23.a	-	-	65,546	69,306
Other payables		288	320	51,882	93,040
Deferred revenue	19	-	-	22,761	17,731
Total current liabilities		834,619	293,402	3,899,874	3,764,492
Non-current liabilities
Loans	14	-	-	3,661,031	3,697,999
Debentures	14.g	-	799,197	1,398,796	1,399,035
Finance leases	14.j	-	-	45,419	42,603
Related parties	8.a	-	-	3,870	3,872
Subscription warrants – indemnification	3.a	108,613	-	108,613	-
Deferred income and social contribution taxes	9.a	-	-	70,772	101,499
Provision for tax, civil, and labor risks	23.a	539	531	647,001	569,714
Post-employment benefits	24.b	-	-	107,001	99,374
Provision for asset retirement obligation	18	-	-	66,394	66,212
Other payables		-	-	86,555	77,725
Deferred revenue	19	-	-	8,358	9,134
Total non-current liabilities		109,152	799,728	6,203,810	6,067,167
Shareholders’ equity
Share capital	20.a	3,838,686	3,696,773	3,838,686	3,696,773
Capital reserve	20.c	526,087	20,246	526,087	20,246
Revaluation reserve	20.d	5,978	6,107	5,978	6,107
Profit reserves	20.e	2,706,632	2,706,632	2,706,632	2,706,632
Treasury shares	20.b	(111,521)	(114,885)	(111,521)	(114,885)
Additional dividends to the minimum mandatory dividends	20.g	-	161,584	-	161,584
Retained earnings		546,097	-	546,097	-
Valuation adjustments	2.c;2.o; 20.f	5,411	5,428	5,411	5,428
Cumulative translation adjustments	2.r;20.f	51,932	38,076	51,932	38,076
Shareholders’ equity attributable to:
Shareholders of the Company		7,569,302	6,519,961	7,569,302	6,519,961
Non-controlling interests in subsidiaries		-	-	26,384	26,925
Total shareholders’ equity		7,569,302	6,519,961	7,595,686	6,546,886
Total liabilities and shareholders’ equity		8,513,073	7,613,091	17,699,370	16,378,545

The accompanying notes are an integral part of the interim financial information.

Ultrapar Participações S.A. and Subsidiaries

Income Statements

For the three-month period ended June 30, 2014 and 2013

(In thousands of Brazilian Reais, except earnings per share)

		Parent		Consolidated
	Note	04/01/2014 to 06/30/2014	04/01/2013 to 06/30/2013	04/01/2014 to 06/30/2014	04/01/2013 to 06/30/2013
Net revenue from sales and services	25	-	-	16,667,233	15,204,104
Cost of products and services sold	26	-	-	(15,367,386)	(14,043,739)

Gross profit		-	-	1,299,847	1,160,365

Operating income (expenses)
Selling and marketing	26	-	-	(522,787)	(433,957)
General and administrative	26	(7,836)	(2,342)	(260,760)	(241,864)
Income from disposal of assets	28	-	-	(336)	9,188
Other operating income, net	27	7,753	2,343	21,554	19,532

Operating income before financial income (expenses) and share of profit of subsidiaries and joint ventures		(83)	1	537,518	513,264
Financial income	29	29,905	28,061	80,828	47,501
Financial expenses	29	(13,715)	(28,640)	(179,402)	(141,723)
Share of profit of subsidiaries, joint ventures, and associates	11	288,471	331,963	(3,068)	(83)

Income before income and social contribution taxes		304,578	331,385	435,876	418,959

Income and social contribution taxes
Current	9.b	-	(49,317)	(153,733)	(125,052)
Deferred	9.b	(5,513)	(1)	(316)	(22,249)
Tax incentives	9.b;9.c	-	-	19,583	12,023
		(5,513)	(49,318)	(134,466)	(135,278)

Net income for the period		299,065	282,067	301,410	283,681

Net income for the period attributable to:
Shareholders of the Company		299,065	282,067	299,065	282,067
Non-controlling interests in subsidiaries		-	-	2,345	1,614

Earnings per share (based on weighted average of shares outstanding) – R$
Basic	30	0.5475	0.5281	0.5475	0.5281
Diluted	30	0.5436	0.5259	0.5436	0.5259

The accompanying notes are an integral part of the interim financial information.

Ultrapar Participações S.A. and Subsidiaries

Income Statements

For the six-month period ended June 30, 2014 and 2013

(In thousands of Brazilian Reais, except earnings per share)

		Parent		Consolidated
	Note	01/01/2014 to 06/30/2014	01/01/2013 to 06/30/2013	01/01/2014 to 06/30/2014	01/01/2013 to 06/30/2013
Net revenue from sales and services	25	-	-	32,614,097	28,804,072
Cost of products and services sold	26	-	-	(30,042,257)	(26,580,121)

Gross profit		-	-	2,571,840	2,223,951

Operating income (expenses)
Selling and marketing	26	-	-	(1,027,623)	(848,603)
General and administrative	26	(27,112)	(5,196)	(564,660)	(485,577)
Income from disposal of assets	28	-	-	6,692	14,722
Other operating income, net	27	7,753	5,246	41,568	35,245

Operating income before financial income (expenses) and share of profit of subsidiaries and joint ventures		(19,359)	50	1,027,817	939,738
Financial income	29	59,901	48,602	171,254	100,438
Financial expenses	29	(44,398)	(45,760)	(384,597)	(255,282)
Share of profit of subsidiaries, joint ventures and associates	11	548,956	584,956	(5,635)	(2,042)

Income before income and social contribution taxes		545,100	587,848	808,839	782,852

Income and social contribution taxes
Current	9.b	-	(60,908)	(306,608)	(244,695)
Deferred	9.b	888	(36)	15,499	(30,051)
Tax incentives	9.b;9.c	-	-	32,955	22,100
		888	(60,944)	(258,154)	(252,646)

Net income for the period		545,988	526,904	550,685	530,206

Net income for the period attributable to:
Shareholders of the Company		545,988	526,904	545,988	526,904
Non-controlling interests in subsidiaries		-	-	4,697	3,302

Earnings per share (based on weighted average of shares outstanding) – R$
Basic	30	1.0025	0.9866	1.0025	0.9866
Diluted	30	0.9952	0.9823	0.9952	0.9823

The accompanying notes are an integral part of the interim financial information.

Ultrapar Participações S.A. and Subsidiaries

Statements of Comprehensive Income

For the three-month period ended June 30, 2014 and 2013

(In thousands of Brazilian Reais)

		Parent		Consolidated
	Note	04/01/2014 to 06/30/2014	04/01/2013 to 06/30/2013	04/01/2014 to 06/30/2014	04/01/2013 to 06/30/2013
Net income for the period attributable to shareholders of the Company		299,065	282,067	299,065	282,067
Net income for the period attributable to non-controlling interests in subsidiaries		-	-	2,345	1,614

Net income for the period		299,065	282,067	301,410	283,681

Items that are subsequently reclassified to profit or loss:
Valuation adjustments for financial instruments	2.c; 20.f	(65)	(6)	(65)	(6)
Cumulative translation adjustments, net of hedge of net investments in foreign operation	2.c; 2.r; 20.f	7,636	20,102	7,636	20,102

Total comprehensive income for the period		306,636	302,163	308,981	303,777
Total comprehensive income for the period attributable to shareholders of the Company		306,636	302,163	306,636	302,163
Total comprehensive income for the period attributable to non-controlling interest in subsidiaries		-	-	2,345	1,614

The accompanying notes are an integral part of the interim financial information.

Ultrapar Participações S.A. and Subsidiaries

Statements of Comprehensive Income

For the six-month period ended June 30, 2014 and 2013

(In thousands of Brazilian Reais)

		Parent		Consolidated
	Note	01/01/2014 to 06/30/2014	01/01/2013 to 06/30/2013	01/01/2014 to 06/30/2014	01/01/2013 to 06/30/2013
Net income for the period attributable to shareholders of the Company		545,988	526,904	545,988	526,904
Net income for the period attributable to non-controlling interests in subsidiaries		-	-	4,697	3,302

Net income for the period		545,988	526,904	550,685	530,206

Items that are subsequently reclassified to profit or loss:
Valuation adjustments for financial instruments	2.c;20.f	(17)	13	(17)	13
Cumulative translation adjustments, net of hedge of net investments in foreign operation	2.c; 2.r; 20.f	13,856	(3,907)	13,856	(3,907)

Total comprehensive income for the period		559,827	523,010	564,524	526,312
Total comprehensive income for the period attributable to shareholders of the Company		559,827	523,010	559,827	523,010
Total comprehensive income for the period attributable to non-controlling interest in subsidiaries		-	-	4,697	3,302

The accompanying notes are an integral part of the interim financial information.

Ultrapar Participações S.A. and Subsidiaries

Statements of Changes in Equity

For the six-month period ended June 30, 2014 and 2013

(In thousands of Brazilian Reais, except dividends per share)
						Profit reserve			Cumulative other comprehensive income					Shareholders’ equity attributable to:
	Note		Share capital	Capital reserve	Revaluation reserve on subsidiaries	Legal reserve	Investments statutory reserve	Retention of profits	Valuation adjustments	Cumulative translation adjustments	Retained earnings	Treasury shares	Additional dividends to the minimum mandatory dividends	Shareholders of the Company	Non-controlling interests in subsidiaries	Consolidated shareholders’ equity
Balance as of December 31, 2012			3,696,773	20,246	6,713	273,842	617,641	1,333,066	(12,615)	12,621	-	(114,885)	147,195	5,980,597	25,481	6,006,078
Net income for the period			-	-	-	-	-	-	-	-	526,904	-	-	526,904	3,302	530,206
Other comprehensive income:
Valuation adjustments for financial instruments	2.c; 20.f		-	-	-	-	-	-	13	-	-	-	-	13	-	13
Currency translation of foreign subsidiaries	2.r; 20.f		-	-	-	-	-	-	-	(3,907)	-	-	-	(3,907)	-	(3,907)
Total comprehensive income for the period			-	-	-	-	-	-	13	(3,907)	526,904	-	-	523,010	3,302	526,312

Realization of revaluation reserve	20.	d	-	-	(130)	-	-	-	-	-	130	-	-	-	-	-
Income and social contribution taxes on realization of revaluation reserve of subsidiaries	20.	d	-	-	-	-	-	-	-	-	(21)	-	-	(21)	-	(21)
Dividends attributable to non-controlling interests			-	-	-	-	-	-	-	-	-	-	-	-	(4,378)	(4,378)
Approval of additional dividends by the Shareholders’ Meeting			-	-	-	-	-	-	-	-	-	-	(147,195)	(147,195)	-	(147,195)

Balance as of June 30, 2013			3,696,773	20,246	6,583	273,842	617,641	1,333,066	(12,602)	8,714	527,013	(114,885)	-	6,356,391	24,405	6,380,796

Ultrapar Participações S.A. and Subsidiaries

Statements of Changes in Equity

For the six-month period ended June 30, 2014 and 2013

(In thousands of Brazilian Reais, except dividends per share)

						Profit reserve			Cumulative other comprehensive income					Shareholders’ equity attributable to:
	Note		Share capital	Capital reserve	Revaluation reserve on subsidiaries	Legal reserve	Investments statutory reserve	Retention of profits	Valuation adjustments	Cumulative translation adjustments	Retained earnings	Treasury shares	Additional dividends to the minimum mandatory dividends	Shareholders of the Company	Non-controlling interests in subsidiaries	Consolidated shareholders’ equity
Balance as of December 31, 2013			3,696,773	20,246	6,107	335,099	1,038,467	1,333,066	5,428	38,076		(114,885)	161,584	6,519,961	26,925	6,546,886
Net income for the period			-	-	-	-	-	-	-	-	545,988	-	-	545,988	4,697	550,685
Other comprehensive income:
Valuation adjustments for financial instruments	2.c; 20.f		-	-	-	-	-	-	(17)	-	-	-	-	(17)	-	(17)
Currency translation of foreign subsidiaries hedge of net investments in foreign operation	2.c; 2.r; 20.f		-	-	-	-	-	-	-	13,856	-	-	-	13,856	-	13,856
Total comprehensive income for the period			-	-	-	-	-	-	(17)	13,856	545,988	-	-	559,827	4,697	564,524

Increase in share capital	3.a; 20.a		141,913	-	-	-	-	-	-	-	-	-	-	141,913	-	141,913
Capital surplus on subscription of shares	3.a; 20.c		-	498,812	-	-	-	-	-	-	-	-	-	498,812	-	498,812
Costs directly attributable to issuing new shares	3.a; 20.c		-	(2,260)	-	-	-	-	-	-	-	-	-	(2,260)	-	(2,260)
Sale of treasury shares			-	9,289	-	-	-	-	-	-	-	3,364	-	12,653	-	12,653
Realization of revaluation reserve	20.	d	-	-	(129)	-	-	-	-	-	129	-	-	-	-	-
Income and social contribution taxes on realization of revaluation reserve of subsidiaries	20.	d	-	-	-	-	-	-	-	-	(20)	-	-	(20)	-	(20)
Dividends attributable to non-controlling interests			-	-	-	-	-	-	-	-	-	-	-	-	(5,238)	(5,238)
Approval of additional dividends by the Shareholders’ Meeting	20.	g	-	-	-	-	-	-	-	-	-	-	(161,584)	(161,584)	-	(161,584)

Balance as of June 30, 2014			3,838,686	526,087	5,978	335,099	1,038,467	1,333,066	5,411	51,932	546,097	(111,521)	-	7,569,302	26,384	7,595,686

The accompanying notes are an integral part of the interim financial information.

Ultrapar Participações S.A. and Subsidiaries

Statements of Cash Flows - Indirect Method

For the six-month period ended June 30, 2014 and 2013

(In thousands of Brazilian Reais)

		Parent		Consolidated
	Note	06/30/2014	06/30/2013	06/30/2014	06/30/2013
Cash flows from operating activities
Net income for the period		545,988	526,904	550,685	530,206
Adjustments to reconcile net income to cash provided by operating activities
Share of profit of subsidiaries, joint ventures and associates	11	(548,956)	(584,956)	5,635	2,042
Depreciation and amortization	12;13	-	-	430,692	382,237
PIS and COFINS credits on depreciation	12;13	-	-	6,221	6,119
Asset retirement expenses	18	-	-	(1,917)	(1,787)
Interest, monetary, and exchange variations		47.582	31,855	286,132	246,917
Deferred income and social contribution taxes	9.b	(888)	36	(15,499)	30,051
Income from disposal of assets	28	-	-	(6,692)	(14,722)
Other		-	-	1,927	2,638

Dividends received from subsidiaries and joint-ventures		678,322	194,513	1,539	2,904

(Increase) decrease in current assets
Trade receivables	5	-	-	18,523	(173,802)
Inventories	6	-	-	(221,678)	(106,430)
Recoverable taxes	7	2,621	17,572	(34,746)	76,882
Other receivables		452	(788)	(24,326)	(9,746)
Prepaid expenses	10	1,907	-	(9,893)	(45,822)

Increase (decrease) in current liabilities
Trade payables	15	(1,114)	(138)	(212,196)	(311,476)
Salaries and related charges	16	17	3	(73,330)	(44,657)
Taxes payable	17	(11)	(3,029)	(1,632)	26,925
Income and social contribution taxes		-	-	185,335	117,739
Provision for tax, civil, and labor risks	23.a	-	-	(3,760)	3,503
Other payables		(32)	-	(49,390)	(43,519)
Deferred revenue	19	-	-	197	(4,995)

(Increase) decrease in non-current assets
Trade receivables	5	-	-	(3,961)	6,854
Recoverable taxes	7	(13,283)	25,999	(15,578)	4,475
Escrow deposits		-	84	(55,246)	(24,167)
Other receivables		-	-	(1,505)	(772)
Prepaid expenses	10	-	-	4,189	(3,845)

Increase (decrease) in non-current liabilities
Post-employment benefits	24.b	-	-	7,627	7,051
Provision for tax, civil, and labor risks	23.a	8	5	31,089	11,703
Other payables		-	-	1,734	(4,438)
Deferred revenue	19	-	-	(776)	(1,122)

Income and social contribution taxes paid		(559)	-	(212,329)	(152,099)

Net cash provided by operating activities		712,054	208,060	587,071	514,847

The accompanying notes are an integral part of the interim financial information.

Ultrapar Participações S.A. and Subsidiaries Statements of Cash Flows - Indirect Method For the six-month period ended June 30, 2014 and 2013 (In thousands of Brazilian Reais)

		Parent		Consolidated
	Note	06/30/2014	06/30/2013	06/30/2014	06/30/2013
Cash flows from investing activities
Financial investments, net of redemptions		(46,024)	(33,037)	109,486	(18,334)
Acquisition of subsidiaries, net		-	-	-	(6,168)
Cash and cash equivalents of acquired subsidiaries	3.a	-	-	9,123	-
Acquisition of property, plant, and equipment	12	-	-	(263,402)	(234,164)
Acquisition of intangible assets	13	-	-	(155,523)	(178,953)
Capital increase in subsidiaries	11.a	(236,100)	-	-	-
Capital increase in joint ventures	11.b	-	-	(13,500)	(12,580)
Capital reduction to subsidiaries	11.a	-	700,000	-	-
Proceeds from disposal of assets	28	-	-	30,830	36,923

Net cash provided by (used in) investing activities		(282,124)	666,963	(282,986)	(413,276)

Cash flows from financing activities
Loans and debentures
Borrowings	14	-	-	1,071,672	1,110,776
Repayments	14	-	-	(524,751)	(355,518)
Interest paid	14	(75,489)	(66,665)	(465,356)	(456,865)
Payment of financial lease	14.j	-	-	(2,718)	(2,232)
Dividends paid		(387,944)	(352,608)	(394,819)	(358,625)
Sale of treasury shares		12,653	-	-	-
Costs directly attributable to issuing new shares	20.c	(2,260)	-	(2,260)	-
Related parties		(1,965)	14,163	(2)	-

Net cash used in financing activities		(455,005)	(405,110)	(318,234)	(62,464)

Effect of exchange rate changes on cash and cash equivalents in foreign currency		-	-	(143)	(60)

Increase (decrease) in cash and cash equivalents		(25,075)	469,913	(14,292)	39,047

Cash and cash equivalents at the beginning of the period	4	110,278	76,981	2,276,069	2,021,114

Cash and cash equivalents at the end of the period	4	85,203	546,894	2,261,777	2,060,161

Additional information - transactions that do not affect cash and cash equivalents:
Extrafarma acquisition – capital increase and subscription warrants	3.a	749,289	-	749,289	-
Extrafarma acquisition – gross debt assumed on close date	3.a	207,911	-	207,911	-

The accompanying notes are an integral part of the interim financial information.

Ultrapar Participações S.A. and Subsidiaries

Statements of Value Added

For the six-months period ended June 30, 2014 and 2013

(In thousands of Brazilian Reais, except percentages)

		Parent				Consolidated
	Note	06/30/2014%		06/30/2013%		06/30/2014%		06/30/2013%
Revenue
Gross revenue from sales and services, except rents and royalties	25	-		-		33,493,087		29,573,196
Rebates, discounts, and returns	25	-		-		(156,564)		(129,571)
Allowance for doubtful accounts - Reversal (allowance)		-		-		(2,185)		(4,273)
Income from disposal of assets	28	-		-		6,692		14,722
		-		-		33,341,030		29,454,074

Materials purchased from third parties
Raw materials used		-		-		(1,788,674)		(1,452,498)
Cost of goods, products, and services sold		-		-		(28,134,057)		(25,044,509)
Third-party materials, energy, services, and others		(24,666)		(2,871)		(897,183)		(779,606)
Reversal of impairment losses		7,753		5,246		(691)		7,695
		(16,913)		2,375		(30,820,605)		(27,268,918)

Gross value added		(16,913)		2,375		2,520,425		2,185,156

Deductions
Depreciation and amortization		-		-		(430,692)		(382,237)
PIS and COFINS credits on depreciation		-		-		(6,221)		(6,119)
		-		-		(436,913)		(388,356)

Net value added by the Company		(16,913)		2,375		2,083,512		1,796,800

Value added received in transfer
Share of profit of subsidiaries, joint-ventures, and associates	11	548,956		584,956		(5,635)		(2,042)
Rents and royalties	25	-		-		48,851		39,455
Financial income	29	59,901		48,602		171,254		100,438
		608,857		633,558		214,470		137,851

Total value added available for distribution		591,944		635,933		2,297,982		1,934,651

Distribution of value added
Labor and benefits		2,046	-	1,955	-	684,007	30	572,011	30
Taxes, fees, and contributions		(1,911)	-	75,034	12	616,123	27	566,907	29
Financial expenses and rents		45,821	8	32,040	5	447,167	19	265,527	14
Retained earnings		545,988	92	526,904	83	550,685	24	530,206	27
Value added distributed		591,944	100	635,933	100	2,297,982	100	1,934,651	100

The accompanying notes are an integral part of the interim financial information.

Ultrapar Participações S.A. and Subsidiaries
Notes to the Individual and Consolidated Interim Financial Information
(In thousands of Brazilian Reais, unless otherwise stated)

1.	Operations
Ultrapar Participações S.A. (“Ultrapar” or “Company”), is a publicly-traded company headquartered at the Brigadeiro Luis Antônio Avenue, 1343 in the city of Săo Paulo – SP, Brazil.

The Company engages in the investment of its own capital in services, commercial, and industrial activities, by the subscription or acquisition of shares of other companies. Through its subsidiaries, it operates in the segments of liquefied petroleum gas - LPG distribution (“Ultragaz”), fuel distribution and related businesses (“Ipiranga”), production and marketing of chemicals (“Oxiteno”), and storage services for liquid bulk (“Ultracargo”), and, as from January 31, 2014, trading of pharmaceutical, hygiene, beauty, and skincare products, through Imifarma Produtos Farmacêuticos e Cosméticos S.A. (“Extrafarma”) – see Note 3.a).

2.	Summary of Significant Accounting Policies
The Company’s consolidated interim financial information was prepared in accordance with International Accounting Standard (“IAS”) 34 - Interim Financial Reporting issued by the International Accounting Standards Board (“IASB”), in accordance with CPC 21 (R1) - Interim Financial Reporting issued by the Accounting Pronouncements Committee (“CPC”) and presented in accordance with standards established by the Brazilian Securities and Exchange Commission (“CVM”).

The Company’s individual interim financial information was prepared in accordance with CPC 21 (R1) and presented in accordance with standards established by the CVM. The investments in subsidiaries, associates, and joint ventures are measured through the equity method of accounting, which, for purposes of the International Financial Reporting Standards (“IFRS”), would be measured at cost or fair value.

The presentation currency of the Company’s individual and consolidated interim financial information is the Brazilian Real (“R$”), which is the Company’s functional currency.

The accounting policies described below were applied by the Company and its subsidiaries in a consistent manner for all periods presented in the individual and consolidated interim financial information.

a.	Recognition of Income
Revenue is measured at the fair value of the consideration received or receivable, net of sales returns, discounts, and other deductions, if applicable.

Revenue and cost of sales are recognized when all risks and benefits associated with the products are transferred to the purchaser. Revenue from services provided and their costs are recognized when the services are provided. Costs of products sold and services provided include goods (mainly fuels/lubricants, LPG, and pharmaceutical products), raw materials (chemicals and petrochemicals) and production, distribution, storage, and filling costs.

b.	Cash and Cash Equivalents
Includes cash, banks deposits, and short-term, highly-liquid investments that are readily convertible into a known amount of cash and are subject to an insignificant risk of change in value. See Note 4 for further details on cash and cash equivalents of the Company and its subsidiaries.

Ultrapar Participações S.A. and Subsidiaries
Notes to the Individual and Consolidated Interim Financial Information
(In thousands of Brazilian Reais, unless otherwise stated)

c.	Financial Instruments

In accordance with IAS 32, IAS 39, and IFRS 7 (CPC 38, 39 and 40 (R1)), the financial instruments of the Company and its subsidiaries are classified in accordance with the following categories:

•
Measured at fair value through profit or loss: financial assets and liabilities held for trading, that is, acquired or incurred principally for the purpose of selling or repurchasing in the near term, and derivatives. The balances are stated at fair value. The interest earned, the exchange variation, and changes in fair value are recognized in profit or loss.

•
Held to maturity: non-derivative financial assets with fixed or determinable payments, and fixed maturities for which the entity has the positive intention and ability to hold to maturity. The interest earned and the foreign currency exchange variation are recognized in profit or loss, and balances are stated at acquisition cost plus the interest earned, using the effective interest rate method.

•
Available for sale: non-derivative financial assets that are designated as available for sale or that are not classified into other categories at initial recognition. The balances are stated at fair value, and the interest earned and the foreign currency exchange variation are recognized in profit or loss. Differences between fair value and acquisition cost plus the interest earned are recognized in cumulative other comprehensive income in the shareholders’ equity portion of the balance sheet. Accumulated gains and losses recognized in the shareholders’ equity are reclassified to profit or loss in case of prepayment.

•
Loans and receivables: non-derivative financial assets with fixed or determinable payments or receipts, not quoted in an active market, except: (i) those which the entity intends to sell immediately or in the near term and which the entity classified as measured at fair value through profit or loss; (ii) those classified as available for sale; or (iii) those for which the Company may not recover substantially all of its initial investment for reasons other than credit deterioration. The interest earned and the foreign currency exchange variation are recognized in profit or loss. The balances are stated at acquisition cost plus interest, using the effective interest rate method. Loans and receivables include cash and banks, trade receivables, dividends receivable, and other trade receivables.

The Company and its subsidiaries use derivative financial instruments for hedging purposes, applying the concepts described below:

•	Fair value hedge: derivative financial instruments used to hedge exposure to changes in the fair value of an item, attributable to a particular risk, which can affect the entity’s profit or loss.

•
Hedge accounting - fair value hedge: in the initial designation of the fair value hedge, the relationship between the hedging instrument and the hedged item is documented, including the objectives of risk management, the strategy in conducting the transaction, and the methods to be used to evaluate its effectiveness. Once the fair value hedge has been qualified as effective, the hedge item is also measured at fair value. Gains and losses from hedge instruments and hedge items are recognized in profit or loss. The hedge accounting must be discontinued when the hedge becomes ineffective.

•
Hedge accounting - hedge of net investments in foreign operation: derivative financial instruments used to hedge exposure on net investments in foreign subsidiaries due to the fact that the local functional currency is different from the functional currency of the Company. The portion of the gain or loss on the hedging instrument that is determined to be effective, referring to the exchange rate effect, is recognized directly in equity in accumulated other comprehensive income as cumulative translation adjustments, while the ineffective portion and the operating costs are recognized in profit or loss. The gain or loss on the hedging instrument that has been recognized directly in accumulated other comprehensive income shall be recognized in income upon disposal of the foreign operation.

For further detail on financial instruments of the Company and its subsidiaries, see Notes 4, 14, and 22.

Ultrapar Participações S.A. and Subsidiaries
Notes to the Individual and Consolidated Interim Financial Information
(In thousands of Brazilian Reais, unless otherwise stated)

d.	Trade Receivables
Trade receivables are recognized at the amount invoiced, adjusted to present value if applicable, and includes all direct taxes attributable to the Company and its subsidiaries. An allowance for doubtful accounts is recorded based on estimated losses and is set at an amount deemed by management to be sufficient to cover any probable loss on realization of trade receivables (see Note 22 - Customer Credit Risk).

e.	Inventories
Inventories are stated at the lower of acquisition cost or net realizable value. The cost value of inventory is measured using the weighted average cost and includes the costs of acquisition and processing directly related to the units produced based on the normal capacity of production. Estimates of net realizable value are based on the average selling prices at the end of the reporting period, net of applicable direct selling expenses. Subsequent events related to the fluctuation of prices and costs are also considered, if relevant. If net realizable values are below inventory costs, a provision corresponding to this difference is recognized. Provisions are also made for obsolescence of products, materials, or supplies that (i) do not meet the Company and its subsidiaries’ specifications, (ii) have exceeded their expiration date, or (iii) are considered slow-moving inventory. This classification is made by management with the support of its industrial team.

f.	Investments
Investments in subsidiaries are accounted for under the equity method of accounting in the individual interim financial information of the parent company.

Investments in associates in which management has a significant influence or in which it holds 20% or more of the voting stock, or that are under joint control, are also accounted for under the equity method of accounting in the individual and consolidated interim financial information (see Note 11).

Other investments are stated at acquisition cost less provision for losses, unless the loss is considered temporary.

g.	Property, Plant, and Equipment
Property, plant, and equipment is recognized at acquisition or construction cost, including financial charges incurred on property, plant, and equipment under construction, as well as maintenance costs resulting from scheduled plant outages and estimated costs to remove, to decommission, or to restore assets (see Note 18).

Depreciation is calculated using the straight-line method, for the periods mentioned in Note 12, taking into account the useful life of the assets, which are reviewed annually.

Leasehold improvements are depreciated over the shorter of the lease contract term and useful life of the property.

Ultrapar Participações S.A. and Subsidiaries
Notes to the Individual and Consolidated Interim Financial Information
(In thousands of Brazilian Reais, unless otherwise stated)

h.	Leases

•    Finance Leases

Certain lease contracts transfer substantially all the risks and benefits associated with the ownership of an asset to the Company and its subsidiaries. These contracts are characterized as finance leases, and assets thereunder are capitalized at lease commencement at their fair value or, if lower, present value of the minimum lease payments under the contracts. The items recognized as assets are depreciated and amortized using the straight-line method based on the useful lives applicable to each group of assets as mentioned in Notes 12 and 13. Financial charges under the finance lease contracts are allocated to profit or loss over the lease contract term, based on the amortized cost and the effective interest rate method of the related lease obligation (see Note 14.j).

•    Operating Leases

There are lease transactions where the risks and benefits associated with the ownership of the asset are not transferred and where there is no purchase option, or the purchase option at the end of the contract is equivalent to the market value of the leased asset. Payments made under an operating lease contract are recognized as cost or expense in the income statement on a straight-line basis over the term of the lease contract (see Note 23.g).

i.	Intangible Assets
Intangible assets include assets acquired by the Company and its subsidiaries from third parties, according to the criteria below (see Note 13):

•
Goodwill is carried net of accumulated amortization as of December 31, 2008, when it ceased to be amortized. Goodwill generated since January 1, 2009 is shown as intangible assets corresponding to the positive difference between the amount paid or payable to the seller and the fair value of the identified assets and liabilities assumed of the acquired entity, and is tested annually for impairment. Goodwill is allocated to the respective cash generating units (“CGU”) for impairment testing purposes.

•
Bonus disbursements as provided in Ipiranga’s agreements with reseller service stations and major consumers are recognized as distribution rights when paid and amortized using the straight-line method according to the term of the agreement.

•
Other intangible assets acquired from third parties, such as software, technology, and commercial property rights, are measured at the total acquisition cost and amortized using straight-line method, for the periods mentioned in Note 13, taking into account their useful life, which is reviewed annually.

The Company and its subsidiaries have not recognized intangible assets that were created internally. The Company and its subsidiaries have not recognized intangible assets that have an indefinite useful life, except for goodwill and the “am/pm” brand.

Ultrapar Participações S.A. and Subsidiaries
Notes to the Individual and Consolidated Interim Financial Information
(In thousands of Brazilian Reais, unless otherwise stated)

j.	Other Assets
Other assets are stated at the lower of cost and realizable value, including, if applicable, interest earned, monetary changes and changes in exchange rates incurred or less a provision for loss and, if applicable, adjustment to present value (see Note 2.u).

k.	Financial Liabilities
The Company and its subsidiaries’ financial liabilities include trade payables and other payables, loans, debentures, and hedging instruments. Financial liabilities are classified as “financial liabilities at fair value through profit or loss” or “financial liabilities at amortized cost”. The financial liabilities at fair value through profit or loss refer to derivative financial instruments and financial liabilities designated as hedged items in a fair value hedge relationship upon initial recognition (see Note 2.c – Fair Value Hedge). The financial liabilities at amortized cost are stated at the initial transaction amount plus related charges and transaction costs, net of amortization. The charges are recognized in profit or loss using the effective interest rate method.

Transaction costs incurred and directly attributable to the activities necessary for contracting loans or for issuing bonds, as well as premiums and discounts upon issuance of debentures and other debt or equity instruments, are allocated to the instrument and amortized to profit or loss over its term, using the effective interest rate method (see Note 14.k).

l.	Income and Social Contribution Taxes on Income
Current and deferred income tax (“IRPJ”) and social contribution on net income tax (“CSLL”) are calculated based on their current rates, considering the value of tax incentives. Taxes are recognized based on the rates of IRPJ and CSLL provided for by the laws enacted on the last day of the reporting period. The current rates in Brazil are 25% for income tax and 9% for social contribution on net income tax. For further details about recognition and realization of IRPJ and CSLL, see Note 9.

m.	Provision for Asset Retirement Obligation – Fuel Tanks
The Company and its subsidiaries have the legal obligation to remove Ipiranga’s underground fuel tanks located at Ipiranga-branded service stations after a certain period. The estimated cost of the obligation to remove these fuel tanks is recognized as a liability when tanks are installed. The estimated cost is recognized in property, plant, and equipment and depreciated over the respective useful life of the tanks. The amounts recognized as a liability are monetarily restated until the respective tank is removed (see Note 18). An increase in the estimated cost of the obligation to remove the tanks could result in negative impact in future results. The estimated removal cost is reviewed and updated annually or when there is significant change in its amount.

n.	Provisions for Tax, Civil, and Labor Risks
A provision for tax, civil and labor risks is recognized for quantifiable risks, when the chance of loss is more-likely-than-not in the opinion of management and internal and external legal counsel, and the amounts are recognized based on evaluation of the outcomes of the legal proceedings (see Note 23 items a,b,c,d).

o.	Post-Employment Benefits
Post-employment benefits granted and to be granted to employees, retirees, and pensioners are based on an actuarial calculation prepared by an independent actuary, using the projected unit credit method (see Note 24.b). The actuarial gains and losses are recognized in other comprehensive income and presented in the statement of shareholders’ equity. Past service cost is recognized in the income statement.

Ultrapar Participações S.A. and Subsidiaries
Notes to the Individual and Consolidated Interim Financial Information
(In thousands of Brazilian Reais, unless otherwise stated)

p.	Other Liabilities
Other liabilities are stated at known or measurable amounts plus, if applicable, related charges, monetary restatement, and changes in exchange rates incurred. When applicable, other liabilities are recognized at present value, based on interest rates that reflect the term, currency, and risk of each transaction.

q.	Foreign Currency Transactions
Foreign currency transactions carried out by the Company or its subsidiaries are remeasured into their functional currency at the exchange rate prevailing at the date of each transaction. Outstanding monetary assets and liabilities of the Company and its subsidiaries are translated using the exchange rate at the end of the reporting period. The effect of the difference between those exchange rates is recognized in profit or loss until the conclusion of each transaction.

r.	Basis for Translation of Interim Financial Information of Foreign Subsidiaries
Assets and liabilities of the foreign subsidiaries, denominated in currencies other than that of the Company (functional currency: Brazilian Real), which have administrative autonomy, are translated using the exchange rate at the end of the reporting period. Revenues and expenses are translated using the average exchange rate of each period and shareholders’ equity is translated at the historic exchange rate of each transaction affecting shareholders’ equity. Gains and losses resulting from changes in these foreign investments are directly recognized in the statement of shareholders’ equity as cumulative translation adjustments and will be recognized in profit or loss if these investments are disposed of. The recognized balance in cumulative other comprehensive income and presented in the shareholders’ equity as cumulative translation adjustments as of June 30, 2014 was a gain of R$ 51,932 (gain of R$ 38,076 as of December 31, 2013).

The foreign subsidiaries with functional currency different from the Company and which have administrative autonomy are listed below:

Subsidiary	Functional currency	Location

Oxiteno México S.A. de C.V.	Mexican Peso	Mexico
Oxiteno Servicios Corporativos S.A. de C.V.	Mexican Peso	Mexico
Oxiteno Servicios Industriales de C.V.	Mexican Peso	Mexico
Oxiteno USA LLC	U.S. Dollar	United States
Oxiteno Andina, C.A.	Bolivar	Venezuela
Oxiteno Uruguay S.A.	U.S. Dollar	Uruguay

According to IAS 29, Venezuela is classified as a hyperinflationary economy. As a result, the financial statements of Oxiteno Andina, C.A. (“Oxiteno Andina”) were adjusted by the Venezuelan Consumer Price Index.

The subsidiary Oxiteno Uruguay S.A. (“Oxiteno Uruguay”) determined its functional currency as the U.S. dollar, as its sales, purchases of goods, and financing activities are performed substantially in this currency.

Assets and liabilities of the other foreign subsidiaries, which do not have administrative autonomy, are considered an extension of the activities of their parent company and are translated using the exchange rate at the end of the reporting period. Gains and losses resulting from changes in these foreign investments are directly recognized as financial income or loss. The loss recognized in income for the six-month period ended June 30, 2014 amounted to R$ 2,736 (R$ 2,667 gain for the six-month period ended June 30, 2013).

Ultrapar Participações S.A. and Subsidiaries
Notes to the Individual and Consolidated Interim Financial Information
(In thousands of Brazilian Reais, unless otherwise stated)

s.	Use of Estimates, Assumptions and Judgments
The preparation of the interim financial information requires the use of estimates, assumptions, and judgments for the accounting of certain assets, liabilities, and income. Therefore, the Company’s and subsidiaries’ management use the best information available at the time of preparation of the interim financial information, as well as the experience of past and current events, also considering assumptions regarding future events. The interim financial information therefore include estimates, assumptions, and judgments related mainly to determining the fair value of financial instruments (Notes 4, 14 and 22), the determination of the allowance for doubtful accounts (Notes 5 and 22), the determination of provisions for losses of inventories (Note 6), the determination of deferred income taxes amounts (Note 9), the useful life of property, plant, and equipment (Note 12), the useful life of intangible assets, and the determination of the recoverable amount of goodwill (Note 13), provisions for assets retirement obligations (Note 18), tax, civil, and labor provisions (Note 23 items a,b,c,d), and estimates for the preparation of actuarial reports (Note 24.b). The actual result of the transactions and information may differ from their estimates.

t.	Impairment of Assets
The Company and its subsidiaries review, at least annually, the existence of any indication that an asset may be impaired. If there is an indication, the Company and its subsidiaries estimate the recoverable amount of the asset. Assets that cannot be evaluated individually are grouped in the smallest group of assets that generate cash flow from continuous use and that are largely independent of cash flows of other assets (CGU). The recoverable amount of assets or CGUs corresponds to the greater of their fair value net of applicable direct selling costs and their value in use.

The fair value less costs of disposal is determined by the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date, net of costs of removing the asset, and direct incremental costs to bring an asset into condition for its sale, legal costs, and taxes.

To assess the value in use, the Company and its subsidiaries consider the projections of future cash flows, trends, and outlooks, as well as the effects of obsolescence, demand, competition, and other economic factors. Such cash flows are discounted to their present values using the discount rate before tax that reflects market conditions for the period of impairment testing and the specific risks of the asset or CGU being evaluated. In cases where the expected discounted future cash flows are less than their carrying amount, the impairment loss is recognized for the amount by which the carrying value exceeds the fair value of these assets. Losses for impairment of assets are recognized in profit or loss. In case goodwill has been allocated to a CGU, the recognized losses are first allocated to reduce the corresponding goodwill. If the goodwill is not enough to absorb such losses, the surplus is allocated to the assets on a pro-rata basis. An impairment of goodwill cannot be reversed. For other assets, impairment losses may be reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if the impairment had not been recognized.

No impairment was recognized in the periods presented (see Note 13.i).

u.	Adjustment to Present Value
Some of the Company’s subsidiaries recognized a present value adjustment to Tax on Goods and Services (“ICMS”, the Brazilian VAT) credit balances related to property, plant, and equipment (CIAP). Because recovery of these credits occurs over a 48 month period, the present value adjustment reflects, in the interim financial information, the time value of the ICMS credits to be recovered. The balance of these adjustment to present value totaled R$ 518 as of June 30, 2014 (R$ 354 as of December 31, 2013).

The Company and its subsidiaries reviewed all items classified as non-current and, when relevant, current assets and liabilities, and did not identify the need to recognize other present value adjustments.

Ultrapar Participações S.A. and Subsidiaries
Notes to the Individual and Consolidated Interim Financial Information
(In thousands of Brazilian Reais, unless otherwise stated)

v.	Statements of Value Added
As required by Brazilian Corporate Law, the Company and its subsidiaries prepare the individual and consolidated statements of value added (“DVA”) according to CPC 09 – Statement of Value Added, as an integral part of the interim financial information as applicable to publicly-traded companies, and as supplemental information for IFRS, which does not require the presentation of DVA.

w.	Adoption of the Pronouncements Issued by CPC and IFRS

Certain standards, amendments, and interpretations that were applied to IFRS and were issued by IASB but are not yet effective and were not applied as of June 30, 2014, are as follows:

		Effective date
•	Amendments to IAS 32 – Financial instruments: presentation: provides clarifications on the application of the offsetting rules.	2014
•
IFRS 9 (and corresponding 2010 and 2013 amendments): Financial instrument classification and measurement: includes new requirements for the classification and measurement of financial assets and liabilities, derecognition requirements, new impairment methodology for financial instruments, and new hedge accounting guidance (as issued in November, 2013).
		2018(*)
•	IFRS 15 - Revenue from contracts with customers: establish the principles of nature, amount, timing and uncertainty of revenue and cash flow arising from a contract with a customer.	2017

(*) On July 24, 2014, the IASB issued the final version of IFRS 9, with the mandatory effective date set for January 1, 2018.

CPC has not yet issued pronouncements equivalent to these IAS/IFRS, but is expected to do so before the date they become effective. The adoption of IFRS pronouncements is subject to prior approval by the CVM. The Company is assessing the potential effects of these standards.

x.	Authorization for Issuance of the Interim Financial Information
The interim financial information was authorized for issue by the Board of Directors on August 6, 2014.

Ultrapar Participações S.A. and Subsidiaries
Notes to the Individual and Consolidated Interim Financial Information
(In thousands of Brazilian Reais, unless otherwise stated)

3.	Principles of Consolidation and Investments in Subsidiaries

The consolidated interim financial information was prepared following the basic principles of consolidation established by IFRS 10 (CPC 36 (R3)). Investments of one company in another, balances of asset and liability accounts, and revenues and expenses were eliminated, as well as the effects of transactions conducted between the companies. Non-controlling interests in subsidiaries are presented within consolidated shareholders’ equity and net income.

Consolidation of a subsidiary begins when the parent company obtains direct or indirect control over a company and ceases when the parent company loses control of a company. Income and expenses of a subsidiary acquired are included in the consolidated income statement and other comprehensive income from the date the parent company gains the control. Income and expenses of a subsidiary, in which the parent company loses control, are included in the consolidated income statement and other comprehensive income until the date the parent company loses control.

When necessary, adjustments are made to the interim financial information of subsidiaries to bring their accounting policies into line with the Company’s accounting policies.

Ultrapar Participações S.A. and Subsidiaries
Notes to the Individual and Consolidated Interim Financial Information
(In thousands of Brazilian Reais, unless otherwise stated)

The consolidated interim financial information includes the following direct and indirect subsidiaries:

		% interest in the share
		06/30/2014		12/31/2013
		Control		Control
	Location	Direct control	Indirect control	Direct control	Indirect control
Imifarma Produtos Farmacêuticos e Cosméticos S.A.	Brazil	100	-	-	-
Ipiranga Produtos de Petróleo S.A.	Brazil	100	-	100	-
am/pm Comestíveis Ltda.	Brazil	-	100	-	100
Centro de Conveniências Millennium Ltda.	Brazil	-	100	-	100
Conveniência Ipiranga Norte Ltda.	Brazil	-	100	-	100
Ipiranga Trading Limited	Virgin Islands	-	100	-	100
Tropical Transportes Ipiranga Ltda.	Brazil	-	100	-	100
Ipiranga Imobiliária Ltda.	Brazil	-	100	-	100
Ipiranga Logística Ltda.	Brazil	-	100	-	100
Isa-Sul Administraçăo e Participações Ltda.	Brazil	-	100	-	100
Companhia Ultragaz S.A.	Brazil	-	99	-	99
Bahiana Distribuidora de Gás Ltda.	Brazil	-	100	-	100
Utingás Armazenadora S.A.	Brazil	-	57	-	57
LPG International Inc.	Cayman Islands	-	100	-	100
Imaven Imóveis Ltda.	Brazil	-	100	-	100
Oil Trading Importadora e Exportadora Ltda.	Brazil	-	100	-	100
Oxiteno S.A. Indústria e Comércio	Brazil	100	-	100	-
Oxiteno Nordeste S.A. Indústria e Comércio	Brazil	-	99	-	99
Oxiteno Argentina Sociedad de Responsabilidad Ltda.	Argentina	-	100	-	100
Oleoquímica Indústria e Comércio de Produtos Químicos Ltda.	Brazil	-	100	-	100
Oxiteno Uruguay S.A.	Uruguay	-	100	-	100
Barrington S.L.	Spain	-	100	-	100
Oxiteno México S.A. de C.V.	Mexico	-	100	-	100
Oxiteno Servicios Corporativos S.A. de C.V.	Mexico	-	100	-	100
Oxiteno Servicios Industriales S.A. de C.V.	Mexico	-	100	-	100
Oxiteno USA LLC	United States	-	100	-	100
Global Petroleum Products Trading Corp.	Virgin Islands	-	100	-	100
Oxiteno Overseas Corp.	Virgin Islands	-	100	-	100
Oxiteno Andina, C.A.	Venezuela	-	100	-	100
Oxiteno Europe SPRL	Belgium	-	100	-	100
Oxiteno Colombia S.A.S	Colombia	-	100	-	100
Oxiteno Shanghai Trading LTD.	China	-	100	-	100
Empresa Carioca de Produtos Químicos S.A.	Brazil	-	100	-	100
Ultracargo - Operações Logísticas e Participações Ltda.	Brazil	100	-	100	-
Terminal Químico de Aratu S.A. – Tequimar	Brazil	-	99	-	99
SERMA - Ass. dos usuários equip. proc. de dados	Brazil	-	100	-	100
The percentages in the table above are rounded.

Ultrapar Participações S.A. and Subsidiaries
Notes to the Individual and Consolidated Interim Financial Information
(In thousands of Brazilian Reais, unless otherwise stated)

a) Business Combination – Acquisition of Extrafarma

On January 31, 2014 the merger of all shares issued by Extrafarma into Ultrapar was approved at the Extraordinary Shareholders’ Meeting of Ultrapar and Extrafarma. After the merger of shares, Extrafarma became a wholly-owned subsidiary of Ultrapar and the shareholders of Extrafarma became long-term shareholders of Ultrapar. The association with Extrafarma marks Ultrapar’s entry into Brazil's retail pharmacy sector, making it the third distribution and specialty retail business of the Company.

As a result, 12,021,100 new ordinary, nominative, book-entry shares with no par value of the Company were issued on January 31, 2014, increasing capital share by R$ 141,913. These resulted in total capital share of R$ 3,838,686, represented by 556,405,096 shares and increasing capital reserves by R$ 498,812, totaling an increase in equity in the amount of R$ 640,725. This transaction did not affect the Company’ cash flow.

In addition, the Company issued subscription warrants that, if exercised, would lead to the issuance of up to 4,007,031 shares in the future, broken down into 801,409 shares related to subscription warrants – working capital and 3,205,622 shares related to subscription warrants – indemnification. On June 30, 2014, in a preliminary assessment of the working capital and indebtedness adjustments the Company identified that the subscription warrants – working capital shall not be exercised by the former shareholders of Extrafarma. Accordingly, the Company reversed full provision for the issuance of 801,409 shares related to subscription warrants – working capital, which at the acquisition date amounted to R$ 42,138. The shares of the subscription warrants – indemnification may be exercised as early as 2020 and are adjusted according to the changes in the amounts of provision for tax, civil, and labor risks and contingent liabilities related to the period previous to January 31, 2014. The subscription warrants – indemnification are valued based on the share price of Ultrapar (UGPA3) on the reporting date. On June 30, 2014, the subscription warrants – indemnification were represented by 2,323,241 shares and totaled R$ 108,613.

The temporary purchase price in the amount of R$ 749,289, subject to the customary final adjustments of working capital, will be allocated among the identified assets acquired and liabilities assumed, measured at fair value. The Company is measuring the open balance, fair value of assets and liabilities, and, consequently, the goodwill. The purchase price allocation is being determined and its conclusion is estimated for the second semester of 2014. During the process of identification of assets and liabilities, intangible assets, which are not recognized in the acquired entity’s books, will also be taken into account. The temporary goodwill is R$ 795,519.

Ultrapar Participações S.A. and Subsidiaries
Notes to the Individual and Consolidated Interim Financial Information
(In thousands of Brazilian Reais, unless otherwise stated)

The table below summarizes the temporary assets acquired and liabilities assumed as of the acquisition date, subject to the customary final adjustments of working capital and purchase price allocation:

Current assets		Current liabilities
Cash and cash equivalents	9,123	Loans (1)	179,818
Trade receivables	68,398	Trade payables	117,202
Inventories	164,590	Salaries and related charges	16,539
Recoverable taxes	12,961	Income and social contribution taxes payable	3,429
Other	5,110	Deferred revenue	4,834
	260,182	Other	6,316
			328,138

Non-current assets		Non-current liabilities
Property, plant, and equipment	48,547	Loans (1)	28,093
Intangible assets	12,008	Provision for tax, civil and labor risks	46,199
Deferred income and social contribution taxes	41,276	Other	7,096
Escrow deposits	1,283		81,388
Temporary goodwill	795,519
	898,633	Total liabilities assumed	409,526

Total assets acquired and temporary goodwill	1,158,815	Consideration transferred	749,289

(1) The gross debt assumed on closing date amounted to R$ 207,911.

For further details on property, plant, and equipment and intangibles acquired, see Notes 12 and 13 respectively.

For further details, see Material Notice released on September 30, 2013, Material Notice, Protocol and Justification of Merger of Shares and Management’s Proposal to Extraordinary Shareholders´ Meeting and its Annex released on December 19, 2013 and Market Announcement released on January 31, 2014.

Ultrapar Participações S.A. and Subsidiaries
Notes to the Individual and Consolidated Interim Financial Information
(In thousands of Brazilian Reais, unless otherwise stated)

4.	Cash and Cash Equivalents and Financial Investments

Cash equivalents and financial investments, excluding cash and bank deposits, are substantially represented by investments: (i) in Brazil, in certificates of deposit of first-rate financial institutions linked to the Interbank Certificate of Deposit (“CDI”), in repurchase agreement and in short term investments funds, whose portfolio comprised exclusively of Brazilian Federal Government bonds; (ii) outside Brazil, in certificates of deposit of first-rate financial institutions; and (iii) in currency and interest rate hedging instruments.

The financial assets were classified in Note 22, according to their characteristics and intention of the Company and its subsidiaries.

The balance of cash, cash equivalents and financial investments (consolidated) amounted to R$ 3,419,922 at June 30, 2014 (R$ 3,543,700 at December 31, 2013) and are distributed as follows:

•	Cash and Cash Equivalents

Cash and cash equivalents are considered: (i) cash and bank deposits, and (ii) highly-liquid short-term investments that are readily convertible into a known amount of cash and are subject to an insignificant risk of change in value.

	Parent		Consolidated
	06/30/2014	12/31/2013	06/30/2014	12/31/2013

Cash and bank deposits
In local currency	61	153	112,064	136,532
In foreign currency	-	-	69,450	88,394

Financial investments considered cash equivalents
In local currency
Fixed-income securities	85,142	110,125	2,066,066	2,051,143
In foreign currency
Fixed-income securities	-	-	4,197	-

Total cash and cash equivalents	85,203	110,278	2,261,777	2,276,069

Ultrapar Participações S.A. and Subsidiaries
Notes to the Individual and Consolidated Interim Financial Information
(In thousands of Brazilian Reais, unless otherwise stated)

•	Financial Investments

The financial investments of the Company and its subsidiaries, which are not classified as cash and cash equivalents, are distributed as follows:

	Parent		Consolidated
	06/30/2014	12/31/2013	06/30/2014	12/31/2013

Financial investments
In local currency
Fixed-income securities and funds	44,323	264	712,128	747,256

In foreign currency
Fixed-income securities and funds	-	-	384,747	368,781

Currency and interest rate hedging instruments (a)	-	-	61,270	151,594

Total financial investments	44,323	264	1,158,145	1,267,631

Current	44,323	264	1,088,191	1,149,132

Non-current	-	-	69,954	118,499

(a) Accumulated gains, net of income tax (see Note 22).

Ultrapar Participações S.A. and Subsidiaries
Notes to the Individual and Consolidated Interim Financial Information
(In thousands of Brazilian Reais, unless otherwise stated)

5.	Trade Receivables (Consolidated)

The composition of trade receivables is as follows:

	06/30/2014	12/31/2013

Domestic customers	2,217,098	2,159,355
Reseller financing - Ipiranga	283,059	276,044
Foreign customers	167,188	157,696
(-) Allowance for doubtful accounts	(164,135)	(147,080)

Total	2,503,210	2,446,015

Current	2,374,771	2,321,537

Non-current	128,439	124,478

Reseller financing is provided for renovation and upgrading of service stations, purchase of products, and development of the automotive fuels and lubricants distribution market.

The breakdown of trade receivables, gross of allowance for doubtful accounts, is as follows:

			Past due
	Total	Current	less than 30 days	31-60 days	61-90 days	91-180 days	more than 180 days

06/30/2014	2,667,345	2,338,708	71,710	24,029	14,430	24,700	193,768

12/31/2013	2,593,095	2,282,310	104,544	12,906	6,428	7,786	179,121

Movements in the allowance for doubtful accounts are as follows:

Balance at December 31, 2013	147,080
Initial balance of Extrafarma (January 31, 2014)	5,499
Additions	12,768
Write-offs	(1,212)
Balance at June 30, 2014	164,135

Ultrapar Participações S.A. and Subsidiaries
Notes to the Individual and Consolidated Interim Financial Information
(In thousands of Brazilian Reais, unless otherwise stated)

6.	Inventories (Consolidated)

The composition of inventories is as follows:

	06/30/2014			12/31/2013
	Cost	Provision for losses	Net balance	Cost	Provision for losses	Net balance

Finished goods	387,900	(10,824)	377,076	318,451	(7,100)	311,351
Work in process	1,682	-	1,682	2,626	-	2,626
Raw materials	203,105	(36)	203,069	209,735	(169)	209,566
Liquefied petroleum gas (LPG)	38,723	(5,761)	32,962	41,678	(5,761)	35,917
Fuels, lubricants, and greases	995,056	(703)	994,353	817,016	(758)	816,258
Consumable materials and bottles for resale	77,159	(2,244)	74,915	64,465	(1,450)	63,015
Pharmaceutical, hygiene, and beauty products	187,183	(3,938)	183,245	-	-	-
Advances to suppliers	87,819	-	87,819	128,618	-	128,618
Properties for resale	25,096	-	25,096	25,162	-	25,162

	2,003,723	(23,506)	1,980,217	1,607,751	(15,238)	1,592,513

Movements in the provision for losses are as follows:

Balance at December 31, 2013	15,238
Initial balance of Extrafarma (January 31, 2014)	3,164
Recoveries of realizable value adjustment	5,651
Reversals of obsolescence and other losses	(547)
Balance at June 30, 2014	23,506

The breakdown of provisions for losses related to inventories is shown in the table below:

	06/30/2014	12/31/2013
Realizable value adjustment	15,148	9,497
Obsolescence and other losses	8,358	5,741
Total	23,506	15,238

Ultrapar Participações S.A. and Subsidiaries
Notes to the Individual and Consolidated Interim Financial Information
(In thousands of Brazilian Reais, unless otherwise stated)

7.	Recoverable Taxes

Recoverable taxes are substantially represented by credits of ICMS, Taxes for Social Security Financing (COFINS), Employee’s Profit Participation Program (PIS), IRPJ, and CSLL.

	Parent		Consolidated
	06/30/2014	12/31/2013	06/30/2014	12/31/2013
IRPJ and CSLL	59,193	48,531	153,460	160,590
ICMS	-	-	257,776	210,045
Provision for ICMS losses (1)	-	-	(82,374)	(65,180)
PIS and COFINS	-	-	194,445	156,707
Value-Added Tax (IVA) of subsidiaries Oxiteno Mexico, Oxiteno Andina and Oxiteno Uruguay	-	-	46,426	43,592
Excise tax - IPI	-	-	5,325	3,997
Other	-	-	5,568	7,589

Total	59,193	48,531	580,626	517,340

Current	24,446	27,067	527,682	479,975

Non-current	34,747	21,464	52,944	37,365

(1) The provision for ICMS losses relates to tax credits that the subsidiaries believe to be unable to offset in the future and its movements are as follows:

Balance at December 31, 2013	65,180
Initial balance of Extrafarma (January 31, 2014)	20,888
Additions	3,275
Write-offs	(6,969)
Balance at June 30, 2014	82,374

Ultrapar Participações S.A. and Subsidiaries
Notes to the Individual and Consolidated Interim Financial Information
(In thousands of Brazilian Reais, unless otherwise stated)

8.	Related Parties

a.	Related Parties

•	Parent Company

	Assets Debentures	Financial income

Ipiranga Produtos de Petróleo S.A.	774,159	56,508
Total as of June 30, 2014	774,159	56,508

	Assets Debentures	Financial income

Ipiranga Produtos de Petróleo S.A.	772,194	38,872
Total as of December 31, 2013	772,194
Total as of June 30, 2013		38,872

In March 2009, Ipiranga made its first private offering in a single series of 108 debentures at face value of R$ 10,000,000.00 (ten million Brazilian Reais), nonconvertible into shares, unsecured debentures. The Company subscribed 75 debentures with maturity on March 31, 2016 and semiannual remuneration linked to CDI.

Ultrapar Participações S.A. and Subsidiaries
Notes to the Individual and Consolidated Interim Financial Information
(In thousands of Brazilian Reais, unless otherwise stated)

• ·	Consolidated

Balances and transactions between the Company and its subsidiaries have been eliminated on consolidation and are not disclosed in this note. The balances and transactions between the Company and its subsidiaries with other related parties are disclosed below:

	Loans		Commercial transactions
	Assets	Liabilities	Receivables1	Payables1

Oxicap Indústria de Gases Ltda.	10,368	-	-	1,104
Química da Bahia Indústria e Comércio S.A.	-	3,046	-	-
ConectCar Soluções de Mobilidade Eletrônica S.A.	-	-	1,164	513
Others	490	824	-	-
Total as of June 30, 2014	10,858	3,870	1,164	1,617

	Loans		Commercial transactions
	Assets	Liabilities	Receivables1	Payables1

Oxicap Indústria de Gases Ltda.	10,368	-	-	1,069
Química da Bahia Indústria e Comércio S.A.	-	3,046	-	-
Refinaria de Petróleo Riograndense S.A.	-	-	-	1,051
ConectCar Soluções de Mobilidade Eletrônica S.A.	-	-	7,952	1,210
Others	490	826	-	-
Total as of December 31, 2013	10,858	3,872	7,952	3,330

1 Included in “trade receivables” and “trade payables,” respectively.

	Commercial transactions
	Sales	Purchases
Oxicap Indústria de Gases Ltda.	3	6,508
Refinaria de Petróleo Riograndense S.A.	-	12,144
ConectCar Soluções de Mobilidade Eletrônica S.A.	4,398	-
Total as of June 30, 2014	4,401	18,652

	Commercial transactions
	Sales	Purchases
Oxicap Indústria de Gases Ltda.	3	5,981
Refinaria de Petróleo Riograndense S.A.	-	15,188
ConectCar Soluções de Mobilidade Eletrônica S.A.	4,662	-
Total as of June 30, 2013	4,665	21,169

Ultrapar Participações S.A. and Subsidiaries
Notes to the Individual and Consolidated Interim Financial Information
(In thousands of Brazilian Reais, unless otherwise stated)

Purchase and sale transactions relate substantially to the purchase of raw materials, feedstock, transportation, and storage services based on similar market prices and terms with customers and suppliers with comparable operational performance. The above operations related to ConectCar refer to the adhesion to Ipiranga’s marketing plan and services provided. Borrowing agreements are for an indeterminate period and do not contain interest clauses. In the opinion of the Company and its subsidiaries’ management, transactions with related parties are not subject to credit risk, which is why no allowance for doubtful accounts or collateral is provided. Collateral provided by the Company in loans of subsidiaries and affiliates are mentioned in Note 14.l). Intercompany loans are contracted in light of temporary cash surpluses or deficits of the Company, its subsidiaries, and its associates.

b.	Key executives - Compensation (Consolidated)

The Company’s compensation strategy combines short and long-term elements, following the principles of alignment of interests and of maintaining a competitive compensation, and is aimed at retaining key officers and remunerating them adequately according to their attributed responsibilities and the value created to the Company and its shareholders.

Short-term compensation is comprised of: (a) fixed monthly compensation paid with the objective of rewarding the executive’s experience, responsibility, and his/her position’s complexity, and includes salary and benefits such as medical coverage, check-up, life insurance, and others; (b) variable compensation paid annually with the objective of aligning the executive’s and the Company’s objectives, which is linked to: (i) the business performance measured through its economic value creation EVA ®  and (ii) the fulfillment of individual annual goals that are based on the strategic plan and are focused on expansion and operational excellence projects, people development and market positioning, among others. In addition, the chief executive officer is entitled to additional long term variable compensation relating to the Company’s shares’ performance between 2013 and 2018, reflecting the target of more than doubling the share value of the Company in 5 years. Further details about the Deferred Stock Plan are contained in Note 8.c) and about post-employment benefits in Note 24.b).

As of June 30, 2014, the Company and its subsidiaries recognized expenses for compensation of its key executives (Company’s directors and executive officers) in the amount of R$ 18,815 (R$ 15,563 as of June 30, 2013). Out of this total, R$ 14,586 relates to short-term compensation (R$ 12,929 as of June 30, 2013), R$ 2,616 to stock compensation (R$ 1,893 as of June 30, 2013), R$ 848 to post-employment benefits (R$ 741 as of June 30, 2013), and R$ 765 to long-term compensation.

Ultrapar Participações S.A. and Subsidiaries
Notes to the Individual and Consolidated Interim Financial Information
(In thousands of Brazilian Reais, unless otherwise stated)

c.	Deferred Stock Plan

On April 27, 2001, the General Shareholders’ Meeting approved a benefit plan to members of management and employees in executive positions in the Company and its subsidiaries. On November 26, 2003, the Extraordinary General Shareholders’ Meeting approved certain amendments to the original plan of 2001 (the “Deferred Stock Plan”). In the Deferred Stock Plan, certain members of management of the Company and its subsidiaries have the voting and economic rights of shares and the ownership of these shares is retained by the subsidiaries of the Company. The Deferred Stock Plan provides for the transfer of the ownership of the shares to those eligible members of management after five to ten years from the initial concession of the rights subject to uninterrupted employment of the participant during the period. The total number of shares to be used for the Deferred Stock Plan is subject to the availability in treasury of such shares. It is incumbent on Ultrapar’s executive officers to select the members of management eligible for the plan and propose the number of shares in each case for approval by the Board of Directors. The fair value of the awards were determined on the grant date based on the market value of the shares on the BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros (“BM&FBOVESPA”), the Brazilian Securities, Commodities and Futures Exchange and the amounts are amortized between five and ten years from the initial concession.

The table below summarizes shares provided to the Company and its subsidiaries’ management:

Grant date	Balance of number of shares granted	Vesting period	Market price of shares on the grant date (in R$ per share)	Total compensation costs, including taxes	Accumulated recognized compensation costs	Accumulated unrecognized compensation costs

March 5, 2014	83,400	2019 to 2021	52.15	5,999	(340)	5,659
February 3, 2014	150,000	2018 to 2020	55.36	11,454	(981)	10,473
November 7, 2012	350,000	2017 to 2019	42.90	20,710	(5,862)	14,848
December 14, 2011	120,000	2016 to 2018	31.85	5,272	(2,313)	2,959
November 10, 2010	260,000	2015 to 2017	26.78	9,602	(5,980)	3,622
December 16, 2009	250,000	2014 to 2016	20.75	7,155	(5,570)	1,585
October 8, 2008	384,008	2013 to 2015	9.99	8,090	(7,508)	582
December 12, 2007	53,320	2012 to 2014	16.17	3,570	(3,499)	71
November 9, 2006	207,200	2016	11.62	3,322	(2,547)	775
December 14, 2005	93,600	2015	8.21	1,060	(909)	151
October 4, 2004	167,900	2014	10.20	2,361	(2,302)	59
	2,119,428			78,595	(37,811)	40,784

The amortization for the six-month period ended June 30, 2014 in the amount of R$ 5,782 (R$ 4,950 for the six-month period ended June 30, 2013) was recognized as a general and administrative expense.

The table below shows the movement in the number of granted shares:

Balance as of December 31, 2013	1,886,028
Shares granted on February 3, 2014	150,000
Shares granted on March 5, 2014	83,400
Balance as of June 30, 2014	2,119,428

Ultrapar Participações S.A. and Subsidiaries
Notes to the Individual and Consolidated Interim Financial Information
(In thousands of Brazilian Reais, unless otherwise stated)

9.	Income and Social Contribution Taxes

a.	Deferred Income and Social Contribution Taxes

The Company and its subsidiaries recognize tax credits and debits, which are not subject to the statute of limitations, resulting from tax loss carryforwards, temporary differences, negative tax bases and revaluation of property, plant, and equipment, among others. Credits are sustained by the continued profitability of their operations. Deferred IRPJ and CSLL are recognized under the following main categories:

	Parent		Consolidated
	6/30/2014	12/31/2013	6/30/2014	12/31/2013

Assets - Deferred income and social contribution taxes on:
Provision for impairment of assets	-	-	50,406	32,130
Provisions for tax, civil, and labor risks	12	10	123,211	111,395
Provision for post-employment benefit	-	-	46,349	43,753
Provision for differences between cash and accrual basis	-	-	4,232	-
Goodwill	-	-	36,613	57,334
Provision for asset retirement obligation	-	-	14,296	13,760
Other provisions	22	385	91,362	72,153
Tax losses and negative basis for social contribution carryforwards (d)	1,249	-	35,362	45,607

Total	1,283	395	401,831	376,132

Liabilities - Deferred income and social contribution taxes on:
Revaluation of property, plant, and equipment	-	-	3,069	3,130
Lease	-	-	5,336	5,640
Provision for differences between cash and accrual basis	-	-	27,902	61,864
Provision for goodwill/negative goodwill	-	-	9,480	6,709
Temporary differences of foreign subsidiaries	-	-	6,092	4,088
Provision for post-employment benefit	-	-	5,911	5,911
Other provisions	-	-	12,982	14,157

Total	-	-	70,772	101,499

Ultrapar Participações S.A. and Subsidiaries
Notes to the Individual and Consolidated Interim Financial Information
(In thousands of Brazilian Reais, unless otherwise stated)

Changes in the net balance of deferred IRPJ and CSLL are as follows:

	06/30/2014	06/30/2013

Initial balance	274,633	384,407
Deferred IRPJ and CSLL recognized in income of the period	15,499	(30,051)
Initial balance of Extrafarma (January 31, 2014)	41,276	-
Deferred IRPJ and CSLL recognized in business combinations	-	(9,068)
Other	(349)	(587)

Final balance	331,059	344,701

The estimated recovery of deferred tax assets relating to IRPJ and CSLL is stated as follows:

	Parent	Consolidated

Up to 1 year	1,249	138,918
From 1 to 2 years	-	80,132
From 2 to 3 years	12	35,966
From 3 to 5 years	-	38,339
From 5 to 7 years	22	72,721
From 7 to 10 years	-	35,755

	1,283	401,831

Ultrapar Participações S.A. and Subsidiaries
Notes to the Individual and Consolidated Interim Financial Information
(In thousands of Brazilian Reais, unless otherwise stated)

b.	Reconciliation of Income and Social Contribution Taxes

IRPJ and CSLL are reconciled to the statutory tax rates as follows:

	Parent		Consolidated
	06/30/2014	06/30/2013	06/30/2014	06/30/2013

Income before taxes and share of profit of subsidiaries, joint ventures, and associates	(3,856)	2,892	814,474	784,894
Statutory tax rates - %	34	34	34	34
Income and social contribution taxes at the statutory tax rates	1,311	(983)	(276,921)	(266,864)
Adjustments to the statutory income and social contribution taxes:
Nondeductible expenses (i)	(423)	(355)	(21,426)	(13,910)
Nontaxable revenues (ii)	-	-	247	1,884
Adjustment to estimated income (iii)	-	-	7,067	3,206
Interest on equity (iv)	-	(59,617)	-	(218)
Other adjustments	-	11	(76)	1,156
Income and social contribution taxes before tax incentives	888	(60,944)	(291,109)	(274,746)

Tax incentives - SUDENE	-	-	32,955	22,100
Income and social contribution taxes in the income statement	888	(60,944)	(258,154)	(252,646)

Current	-	(60,908)	(306,608)	(244,695)
Deferred	888	(36)	15,499	(30,051)
Tax incentives - SUDENE	-	-	32,955	22,100

Effective IRPJ and CSLL rates - %			31.7	32.2

(i)
Nondeductible expenses consist of certain expenses that cannot be deducted for tax purposes under applicable tax legislation, such as expenses with fines, donations, gifts, losses of assets, and certain provisions;

(ii)	Nontaxable revenues consist of certain gains and income that are not taxable under applicable tax legislation, such as the reimbursement of taxes and the reversal of certain provisions;

(iii)
Brazilian tax law allows for an alternative method of taxation for companies that generated gross revenues of up to R$ 78 million in their previous fiscal year. Certain subsidiaries of the Company adopted this alternative form of taxation, whereby income and social contribution taxes are calculated on a basis equal to 32% of operating revenues, as opposed to being calculated based on the effective taxable income of these subsidiaries. The adjustment to estimated income represents the difference between the taxation under this alternative method and the income and social contribution taxes that would have been paid based on the effective statutory rate applied to the taxable income of these subsidiaries;

(iv)
Interest on equity is an option foreseen in Brazilian corporate law to distribute profits to shareholders, calculated based on the long-term interest rate (“TJLP”), which does not affect the income statement, but is deductible for purposes of IRPJ and CSLL.

Ultrapar Participações S.A. and Subsidiaries
Notes to the Individual and Consolidated Interim Financial Information
(In thousands of Brazilian Reais, unless otherwise stated)

c.	Tax Incentives - SUDENE

The following subsidiaries are entitled to federal tax benefits providing for IRPJ reduction under the program for development of northeastern Brazil operated by the Superintendency for the Development of the Northeast (“SUDENE”):

Subsidiary	Units	Incentive - %	Expiration

Oxiteno Nordeste S.A. Indústria e Comércio	Camaçari plant	75	2016

Bahiana Distribuidora de Gás Ltda.	Caucaia base (1)	75	2012
	Mataripe base (1)	75	2013
	Aracaju base	75	2017
	Suape base	75	2018

Terminal Químico de Aratu S.A. – Tequimar	Suape terminal	75	2020
	Aratu terminal (2)	75	2022

Oleoquímica Indústria e Comércio de Produtos Químicos Ltda.	Camaçari plant	75	2022

(1) In 2014, the subsidiary will request the extension of the recognition of tax incentive for another 10 years, due to the production increase in the Caucaia base and modernization in the Mataripe base.

(2) On December 26, 2013, the petition requesting the extension of the tax incentive for another 10 years was granted by SUDENE, due to the modernization in the Aratu terminal. Due to the expiration of the period for approval by the Federal Revenue Service on the petition, Tequimar recognized the tax benefit in income for the second quarter of 2014, retroactive to January 2013 in the amount of R$ 4,356.

d.	Income and Social Contribution Taxes Carryforwards

As of June 30, 2014, the Company and certain subsidiaries have loss carryforwards (income tax) amounting to R$ 111,757 (R$ 142,952 as of December 31, 2013) and negative basis of CSLL of R$ 82,474 (R$ 109,652 as of December 31, 2013), whose compensations are limited to 30% of taxable income, which do not expire. Based on these values, the Company and its subsidiaries recognized deferred income and social contribution tax assets in the amount of R$ 35,362 as of June 30, 2014 (R$ 45,607 as of December 31, 2013).

e.	Law Nº 12973/14 (conversion of Provisional Measure No. 627/13)

On May 14, 2014, Law No. 12973, a conversion of Provisional Measure No. 627 (MP 627/13), was published which, among other matters: (i) revoked the Transition Tax Regime (RTT) and regulates the incidence of taxes on the adjustments arising from the convergence of accounting practices adopted in Brazil and IFRS and (ii) provided for the taxation of residents in Brazil related to profits of overseas subsidiaries and associates.

The Company and its subsidiaries decided not to anticipate the effects of the application of this law for the calendar year 2014.

Ultrapar Participações S.A. and Subsidiaries
Notes to the Individual and Consolidated Interim Financial Information
(In thousands of Brazilian Reais, unless otherwise stated)

10.	Prepaid Expenses (Consolidated)

	06/30/2014	12/31/2013

Rents	92,659	92,375
Advertising and publicity	28,594	25,864
Deferred Stock Plan, net (see Note 8.c)	32,901	23,408
Insurance premiums	10,191	10,319
Software maintenance	12,485	3,900
Purchases of meal and transportation tickets	1,541	1,541
Taxes and other prepaid expenses	4,527	5,575

	182,898	162,982

Current	79,447	65,177

Non-current	103,451	97,805

Ultrapar Participações S.A. and Subsidiaries
Notes to the Individual and Consolidated Interim Financial Information
(In thousands of Brazilian Reais, unless otherwise stated)

11.	Investments

a.	Subsidiaries and Joint-Venture (Parent Company)

The table below presents the full amounts of balance sheets and income statements of subsidiaries and joint venture:

	06/30/2014
	Subsidiaries					Joint-venture
	Ultracargo - Operações Logísticas e Participações Ltda.	Oxiteno S.A. Indústria e Comércio		Ipiranga Produtos de Petróleo S.A.	Imifarma Produtos Farmacêuticos e Cosméticos S.A.	Refinaria de Petróleo Riograndense S.A.
Number of shares or units held	11,839,764	35,102,127		224,467,228,244	152,240,000	5,078,888
Assets	1,119,452	3,426,565		9,536,383	445,816	209,501
Liabilities	3,942	408,883		7,383,952	248,137	140,761
Shareholders’ equity	1,115,510	3,017,741	(*)	2,152,431	197,679	68,740
Net revenue from sales and services	-	491,845		28,370,817	473,838	96,276
Net income for the period	50,551	111,561	(*)	378,962	7,809	221
% of capital held	100	100		100	100	33

(*) adjusted for intercompany unrealized profits
The percentages in the table above are rounded.

	12/31/2013
	Subsidiaries				Joint-venture
	Ultracargo - Operações Logísticas e Participações Ltda.	Oxiteno S.A. Indústria e Comércio		Ipiranga Produtos de Petróleo S.A.	Refinaria de Petróleo Riograndense S.A.
Number of shares or units held	11,839,764	35,102,127		224,467,228,244	5,078,888
Assets	1,068,847	3,373,026		9,389,351	214,375
Liabilities	3,888	480,755		7,234,447	145,856
Shareholders’ equity	1,064,959	2,892,330	(*)	2,154,904	68,519

	06/30/2013
Net revenue from sales and services	-	440,367		25,132,229	101,830
Net income (loss) for the period	37,178	81,430	(*)	464,944	7,120
% of capital held	100	100		100	33

(*) adjusted for intercompany unrealized profits
The percentages in the table above are rounded.

Operating financial information of the subsidiaries is detailed in Note 21.

Ultrapar Participações S.A. and Subsidiaries
Notes to the Individual and Consolidated Interim Financial Information
(In thousands of Brazilian Reais, unless otherwise stated)

Balances and changes in subsidiaries and joint venture are as follows:

	Investments in subsidiaries					Joint-venture
	Ultracargo - Operações Logísticas e Participações Ltda.	Oxiteno S.A. - Indústria e Comércio	Ipiranga Produtos de Petróleo S.A.	Imifarma Produtos Farmacêuticos e Comésticos S.A.	Total	Refinaria de Petróleo Riograndense S.A.	Total

Balance as of December 31, 2013	1,064,959	2,892,330	2,154,904	-	6,112,193	22,751	6,134,944
Share of profit of subsidiaries and joint venture	50,551	111,561	378,962	7,809	548,883	73	548,956
Dividends and interest on equity (gross)	-	-	(381,404)	-	(381,404)	-	(381,404)
Capital increase in cash	-	-	-	236,100	236,100	-	236,100
Acquisition of shares	-	-	-	(46,230)	(46,230)	-	(46,230)
Goodwill	-	-	-	795,519	795,519		795,519
Tax liabilities on equity- method revaluation reserve	-	-	(20)	-	(20)	-	(20)
Valuation adjustment of subsidiaries	-	(6)	(11)	-	(17)	-	(17)
Translation adjustments of foreign-based subsidiaries	-	13,856	-	-	13,856	-	13,856
Balance as of June 30, 2014	1,115,510	3,017,741	2,152,431	993,198	7,278,880	22,824	7,301,704

	Investments in subsidiaries				Joint-venture
	Ultracargo - Operações Logísticas e Participações Ltda.	Oxiteno S.A. - Indústria e Comércio	Ipiranga Produtos de Petróleo S.A.	Total	Refinaria de Petróleo Riograndense S.A.	Total

Balance as of December 31, 2012	988,511	2,349,275	2,435,502	5,773,288	19,759	5,793,047
Share of profit of subsidiaries and joint ventures	37,178	81,430	464,944	583,552	1,404	584,956
Dividends and interest on equity (gross)	-	-	(315,435)	(315,435)	(1,612)	(317,047)
Capital decrease	-	-	(700,000)	(700,000)	-	(700,000)
Tax liabilities on equity- method revaluation reserve	-	-	(21)	(21)	-	(21)
Valuation adjustment of subsidiaries	-	9	4	13	-	13
Translation adjustments of foreign-based subsidiaries	-	(3,907)	-	(3,907)	-	(3,907)
Balance as of June 30, 2013	1,025,689	2,426,807	1,884,994	5,337,490	19,551	5,357,041

Ultrapar Participações S.A. and Subsidiaries
Notes to the Individual and Consolidated Interim Financial Information
(In thousands of Brazilian Reais, unless otherwise stated)

b.	Joint Ventures (Consolidated)

The Company holds an interest in RPR, which is primarily engaged in oil refining.

The subsidiary Ultracargo Participações holds an interest in União Vopak, which is primarily engaged in liquid bulk storage in the port of Paranaguá.

The subsidiary Ipiranga Produtos de Petróleo S.A. (“IPP”) holds an interest in ConectCar, which is primarily engaged in electronic payment of tolls, parking and fuel. ConectCar, formed in November 2012, started its operation on April 23, 2013 in the State of Săo Paulo and currently also operates in the States of Rio Grande do Sul, Paraná, Rio de Janeiro, Pernambuco, Bahia and Minas Gerais.

These investments are accounted for under the equity method of accounting based on their information as of June 30, 2014.

Balances and changes in joint ventures are as follows:

	Movements in investments
	Uniăo Vopak	RPR	ConectCar	Total

Balance as of December 31, 2013	5,916	22,751	15,719	44,386
Capital increase	-	-	13,500	13,500
Share of profit (loss) of joint ventures	548	73	(7,189)	(6,568)
Dividends received	(637)	-	-	(637)
Balance as of June 30, 2014	5,827	22,824	22,030	50,681

	Movements in investments
	Uniăo Vopak	RPR	ConectCar	Total

Balance as of December 31, 2012	5,714	19,759	2,736	28,209
Capital increase	-	-	12,580	12,580
Share of profit (loss) of joint ventures	692	1,404(*)	(4,564)	(2,468)
Dividends received	-	(1,612)	-	(1,612)
Balance as of June 30, 2013	6,406	19,551	10,752	36,709

*Includes adjustments related to the conclusion of the audit of 2012.

Ultrapar Participações S.A. and Subsidiaries
Notes to the Individual and Consolidated Interim Financial Information
(In thousands of Brazilian Reais, unless otherwise stated)

The table below presents the full amounts of balance sheets and income statements of joint ventures:

	06/30/2014
	Uniăo Vopak	RPR	ConectCar
Current assets	4,198	101,293	23,982
Non-current assets	8,766	108,208	34,820
Current liabilities	1,310	41,249	14,742
Non-current liabilities	-	99,512	-
Shareholders’ equity	11,654	68,740	44,060
Net revenue from sales and services	6,340	96,276	3,436
Costs and operating expenses	(4,886)	(94,970)	(25,251)
Net financial income and income and social contribution taxes	(358)	(1,085)	7,437
Net income (loss)	1,096	221	(14,378)

Number of shares or units held	29,995	5,078,888	50,000,000
% of capital held	50	33	50

The percentages in the table above are rounded.

	12/31/2013
	Uniăo Vopak	RPR	ConectCar
Current assets	3,814	115,968	26,585
Non-current assets	9,358	98,407	25,301
Current liabilities	1,340	46,973	20,448
Non-current liabilities	-	98,883	-
Shareholders’ equity	11,832	68,519	31,438
Number of shares or units held	29,995	5,078,888	50,000,000
% of capital held	50	33	50

	06/30/2013
	Uniăo Vopak	RPR	ConectCar
Net revenue from sales and services	6,404	101,830	1,379
Costs and operating expenses	(4,412)	(91,146)	(15,145)
Net financial income and income and social contribution taxes	(608)	(3,564)	4,638
Net income (loss)	1,384	7,120	(9,128)

Number of shares or units held	29,995	5,078,888	25,000,000
% of capital held	50	33	50

The percentages in the table above are rounded.

Ultrapar Participações S.A. and Subsidiaries
Notes to the Individual and Consolidated Interim Financial Information
(In thousands of Brazilian Reais, unless otherwise stated)

c.	Associates (Consolidated)

Subsidiary IPP holds an interest in Transportadora Sulbrasileira de Gás S.A., which is primarily engaged in natural gas transportation services.

Subsidiary Oxiteno S.A. holds an interest in Oxicap Indústria de Gases Ltda. (“Oxicap”), which is primarily engaged in the supply of nitrogen and oxygen for its shareholders in the Mauá petrochemical complex.

Subsidiary Oxiteno Nordeste S.A. Indústria e Comércio (“Oxiteno Nordeste”) holds an interest in Química da Bahia Indústria e Comércio S.A., which is primarily engaged in manufacturing, marketing, and processing of chemicals. The operations of this associate are currently suspended.

Subsidiary Companhia Ultragaz S.A. (“Cia. Ultragaz”) holds an interest in Metalúrgica Plus S.A., which is primarily engaged in the manufacture and trading of LPG containers. The operations of this associate are currently suspended.

Subsidiary IPP holds an interest in Plenogás Distribuidora de Gás S.A., which is primarily engaged in the marketing of LPG. The operations of this associate are currently suspended.

The investment of subsidiary Oxiteno S.A. in the associate Oxicap is accounted for under the equity method of accounting based on its interim financial information as of May 31, 2014, while the other associates are valued based on the interim financial information as of June 30, 2014.

Balances and changes in associates are as follows:

	Movements in investments
	Transportadora Sulbrasileira de Gás S.A.	Oxicap Indústria de Gases Ltda.	Química da Bahia Indústria e Comércio S.A.	Total

Balance as of December 31, 2013	5,962	2,144	3,635	11,741
Share of profit of associates	649	286	(2)	933
Dividends received	(725)	-	-	(725)
Balance as of June 30, 2014	5,886	2,430	3,633	11,949

	Movements in investments
	Transportadora Sulbrasileira de Gás S.A.	Oxicap Indústria de Gases Ltda.	Química da Bahia Indústria e Comércio S.A.	Total

Balance as of December 31, 2012	7,014	2,020	3,636	12,670
Share of profit of associates	469	(39)	(4)	426
Balance as of June 30, 2013	7,483	1,981	3,632	13,096

Ultrapar Participações S.A. and Subsidiaries
Notes to the Individual and Consolidated Interim Financial Information
(In thousands of Brazilian Reais, unless otherwise stated)

The table below presents the full amounts of balance sheets and income statements of associates:

	06/30/2014
	Transportadora Sulbrasileira de Gás S.A.	Oxicap Indústria de Gases Ltda.	Química da Bahia Indústria e Comércio S.A.	Metalúrgica Plus S.A.	Plenogás Distribuidora de Gás S.A.

Current assets	4,662	13,356	65	2,451	195
Non-current assets	19,862	75,389	10,101	182	2,829
Current liabilities	651	4,870	-	417	92
Non-current liabilities	331	74,154	2,900	1,709	3,198
Shareholders’ equity	23,542	9,721	7,266	507	(266)
Net revenue from sales and services	4,986	15,701	-	-	-
Costs, operating expenses, and income	(2,305)	(14,038)	(25)	424	326
Net financial income and income and social contribution taxes	(87)	(517)	21	923	-
Net income (loss) for the period	2,594	1,146	(4)	1,347	326

Number of shares or units held	20,124,996	156	1,493,120	3,000	1,384,308
% of capital held	25	25	50	33	33

The percentages in the table above are rounded.

	12/31/2013
	Transportadora Sulbrasileira de Gás S.A.	Oxicap Indústria de Gases Ltda.	Química da Bahia Indústria e Comércio S.A.	Metalúrgica Plus S.A.	Plenogás Distribuidora de Gás S.A.

Current assets	4,482	19,507	85	555	3
Non-current assets	20,449	73,767	10,085	331	2,926
Current liabilities	749	11,019	-	17	62
Non-current liabilities	332	73,681	2,901	1,708	3,459
Shareholders’ equity	23,850	8,574	7,269	(839)	(592)

Ultrapar Participações S.A. and Subsidiaries
Notes to the Individual and Consolidated Interim Financial Information
(In thousands of Brazilian Reais, unless otherwise stated)

	06/30/2013
	Transportadora Sulbrasileira de Gás S.A.	Oxicap Indústria de Gases Ltda.	Química da Bahia Indústria e Comércio S.A.	Metalúrgica Plus S.A.	Plenogás Distribuidora de Gás S.A.

Net revenue from sales and services	3,975	15,629	-	-	-
Costs, operating expenses, and income	(2,147)	(15,848)	(25)	(86)	182
Net financial income and income and social contribution taxes	48	63	17	-	-
Net income (loss) for the period	1,876	(156)	(8)	(86)	182

Number of shares or units held	20,124,996	156	1,493,120	3,000	1,384,308
% of capital held	25	25	50	33	33

 The percentages in the table above are rounded.

Ultrapar Participações S.A. and Subsidiaries
Notes to the Individual and Consolidated Interim Financial Information
(In thousands of Brazilian Reais, unless otherwise stated)

12.	Property, Plant, and Equipment (Consolidated)

Balances and changes in property, plant, and equipment are as follows:

	Weighted average useful life (years)	Balance in 12/31/2013	Additions	Depreciation	Transfer	Write-offs and disposals	Extrafarma acquisiton (1)	Effect of foreign currency exchange rate variation	Balance in 06/30/2014

Cost:
Land	-	458,619	2,686	-	73	(1,578)	-	(185)	459,615
Buildings	30	1,219,746	2,525	-	26,718	(1,288)	-	(1,057)	1,246,644
Leasehold improvements	12	549,841	4,208	-	28,115	(288)	23,059	(7)	604,928
Machinery and equipment	12	3,745,901	34,847	-	21,759	(2,150)	6,366	23,757	3,830,480
Automotive fuel/lubricant distribution equipment and facilities	14	1,939,720	37,037	-	64,351	(9,213)	-	-	2,031,895
LPG tanks and bottles	12	460,596	42,365	-	-	(26,340)	-	-	476,621
Vehicles	9	213,635	10,405	-	7,962	(9,918)	5,695	188	227,967
Furniture and utensils	8	126,758	4,329	-	1,063	(85)	14,926	1,149	148,140
Construction in progress	-	302,076	119,357	-	(139,646)	(16)	6,751	1,738	290,260
Advances to suppliers	-	27,558	1,779	-	(12,857)	(2,251)	-	-	14,229
Imports in progress	-	130	1,067	-	(1,091)	-	-	(23)	83
IT equipment	5	206,286	5,908	-	479	(819)	8,680	(294)	220,240
		9,250,866	266,513	-	(3,074)	(53,946)	65,477	25,266	9,551,102

Accumulated depreciation:
Buildings		(533,776)	-	(18,457)	(44)	869	-	(3,465)	(554,873)
Leasehold improvements		(269,598)	-	(19,414)	(263)	413	(4,602)	7	(293,457)
Machinery and equipment		(1,939,238)	-	(112,770)	313	1,657	(1,756)	(31,770)	(2,083,564)
Automotive fuel/lubricant distribution equipment and facilities		(1,066,425)	-	(56,870)	1	7,706	-	-	(1,115,588)
LPG tanks and bottles		(221,321)	-	(14,317)	-	10,664	-	-	(224,974)
Vehicles		(87,860)	-	(5,828)	-	7,548	(2,954)	(196)	(89,290)
Furniture and utensils		(93,246)	-	(4,696)	(3)	58	(3,624)	(1,226)	(102,737)
IT equipment		(173,942)	-	(6,331)	-	781	(3,994)	87	(183,399)
		(4,385,406)	-	(238,683)	4	29,696	(16,930)	(36,563)	(4,647,882)

Provision for losses:
Land		(197)	-	-	-	-	-	-	(197)
Machinery and equipment		(5,027)	-	-	-	277	-	-	(4,750)
IT equipment		(6)	-	-	-	-	-	-	(6)
Furniture and utensils		(5)	-	-	-	1	-	-	(4)
		(5,235)	-	-	-	278	-	-	(4,957)

Net amount		4,860,225	266,513	(238,683)	(3,070)	(23,972)	48,547	(11,297)	4,898,263

(1)	For further information on the Extrafarma acquisition, see Note 3.a).

Construction in progress relates substantially to expansions and renovations of industrial facilities and terminals and construction and upgrade of service stations and fuel distribution bases.

Advances to suppliers of property, plant, and equipment relate basically to manufacturing of equipment for expansion of plants, terminals and bases, modernization of service stations, and acquisition of real estate.

Ultrapar Participações S.A. and Subsidiaries
Notes to the Individual and Consolidated Interim Financial Information
(In thousands of Brazilian Reais, unless otherwise stated)

13.	Intangible Assets (Consolidated)

Balances and changes in intangible assets are as follows:

	Weighted average useful life (years)	Balance in 12/31/2013	Additions	Amortization	Transfer	Write-offs and disposals	Extrafarma Aquisition (1)	Effect of foreign currency exchange rate variation	Balance in 06/30/2014

Cost:
Goodwill (i)	-	896,609	-	-	-	-	795,519	-	1,692,128
Software (ii)	5	353,637	28,424	-	15,654	(190)	7,817	(535)	404,807
Technology (iii)	5	32,436	181	-	-	-	-	-	32,617
Commercial property rights (iv)	30	16,334	736	-	-	-	11,904	-	28,974
Distribution rights (v)	5	2,213,573	125,962	-	(190)	-	-	-	2,339,345
Others (vi)	10	45,523	220	-	(8,044)	-	-	(4,350)	33,349
		3,558,112	155,523	-	7,420	(190)	815,240	(4,885)	4,531,220

Accumulated amortization:
Goodwill		(101,983)	-	-	-	-	-	-	(101,983)
Software		(261,693)	-	(17,183)	(5,561)	188	(1,417)	1,074	(284,592)
Technology		(27,690)	-	(890)	-	-	-	-	(28,580)
Commercial property rights		(5,515)	-	(1,408)	8	-	(6,296)	-	(13,211)
Distribution rights		(992,022)	-	(179,408)	(1,684)	-	-	-	(1,173,114)
Others		(454)	-	(643)	(640)	-	-	1,279	(458)
		(1,389,357)	-	(199,532)	(7,877)	188	(7,713)	2,353	(1,601,938)

Net amount		2,168,755	155,523	(199,532)	(457)	(2)	807,527	(2,532)	2,929,282

(1) For further information on the Extrafarma acquisition, see Note 3.a).

Ultrapar Participações S.A. and Subsidiaries
Notes to the Individual and Consolidated Interim Financial Information
(In thousands of Brazilian Reais, unless otherwise stated)

i) Goodwill from acquisition of companies was amortized until December 31, 2008, when its amortization ceased. The net remaining balance is tested annually for impairment analysis purposes.

The Company has the following balances of goodwill:

	Segment	06/30/2014	12/31/2013
Goodwill on the acquisition of:
Extrafarma (*)	Extrafarma	795,519	-
Ipiranga	Ipiranga	276,724	276,724
Uniăo Terminais	Ultracargo	211,089	211,089
Texaco	Ipiranga	177,759	177,759
Oxiteno Uruguay	Oxiteno	44,856	44,856
Temmar	Ultracargo	43,781	43,781
DNP	Ipiranga	24,736	24,736
Repsol	Ultragaz	13,403	13,403
Others		2,278	2,278
		1,590,145	794,626

(*) For further information about the goodwill of Extrafarma, see Note 3.a).

On December 31, 2013, the Company tested the balances of goodwill shown in the table above for impairment. The determination of value in use involves assumptions, judgments, and estimates of cash flows, such as growth rates of revenues, costs and expenses, estimates of investments and working capital, and discount rates. The assumptions about growth projections and future cash flows are based on the Company's business plan, as well as comparable market data, and represent management’s best estimate of the economic conditions that will exist over the economic life of the various CGUs, to which goodwill is related.

The evaluation of the value in use is calculated for a period of five years, after which we calculate the perpetuity, considering the possibility of carrying the business on indefinitely.

On December 31, 2013, the discount and real growth rates used to extrapolate the projections ranged from 11.3% to 24.9% and 0% to 5.0% p.a., respectively, depending on the CGU analyzed.

The Company’s goodwill impairment tests did not result in the recognition of losses for the year ended December 31, 2013.

ii) Software includes user licenses and costs for the implementation of the various systems used by the Company and its subsidiaries, such as: integrated management and control, financial management, foreign trade, industrial automation, operational and storage management, accounting information, and other systems.

iii) The subsidiaries Oxiteno S.A., Oxiteno Nordeste and Oleoquímica Indústria e Comércio de Produtos Químicos Ltda. (“Oleoquímica”) recognize as technology certain rights of use held by them. Such licenses include the production of ethylene oxide, ethylene glycols, ethanolamines, glycol ethers, ethoxylates, solvents, fatty acids from vegetable oils, fatty alcohols, and specialty chemicals, which are products that are supplied to various industries.

Ultrapar Participações S.A. and Subsidiaries
Notes to the Individual and Consolidated Interim Financial Information
(In thousands of Brazilian Reais, unless otherwise stated)

iv) Commercial property rights include those described below:

•
On July 11, 2002, subsidiary Tequimar executed an agreement with CODEBA – Companhia das Docas do Estado da Bahia, which allows it to explore the area in which the Aratu Terminal is located for 20 years, renewable for a similar period. The price paid by Tequimar was R$ 12,000, which is being amortized over the period from August 2002 to July 2042.

•

In addition, subsidiary Tequimar has a lease contract for an area adjacent to the Port of Santos for 20 years from December 2002, renewable for a similar period, which allows the construction, operation, and use of a terminal for liquid bulk unloading, tank storage, handling, and distribution. The price paid by Tequimar was R$ 4,334, which is being amortized over the period from August 2005 to December 2022.

•
Subsidiary Extrafarma pays key money to obtain certain commercial establishments to open drugstores which is stated at the cost of acquisition, amortized using the straight line method, considering the lease contract terms. In the case of the closedown of stores, the residual amount is recorded in income.

v) Distribution rights refer mainly to bonus disbursements as provided in Ipiranga’s agreements with resellers and large customers. Bonus disbursements are recognized when paid and recognized as an expense in the income statement over the term of the agreement (typically 5 years), which is reviewed as per the changes occurred in the agreements.

vi) Others are represented substantially by the acquisition cost of the ‘am/pm’ brand in Brazil.

The amortization expenses were recognized in the interim financial information as shown below:
	06/30/2014	06/30/2013

Inventories and cost of products and services sold	4,100	6,399
Selling and marketing	177,299	143,588
General and administrative	18,133	15,155
	199,532	165,142

Ultrapar Participações S.A. and Subsidiaries
Notes to the Individual and Consolidated Interim Financial Information
(In thousands of Brazilian Reais, unless otherwise stated)

14	Loans, Debentures, and Finance Leases (Consolidated)

a.	Composition

Description	06/30/2014	12/31/2013	Index/Currency	Weighted average financial charges 06/30/2014 - % p.a.	Maturity

Foreign currency – denominated loans:
Notes in the foreign market (b)	550,106	584,521	US$	+7.3	2015
Foreign loan (c.1) (*)	175,492	187,340	US$ + LIBOR (i)	+0.8	2015
Foreign loan (c.2)	130,758	140,341	US$ + LIBOR (i)	+1.0	2017
Advances on foreign exchange contracts	111,879	136,753	US$	+1.2	< 360 days
Financial institutions (e)	93,494	95,792	US$	+2.0	2014 to 2017
Financial institutions (e)	44,156	46,740	US$ + LIBOR (i)	+2.0	2016 to 2017
Financial institutions (e)	34,753	31,241	MX$ + TIIE (ii)	+1.0	2014 to 2016
BNDES (d)	33,674	46,623	US$	+6.0	2014 to 2020
Foreign currency advances delivered	16,193	25,511	US$	+1.2	< 91 days
Subtotal	1,190,505	1,294,862

Brazilian Reais – denominated loans:
Banco do Brasil – floating rate (f)	2,713,739	2,402,553	CDI	104.6	2015 to 2019
Debentures - 1st public issuance IPP (g.2 and g.3)	1,408,572	606,929	CDI	107.9	2017 to 2018
Debentures - 4th issuance (g.1)	822,563	852,483	CDI	108.3	2015
BNDES (d)	558,360	633,829	TJLP (iii)	+2.5	2014 to 2020
Banco do Brasil – fixed rate (f) (*)	479,120	905,947	R$	+12.1	2015
Banco do Nordeste do Brasil	94,555	104,072	R$	+8.5 (v)	2018 to 2021
BNDES (d)	56,536	47,428	R$	+4.8	2015 to 2022
FINEP	48,951	38,845	R$	+4.0	2019 to 2021
Finance leases (j)	46,742	44,338	IGP-M (iv)	+5.6	2031
Working capital loans Extrafarma – floating rate (i)	45,396	-	CDI	+2.6	2014 to 2017
Export Credit Note (h) (*)	25,686	24,994	R$	+8.0	2016
Working capital loans Extrafarma – fixed rate (i)	5,318	-	R$	+11.4	2014 to 2016
FINEP	5,074	6,718	TJLP (iii)	+0.0	2023
Fixed finance leases (j)	1,226	53	R$	+15.6	2014 to 2017
FINAME	598	-	TJLP	+5.5%	2016 to 2022
Floating finance leases (j)	538	-	CDI	+2.8%	2017
Subtotal	6,312,974	5,668,189

Currency and interest rate hedging instruments	10,900	6,575

Total	7,514,379	6,969,626

Current	2,409,133	1,829,989

Non-current	5,105,246	5,139,637
(*) These transactions were designated for hedge accounting (see Note 22 – Hedge Accounting).

Ultrapar Participações S.A. and Subsidiaries
Notes to the Individual and Consolidated Interim Financial Information
(In thousands of Brazilian Reais, unless otherwise stated)

(i)	LIBOR = London Interbank Offered Rate.
(ii)	MX$ = Mexican Peso; TIIE = the Mexican interbank balance interest rate.
(iii)
TJLP (Long-term Interest Rate) = set by the National Monetary Council, TJLP is the basic financing cost of Banco Nacional de Desenvolvimento Econômico e Social (“BNDES”), the Brazilian Development Bank. On June 30, 2014, TJLP was fixed at 5.0% p.a.

(iv)	IGP-M = General Market Price Index is a measure of Brazilian inflation, calculated by the Getúlio Vargas Foundation.
(v)
Contract linked to the rate of FNE (Northeast Constitutional Financing Fund) fund whose purpose is to foster the development of the industrial sector, administered by Banco do Nordeste do Brasil. On June 30, 2014, the FNE interest rate was 10% p.a. FNE grants a discount of 15% over the interest rate for timely payments.

The long-term consolidated debt had the following maturity schedule:

	06/30/2014	12/31/2013

From 1 to 2 years	1,231,316	2,831,799
From 2 to 3 years	1,327,433	493,356
From 3 to 4 years	715,466	797,605
From 4 to 5 years	1,744,794	68,640
More than 5 years	86,237	948,237
	5,105,246	5,139,637

As provided in IAS 39 (CPC 8 (R1)), the transaction costs and issuance premiums associated with debt issuance by the Company and its subsidiaries were added to their financial liabilities, as shown in Note 14.k).

The Company’s management entered into hedging instruments against foreign exchange and interest rate variations for a portion of its debt obligations (see Note 22).

b.	Notes in the Foreign Market

In December 2005, the subsidiary LPG International Inc. (“LPG Inc.”) issued US$ 250 million in notes in the foreign market, maturing in December 2015, with interest rate of 7.3% p.a., paid semiannually. The notes were guaranteed by the Company and its subsidiary Oxiteno S.A.

As a result of the issuance of these notes, the Company and its subsidiaries are required to undertake certain obligations, including:

•
Limitation on transactions with shareholders that hold 5% or more of any class of stock of the Company, except upon fair and reasonable terms no less favorable than could be obtained in a comparable transaction with a third party.

•
Required board approval for transactions with shareholders that hold 5% or more of any class of stock of the Company, or with their subsidiaries, in an amount higher than US$ 15 million (except transactions of the Company with its subsidiaries and between its subsidiaries).

•	Restriction on sale of all or substantially all assets of the Company and subsidiaries LPG and Oxiteno S.A.
•	Restriction on encumbrance of assets exceeding US$ 150 million or 15% of the value of the consolidated tangible assets.

The Company and its subsidiaries are in compliance with the levels of covenants required by these loans. The restrictions imposed on the Company and its subsidiaries are customary in transactions of this kind and have not limited their ability to conduct their business to date.

Ultrapar Participações S.A. and Subsidiaries
Notes to the Individual and Consolidated Interim Financial Information
(In thousands of Brazilian Reais, unless otherwise stated)

c.	Foreign Loans

1) In November 2012, the subsidiary IPP contracted a foreign loan in the amount of US$ 80 million, due in November 2015 and bearing interest of LIBOR + 0.8% p.a., paid quarterly. IPP also contracted hedging instruments with floating interest rate in U.S. dollar and exchange rate variation, changing the foreign loan charge to 104.1% of CDI (see Note 22). IPP designated these hedging instruments as a fair value hedge; therefore, loan and hedging instruments are both measured at fair value from inception, with changes in fair value recognized through profit or loss. The foreign loan is secured by the Company.

2) The subsidiary Oxiteno Overseas Corp. (“Oxiteno Overseas”) has a foreign loan in the amount of US$ 60 million with interest of LIBOR + 1.0% p.a., paid semiannually. The Company, through its subsidiary Cia. Ultragaz, contracted hedging instruments with floating interest rates in dollar and exchange rate variation, changing the foreign loan charge to 86.9% of CDI with maturity in June 2014 and 94.0% of CDI for the remaining term (see Note 22). The foreign loan is guaranteed by the Company and its subsidiary Oxiteno S.A. In January 2014, the subsidiary renegotiated the loan changing the maturity from June 2014 to January 2017.

As a result of these foreign loans, some obligations mentioned in Note 14.b) must also be maintained by the Company and its subsidiaries. Additionally, during these contracts, the Company shall maintain the following financial ratios, calculated based on its audited consolidated financial statements:

•
Maintenance of a financial ratio, determined by the ratio between consolidated net debt and consolidated Earnings before Interest, Taxes, Depreciation, and Amortization (EBITDA), at less than or equal to 3.5.

•	Maintenance of a financial ratio, determined by the ratio between consolidated EBITDA and consolidated net financial expenses, higher than or equal to 1.5.

The Company is in compliance with the levels of covenants required by these loans. The restrictions imposed on the Company and its subsidiaries are usual for this type of transaction and have not limited their ability to conduct their business to date.

d.	BNDES
The Company and its subsidiaries have financing from BNDES for some of their investments and for working capital.

During the term of these agreements, the Company must maintain the following capitalization and current liquidity levels, as determined in the annual consolidated audited balance sheet:

-	Capitalization level: shareholders’ equity / total assets equal to or above 0.3; and
-	Current liquidity level: current assets / current liabilities equal to or above 1.3.

The Company is in compliance with the levels of covenants required by these loans. The restrictions imposed on the Company and its subsidiaries are usual for this type of transaction and have not limited their ability to conduct their business to date.

Ultrapar Participações S.A. and Subsidiaries
Notes to the Individual and Consolidated Interim Financial Information
(In thousands of Brazilian Reais, unless otherwise stated)

e.	Financial Institutions
The subsidiaries Oxiteno Mexico S.A. de C.V., Oxiteno USA LLC and Oxiteno Uruguay have loans to finance investments and working capital.

f.	Banco do Brasil

The subsidiary IPP has fixed and floating interest rate loans with Banco do Brasil to finance the marketing, processing, or manufacturing of agricultural goods (ethanol). IPP contracted interest hedging instruments, thus converting the fixed rate for this loan into 99.5% of CDI (see Note 22). IPP designates this hedging instrument as a fair value hedge; therefore, loan and hedging instrument are both stated at fair value from inception. Changes in fair value are recognized in profit or loss.

In January 2014, the subsidiary IPP renegotiated loans, that would mature in 2014, in the notional amount of R$ 909.5 million, changing the maturities from April and May 2014 to January 2017, with floating interest rate of 105.5% of CDI.

These loans mature, as follows (include interest until June 30, 2014):

Maturity	06/30/2014

Feb/15	396,285
May/15	711,457
Feb/16	166,667
May/16	100,000
Jan/17	950,024
May/19	868,426

Total	3,192,859

Ultrapar Participações S.A. and Subsidiaries
Notes to the Individual and Consolidated Interim Financial Information
(In thousands of Brazilian Reais, unless otherwise stated)

g.	Debentures

1)	In March 2012, the Company made its fourth issuance of debentures, in a single series of 800 simple, nonconvertible into shares, unsecured debentures, and its main characteristics are as follows:

Face value unit:	R$ 1,000,000.00
Final maturity:	March 16, 2015
Payment of the face value:	Lump sum at final maturity
Interest:	108.3% of CDI
Payment of interest:	Annually
Reprice:	Not applicable

2)
In December 2012, the subsidiary IPP made its first issuance of public debentures in single series of 60,000 simple, nonconvertible into shares, unsecured, nominative and registered debentures, and its main characteristics are as follows:

Face value unit:	R$ 10,000.00
Final maturity:	November 16, 2017
Payment of the face value:	Lump sum at final maturity
Interest:	107.9% of CDI
Payment of interest:	Semiannually
Reprice:	Not applicable

3)
In January 2014, the subsidiary IPP made its second issuance of public debentures in single series of 80,000 simple nonconvertible into shares, unsecured, nominative and registered debentures, which main characteristics are as follows:

Face value unit:	R$ 10,000.00
Final maturity:	December 20, 2018
Payment of the face value:	Lump sum at final maturity
Interest:	107.9% of CDI
Payment of interest:	Semiannually
Reprice:	Not applicable

Ultrapar Participações S.A. and Subsidiaries
Notes to the Individual and Consolidated Interim Financial Information
(In thousands of Brazilian Reais, unless otherwise stated)

h.	Export Credit Note

In March 2013, the subsidiary Oxiteno Nordeste contracted an export credit note in the amount of R$ 17.5 million, with maturity in March 2016 and fixed interest rate of 8% p.a., paid quarterly.

In August 2013, the subsidiary Oxiteno Nordeste contracted an export credit note in the amount of R$ 10.0 million, with maturity in August 2016 and fixed interest rate of 8% p.a., paid quarterly.

Oxiteno Nordeste contracted interest hedging instruments, thus converting the fixed rates for these loans into 88.8% of CDI (see Note 22). Oxiteno Nordeste designated these hedging instruments as a fair value hedge; therefore, loans and hedging instruments are both measured at fair value from inception. Changes in fair value are recognized in profit or loss.

i.	Working Capital

The subsidiary Extrafarma has loans for financing its working capital, with maturities substantially in 2014 and containing fixed and floating rates.

j.	Finance Leases

The subsidiary Cia. Ultragaz has a finance lease contract related to LPG bottling facilities, maturing in April 2031.

The subsidiary Serma – Associaçăo dos Usuários de Equipamentos de Processamento de Dados e Serviços Correlatos (“Serma”) had finance lease contracts related to IT equipment with terms of 36 months. The subsidiary had the option to purchase the assets at a price substantially lower than the fair market price on the date of option. In the second quarter of 2014, the term of the contracts ended and Serma exercised its option to purchase the equipment.

The subsidiary Extrafarma has finance lease contracts related to IT equipment, vehicles, furniture, and utensils, with terms between 24 to 60 months.

The amount of equipment and intangible assets, net of depreciation and amortization, and of the liabilities corresponding to such equipment, are shown below:

	06/30/2014
	LPG bottling facilities	IT equipment	Vehicles	Furniture and utensils	Total
Equipment and intangible assets, net of depreciation and amortization	27,177	1,228	1,885	781	31,071

Financing (present value)	46,742	1,194	293	277	48,506

Current	1,905	669	240	273	3,087
Non-current	44,837	525	53	4	45,419

Ultrapar Participações S.A. and Subsidiaries
Notes to the Individual and Consolidated Interim Financial Information
(In thousands of Brazilian Reais, unless otherwise stated)

	12/31/2013
	LPG bottling facilities	IT equipment	Total
Equipment and intangible assets, net of depreciation and amortization	29,653	292	29,945

Financing (present value)	44,338	53	44,391

Current	1,735	53	1,788
Non-current	42,603	-	42,603

The future disbursements (installments) assumed under these contracts are presented below:

	06/30/2014
	LPG bottling facilities	IT equipment	Vehicles	Furniture and utensils	Total
Up to 1 year	4,238	751	263	288	5,540
From 1 to 2 years	4,238	350	56	4	4,648
From 2 to 3 years	4,238	281	-	-	4,519
From 3 to 4 years	4,238	22	-	-	4,260
From 4 to 5 years	4,238	-	-	-	4,238
More than 5 years	50,145	-	-	-	50,145

Total	71,335	1,404	319	292	73,350

	12/31/2013
	LPG bottling facilities	IT equipment	Total
Up to 1 year	3,949	55	4,004
From 1 to 2 years	3,949	-	3,949
From 2 to 3 years	3,949	-	3,949
From 3 to 4 years	3,949	-	3,949
From 4 to 5 years	3,949	-	3,949
More than 5 years	48,704	-	48,704

	68,449	55	68,504

The above amounts include Services Tax (“ISS”) payable on the monthly installments, except for disbursements for the LPG bottling facilities.

Ultrapar Participações S.A. and Subsidiaries
Notes to the Individual and Consolidated Interim Financial Information
(In thousands of Brazilian Reais, unless otherwise stated)

k.	Transaction Costs

Transaction costs incurred in issuing debt were deducted from the value of the related financial instruments and are recognized as an expense according to the effective interest rate method, as follows:

	Effective rate of transaction costs (% p.a.)	Balance as of December 31, 2013	Incurred cost	Amortization	Balance as of June 30, 2014

Banco do Brasil (f)	0.4	19,797	-	(3,344)	16,453
Debentures (g)	0.3	4,730	1,422	(1,895)	4,257
Notes in the foreign market (b)	0.2	2,309	-	(681)	1,628
Other	0.4	916	1,459	(454)	1,921

Total		27,752	2,881	(6,374)	24,259

The amount to be appropriated to profit or loss in the future is as follows:

	Up to 1 year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	More than 5 years	Total

Banco do Brasil (f)	3,890	2,452	2,951	3,514	3,646	-	16,453
Debentures (g)	3,052	321	354	353	177	-	4,257
Notes in the foreign market (b)	1,085	543	-	-	-	-	1,628
Other	800	703	389	29	-	-	1,921

Total	8,827	4,019	3,694	3,896	3,823	-	24,259

Ultrapar Participações S.A. and Subsidiaries
Notes to the Individual and Consolidated Interim Financial Information
(In thousands of Brazilian Reais, unless otherwise stated)

l.	Guarantees

The financings are guaranteed by collateral in the amount of R$ 94,526 as of June 30, 2014 (R$ 40,675 as of December 31, 2013) and by guarantees and promissory notes in the amount of R$ 3,190,500 as of June 30, 2014 (R$ 2,528,511 as of December 31, 2013).

In addition, the Company and its subsidiaries offer collateral in the form of letters of credit for commercial and legal proceedings in the amount of R$ 164,096 as of June 30, 2014 (R$ 155,221 as of December 31, 2013).

Some subsidiaries issued collateral to financial institutions in connection with the amounts owed by some of their customers to such institutions (vendor financing). If a subsidiary is required to make any payment under these collaterals, this subsidiary may recover the amount paid directly from its customers through commercial collection. The maximum amount of future payments related to these collaterals is R$ 10,542 as of June 30, 2014 (R$ 14,315 as of December 31, 2013), with maturities of less than 210 days. As of June 30, 2014, the Company and its subsidiaries did not have losses in connection with these collaterals. The fair value of collaterals recognized in current liabilities as other payables is R$ 257 as of June 30, 2014 (R$ 350 as of December 31, 2013), which is recognized as profit or loss as customers settle their obligations with the financial institutions.

Some financing agreements of the Company and its subsidiaries have cross default clauses that require them to pay the debt assumed in case of default of other debts equal to or greater than US$ 15 million. As of June 30, 2014, there was no event of default of the debts of the Company and its subsidiaries.

15	Trade Payables (Consolidated)

	06/30/2014	12/31/2013

Domestic suppliers	793,470	907,138
Foreign suppliers	80,486	61,812

	873,956	968,950

The Company and its subsidiaries acquire oil based fuels and LPG from Petróleo Brasileiro S.A. - Petrobras and its subsidiaries and ethylene from Braskem S.A. and Braskem Qpar S.A. These suppliers control almost all of the markets for these products in Brazil. The Company and its subsidiaries depend on the ability of those suppliers to deliver products in a timely manner and at acceptable prices and terms. The loss of any major supplier or a significant reduction in product availability from these suppliers could have a significant adverse effect on the Company and its subsidiaries. The Company and its subsidiaries believe that their relationship with suppliers is satisfactory.

Ultrapar Participações S.A. and Subsidiaries
Notes to the Individual and Consolidated Interim Financial Information
(In thousands of Brazilian Reais, unless otherwise stated)

16	Salaries and Related Charges (Consolidated)

	06/30/2014	12/31/2013

Provisions on payroll	141,419	111,831
Profit sharing, bonus and premium	59,170	142,120
Social charges	28,427	31,059
Salaries and related payments	9,683	11,000
Benefits	1,525	1,303
Others	638	341

	240,862	297,654

17	Taxes Payable (Consolidated)

	06/30/2014	12/31/2013

ICMS	82,044	75,883
Value-Added Tax (IVA) of subsidiaries Oxiteno Mexico, Oxiteno Andina and Oxiteno Uruguay	9,477	11,445
PIS and COFINS	9,843	9,128
ISS	5,011	5,656
IPI	5,341	4,304
National Institute of Social Security (INSS)	1,888	3,998
Income Tax Withholding (IRRF)	1,727	1,659
Others	2,787	4,249

	118,118	116,322

18	Provision for Asset Retirement Obligation – Fuel Tanks (Consolidated)

This provision corresponds to the legal obligation to remove Ipiranga’s underground fuel tanks located at Ipiranga-branded service stations after a certain use period (see Note 2.m).

Movements in the provision for asset retirement obligation are as follows:

Balance at December 31, 2013	69,661
Additions (new tanks)	267
Expense with tanks removed	(1,917)
Accretion expense	2,939

Balance at June 30, 2014	70,950

Current	4,556
Non-current	66,394

Ultrapar Participações S.A. and Subsidiaries
Notes to the Individual and Consolidated Interim Financial Information
(In thousands of Brazilian Reais, unless otherwise stated)

19	Deferred Revenue (Consolidated)

The Company and its subsidiaries have recognized the following deferred revenue:

	06/30/2014	12/31/2013

‘am/pm’ franchising upfront fee	13,373	14,049
Loyalty program “Km de Vantagens”	12,916	12,816
Loyalty program “Club Extra”	4,830	-

	31,119	26,865

Current	22,761	17,731
Non-current	8,358	9,134

Loyalty Programs

Ipiranga has a loyalty program called Km de Vantagens (www.kmdevantagens.com.br) under which registered customers are rewarded with points when they buy products at Ipiranga service stations or at its partners. The customers may exchange these points, during the period of one year, for discounts on products and services offered by Ipiranga and its partners. Points received by Ipiranga’s customers that may be used with the partner Multiplus Fidelidade and for discounts of fuel in Ipiranga’s website (www.postoipiranganaweb.com.br) are considered part of sales revenue.

Extrafarma has a loyalty program called Club Extra (www.clubextra.com.br) under which registered customers are rewarded with points when they buy products at its drugstore chain. The customers may exchange these points, during the period of one year, for prizes offered by its partners. Points received by Extrafarma’s customers that may be used with the partner Multiplus Fidelidade and as recharge credit on a mobile phone are considered part of sales revenue.

Deferred revenue is based on the fair value of the points granted, considering the value of the prizes and the expected redemption of points. Deferred revenue is recognized in profit or loss when the points are redeemed, on which occasion the costs incurred are also recognized. Deferred revenue of unredeemed points is also recognized in profit or loss when the points expire.

Franchising Fee

The franchising upfront fee related to the ‘am/pm’ convenience store chain received by Ipiranga is deferred and recognized in profit or loss on an accrual basis, based on the substance of the agreements with the franchisees.

Ultrapar Participações S.A. and Subsidiaries
Notes to the Individual and Consolidated Interim Financial Information
(In thousands of Brazilian Reais, unless otherwise stated)

20	Shareholders’ Equity

a.	Share Capital
The Company is a publicly traded company listed on BM&FBOVESPA in the Novo Mercado listing segment under the ticker “UGPA3” and on the New York Stock Exchange (NYSE) in the form of level III American Depositary Receipts (“ADRs”) under the ticker “UGP”. As of June 30, 2014, the subscribed and paid-in capital stock consists of 556,405,096 common shares with no par value, (544,383,996 as of December 31, 2013) and the issuance of preferred shares and participation certificates is prohibited. Each common share entitles its holder to one vote at Shareholders’ Meetings.

The price of the shares issued by the Company as of June 30, 2014, on BM&FBOVESPA was R$ 52.60.

On January 31, 2014, the Extraordinary Shareholders’ Meetings of Ultrapar and Extrafarma approved the issuance of 12,021,100 new ordinary, nominative, book-entry shares with no par value of the Company, increasing its capital stock by R$ 141,913, resulting in a total capital stock of R$ 3,838,686 represented by 556,405,096 shares. For further information, see Note 3.a).

As of June 30, 2014, the Company is authorized to increase capital up to the limit of 800,000,000 common shares, without amendment to the Bylaws, by resolution of the Board of Directors.

As of June 30, 2014, there were 33,042,297 common shares outstanding abroad in the form of ADRs (34,314,797 shares as of December 31, 2013).

b.	Treasury Shares
The Company acquired its own shares at market prices, without capital reduction, to be held in treasury and to be subsequently disposed of or cancelled, in accordance with CVM Instructions 10, of February 14, 1980 and 268, of November 13, 1997. In 2014, there were no stock repurchases.

As of June 30, 2014, 7,738,156 common shares (7,971,556 as of December 31, 2013) were held in the Company’s treasury, acquired at an average cost of R$ 14.42 per share.

c.	Capital Reserve
The capital reserve reflects the gain on the transfer of shares at market price to be held in treasury by the Company’s subsidiaries, at an average price of R$ 20.67 per share. Such shares were used in the Deferred Stock Plan granted to executives of these subsidiaries, as mentioned in Note 8.c).

As a result of the issuance of 12,021,100 new shares occurred on January 31, 2014, the Company recognized an increase in the capital reserves in the amount of R$ 498,812, due to the difference between the value attributable to share capital and the market value of the Ultrapar shares on the date of issue. For further information, see Note 3.a). In addition, the Company incurred costs directly attributable to issuing new shares in the amount of R$ 2,260, reducing the capital reserve amount.

Ultrapar Participações S.A. and Subsidiaries
Notes to the Individual and Consolidated Interim Financial Information
(In thousands of Brazilian Reais, unless otherwise stated)

d.	Revaluation Reserve
The revaluation reserve reflects the revaluation of assets of subsidiaries and is based on depreciation, write-off, or disposal of the revalued assets of the subsidiaries, as well as the tax effects recognized by these subsidiaries.

e.	Profit Reserves
Legal Reserve

Under Brazilian Corporate Law, the Company is required to appropriate 5% of net annual earnings to a legal reserve, until the balance reaches 20% of capital stock. This reserve may be used to increase capital or absorb losses, but may not be distributed as dividends.

Retention of Profits

Reserve recognized in previous fiscal years and used for investments contemplated in a capital budget, mainly for expansion, productivity, and quality, acquisitions and new investments, in accordance with Article 196 of Brazilian Corporate Law.

Investments Reserve

In compliance with Article 194 of the Brazilian Corporate Law and Article 55.c) of the Bylaws this reserve is aimed to protect the integrity of the Company’s assets and to supplement its capital stock, in order to allow new investments to be made. As provided in its Bylaws, the Company may allocate up to 45% of net income to the investments reserve, up to the limit of 100% of the share capital.

The amounts of retention of profits and investments reserve are free of distribution restrictions and totaled R$ 2,371,533 as of June 30, 2014 and December 31, 2013.

f.	Other Comprehensive Income

Valuation Adjustments

The differences between the fair value and amortized cost of financial investments classified as available for sale are recognized directly in equity as valuation adjustments. The gains and losses recognized in the shareholders’ equity are reclassified to profit or loss in case the financial instruments are prepaid.

Actuarial gains and losses relating to post-employment benefits, calculated based on a valuation conducted by an independent actuary, are recognized in shareholders’ equity under the title “valuation adjustments”. Actuarial gains and losses recorded in equity are not reclassified to profit or loss in subsequent periods.

Cumulative Translation Adjustments

The change in exchange rates on assets, liabilities, and income of foreign subsidiaries that have (i) functional currency other than the presentation currency of the Company and (ii) an independent administration, is directly recognized in the shareholders’ equity. This accumulated effect is reflected in profit or loss as a gain or loss only in case of disposal or write-off of the investment.

Ultrapar Participações S.A. and Subsidiaries
Notes to the Individual and Consolidated Interim Financial Information
(In thousands of Brazilian Reais, unless otherwise stated)

Balance and changes in other comprehensive income of the Company are as follows:

	Valuation adjustments
	Fair value of financial investment available for sale	Actuarial gains (losses) of post-employment benefits	Total	Cumulative translation adjustment

Balance as of December 31, 2013	5	5,423	5,428	38,076

Translation of foreign subsidiaries, including the exchange rate effect of hedge of investments	-	-	-	13,856

Changes in fair value	(17)	-	(17)	-

Balance as of June 30, 2014	(12)	5,423	5,411	51,932

	Valuation adjustments
	Fair value of financial investment available for sale	Actuarial gains (losses) of post-employment benefits	Total	Cumulative translation adjustment

Balance as of December 31, 2012	23	(12,638)	(12,615)	12,621

Translation of foreign subsidiaries	-	-	-	(3,907)

Changes in fair value	13	-	13	-

Balance as of June 30, 2013	36	(12,638)	(12,602)	8,714

g.	Dividends

The shareholders are entitled, under the Bylaws, to a minimum annual dividend of 50% of adjusted net income calculated in accordance with Brazilian Corporate Law. The dividends and interest on equity in excess of the obligation established in the Bylaws are recognized in shareholders’ equity until they are approved by the Shareholders. The proposed dividends payable as of December 31, 2013 in the amount of R$ 389,495 (R$ 0.71 – seventy one cents of Brazilian Real per share), were approved by the Board of Directors on February 19, 2014, and paid as of March 12, 2014, having been ratified in the Annual General Shareholders’ Meeting on April 16, 2014.

Ultrapar Participações S.A. and Subsidiaries
Notes to the Individual and Consolidated Interim Financial Information
(In thousands of Brazilian Reais, unless otherwise stated)

21	Segment Information

The Company operates five main business segments: gas distribution, fuel distribution, chemicals, storage and, as from January 31, 2014, drugstores. The gas distribution segment (Ultragaz) distributes LPG to residential, commercial, and industrial consumers, especially in the South, Southeast, and Northeast regions of Brazil. The fuel distribution segment (Ipiranga) operates the distribution and marketing of gasoline, ethanol, diesel, fuel oil, kerosene, natural gas for vehicles, and lubricants and related activities throughout all the Brazilian territory. The chemicals segment (Oxiteno) produces ethylene oxide and its main derivatives and fatty alcohols, which are raw materials used in the home and personal care, agrochemical, paints, varnishes, and other industries. The storage segment (Ultracargo) operates liquid bulk terminals, especially in the Southeast and Northeast regions of Brazil. The drugstores segment (Extrafarma) trades pharmaceutical, hygiene, and beauty products through its own drugstore chain in the states of Pará, Amapá, Maranhão, Piauí, Ceará, and Rio Grande do Norte. The segments shown in the interim financial information are strategic business units supplying different products and services. Intersegment sales are at prices similar to those that would be charged to third parties.

The main financial information of each of the Company’s segments are stated as follows:

	06/30/2014	06/30/2013
Net revenue from sales and services:
Ultragaz	1,940,432	1,925,197
Ipiranga	28,394,427	25,159,437
Oxiteno	1,653,648	1,576,016
Ultracargo	173,251	161,367
Extrafarma (1)	473,838	-
Others (2)	19,263	17,323
Intersegment sales	(40,762)	(35,268)
Total	32,614,097	28,804,072

Intersegment sales:
Ultragaz	848	647
Ipiranga	-	-
Oxiteno	992	15
Ultracargo	19,780	17,393
Extrafarma (1)	-	-
Others (2)	19,142	17,213
Total	40,762	35,268

Net revenue from sales and services, excluding intersegment sales:
Ultragaz	1,939,584	1,924,550
Ipiranga	28,394,427	25,159,437
Oxiteno	1,652,656	1,576,001
Ultracargo	153,471	143,974
Extrafarma (1)	473,838	-
Others (2)	121	110
Total	32,614,097	28,804,072

Ultrapar Participações S.A. and Subsidiaries
Notes to the Individual and Consolidated Interim Financial Information
(In thousands of Brazilian Reais, unless otherwise stated)

	06/30/2014	06/30/2013
Operating income:
Ultragaz	67,053	70,781
Ipiranga	759,657	690,748
Oxiteno	139,393	121,389
Ultracargo	59,428	54,340
Extrafarma (1)	19,501	-
Others (2)	(17,215)	2,480
Total	1,027,817	939,738

Financial income	171,254	100,438
Financial expenses	(384,597)	(255,282)
Share of profit of joint-ventures and associates	(5,635)	(2,042)
Income before income and social contribution taxes	808,839	782,852

Additions to property, plant, and equipment and intangible assets:
Ultragaz	100,590	84,437
Ipiranga	233,055	256,520
Oxiteno	49,879	53,824
Ultracargo	14,031	18,246
Extrafarma (1)	9,175	-
Others (2)	15,306	4,038
Total additions to property, plant, and equipment and intangible assets (see Notes 12 and 13)	422,036	417,065
Asset retirement obligation – fuel tanks (see Note 18)	(267)	(267)
Capitalized borrowing costs	(2,844)	(3,681)
Total investments in property, plant, and equipment and intangible assets (cash flow)	418,925	413,117

Depreciation and amortization charges:
Ultragaz	67,333	66,331
Ipiranga	259,522	220,471
Oxiteno	67,503	66,290
Ultracargo	24,629	23,199
Extrafarma (1)	5,342	-
Others (2)	6,363	5,946
Total	430,692	382,237

Ultrapar Participações S.A. and Subsidiaries
Notes to the Individual and Consolidated Interim Financial Information
(In thousands of Brazilian Reais, unless otherwise stated)

	06/30/2014	12/31/2013
Total assets (excluding intersegment sales):
Ultragaz	2,521,470	2,502,590
Ipiranga	8,191,655	8,077,204
Oxiteno	3,926,366	4,030,122
Ultracargo	1,342,858	1,320,344
Extrafarma	443,664	-
Others (2)	1,273,357	448,285
Total	17,699,370	16,378,545

(1) Information of the period from February 1 to June 30, 2014. See Note 3.a).
(2) Composed of the parent company Ultrapar (including certain goodwill) and subsidiaries Serma and Imaven Imóveis Ltda.

Geographic Area Information

The fixed and intangible assets of the Company and its subsidiaries are located in Brazil, except those related to Oxiteno’ plants abroad, as shown below:

	06/30/2014	12/31/2013

United States of America	107,085	109,451
Mexico	95,800	85,610
Uruguay	46,993	50,304
Venezuela	27,149	24,834

The Company generates revenue from operations in Brazil, Mexico, United Stated of America, Uruguay and Venezuela, as well as from exports of products to foreign customers, as disclosed below:

	06/30/2014	06/30/2013
Net revenue:
Brazil	32,169,892	28,337,553
Mexico	68,920	66,784
Venezuela	38,496	88,570
Other Latin American countries	166,582	164,845
United States of America and Canada	73,739	76,174
Far East	25,970	18,809
Europe	42,468	32,547
Others	28,030	18,790

Total	32,614,097	28,804,072

Ultrapar Participações S.A. and Subsidiaries
Notes to the Individual and Consolidated Interim Financial Information
(In thousands of Brazilian Reais, unless otherwise stated)

22	Risks and Financial Instruments (Consolidated)

Risk Management and Financial Instruments - Governance

The main risks to which the Company and its subsidiaries are exposed reflect strategic/operational and economic/financial aspects. Operational/strategic risks (including, but not limited to, demand behavior, competition, technological innovation, and material changes in the industry structure) are addressed by the Company’s management model. Economic/financial risks primarily reflect default of customers, behavior of macroeconomic variables, such as exchange and interest rates, as well as the characteristics of the financial instruments used by the Company and its subsidiaries and their counterparties. These risks are managed through control policies, specific strategies, and the establishment of limits.

The Company has a conservative policy for the management of resources, financial instruments, and risks approved by its Board of Directors (“Policy”). In accordance with the Policy, the main objectives of financial management are to preserve the value and liquidity of financial assets and ensure financial resources for the development of the business, including expansions. The main financial risks considered in the Policy are risks associated with currencies, interest rates, credit, and selection of financial instruments. Governance of the management of financial risks and financial instruments follows the segregation of duties below:

•
Implementation of the management of financial assets, instruments, and risks is the responsibility of the financial area, through its treasury department, with the assistance of the tax and accounting departments.

•
Supervision and monitoring of compliance with the principles, guidelines, and standards of the Policy is the responsibility of the Risk and Investment Committee, which is composed of members of the Company’s Executive Board (“Committee”). The Committee holds regular meetings and is in charge, among other responsibilities, of discussing and monitoring the financial strategies, existing exposures, and significant transactions involving investment, fundraising, or risk mitigation. The Committee monitors the risk standards established by the Policy through a monitoring map on a monthly basis.

•	Changes in the Policy or revisions of its standards are subject to the approval of the Board of Directors of Ultrapar.
•	Continuous improvement of the Policy is the joint responsibility of the Board of Directors, the Committee, and the financial area.
•	The internal audit department audits the compliance with the requirements of the Policy.

Ultrapar Participações S.A. and Subsidiaries
Notes to the Individual and Consolidated Interim Financial Information
(In thousands of Brazilian Reais, unless otherwise stated)

Currency Risk

Most transactions of the Company and its subsidiaries are located in Brazil and, therefore, the reference currency for risk management is the Brazilian Real. Currency risk management is guided by neutrality of currency exposures and considers the transactional, accounting, and operational risks of the Company and its subsidiaries and their exposure to changes in exchange rates. The Company considers as its main currency exposures the assets and liabilities in foreign currency and the short-term flow of net sales in foreign currency of Oxiteno.

The Company and its subsidiaries use exchange rate hedging instruments (especially between the Brazilian Real and the U.S. dollar) available in the financial market to protect their assets, liabilities, receipts, and disbursements in foreign currency and net investments in foreign operations. Hedge is used in order to reduce the effects of changes in exchange rates on the Company´s income  and cash flows in Brazilian Reais within the exposure limits under its Policy. Such foreign exchange hedging instruments have amounts, periods, and rates substantially equivalent to those of assets, liabilities, receipts, and disbursements in foreign currencies to which they are related. Assets and liabilities in foreign currencies are stated below, translated into Brazilian Reais as of June 30, 2014 and December 31, 2013:

Assets and Liabilities in Foreign Currencies

In million of Brazilian Reais	06/30/2014	12/31/2013

Assets in foreign currency
Cash, cash equivalents and financial investments in foreign currency (except hedging instruments)	458.4	457.2
Foreign trade receivables, net of allowance for doubtful accounts	165.6	156.0
Net investments in foreign subsidiaries (except cash, cash equivalents, financial investments, trade receivables, financing, and payables)	456.3	443.4
	1,080.3	1,056.6

Liabilities in foreign currency
Financing in foreign currency	(1,190.5)	(1,294.9)
Payables arising from imports, net of advances to foreign suppliers	(62.4)	(45.3)
	(1,252.9)	(1,340.2)

Foreign currency hedging instruments	429.4	427.1

Net asset position – Total	256.8	143.5

Ultrapar Participações S.A. and Subsidiaries
Notes to the Individual and Consolidated Interim Financial Information
(In thousands of Brazilian Reais, unless otherwise stated)

Sensitivity Analysis of Assets and Liabilities in Foreign Currency

The table below shows the effect of exchange rate changes in different scenarios, based on the net asset position of R$ 256.8 million in foreign currency:

In million of Brazilian Reais	Risk	Scenario I	Scenario II	Scenario III
		10%	25%	50%

(1) Income effect	Real devaluation	1.7	4.2	8.4
(2) Equity effect		24.0	60.0	120.1
(1) + (2)	Net effect	25.7	64.2	128.5

(3) Income effect	Real appreciation	(1.7)	(4.2)	(8.4)
(4) Equity effect		(24.0)	(60.0)	(120.1)
(3) + (4)	Net effect	(25.7)	(64.2)	(128.5)

Gains (losses) directly recognized in equity in cumulative translation adjustments are due to changes in the exchange rate on equity of foreign subsidiaries (see Note 2.r).

Ultrapar Participações S.A. and Subsidiaries
Notes to the Individual and Consolidated Interim Financial Information
(In thousands of Brazilian Reais, unless otherwise stated)

Interest Rate Risk

The Company and its subsidiaries adopt conservative policies for borrowing and investing financial resources and for capital cost minimization. The financial investments of the Company and its subsidiaries are primarily held in transactions linked to the CDI, as set forth in Note 4. Borrowings primarily relate to financing from Banco do Brasil, BNDES, and other development agencies, as well as debentures and borrowings in foreign currency, as shown in Note 14.

The Company does not actively manage risks associated with changes in the level of interest rates and attempts to maintain its financial interest assets and liabilities at floating rates. As of June 30, 2014, the Company and its subsidiaries had interest rate derivative financial instruments linked to domestic loans, in which the Company swapped the fixed interest rate of certain debts to floating interest rates (CDI).

The table below shows the financial assets and liabilities exposed to floating interest rates as of June 30, 2014 and December 31, 2013:

In million of Brazilian Reais
	Note	06/30/2014	12/31/2013
CDI
Cash equivalents	4	2,066.1	2,051.1
Financial investments	4	712.1	747.3
Asset position of hedging instruments - CDI	22	67.7	112.3
Loans and debentures	14	(4,990.8)	(3,862.0)
Liability position of hedging instruments - CDI	22	(484.0)	(452.5)
Liability position of hedging instruments from pre-fixed interest to CDI	22	(462.0)	(854.6)
Net liability position in CDI		(3,090.9)	(2,258.4)
TJLP
Loans –TJLP	14	(564.0)	(640.5)
Net liability position in TJLP		(564.0)	(640.5)
LIBOR
Asset position of hedging instruments - LIBOR	22	310.3	329.7
Loans - LIBOR	14	(350.4)	(374.4)
Net liability position in LIBOR		(40.1)	(44.7)
TIIE
Loans - TIIE	14	(34.8)	(31.2)
Net liability position in TIIE		(34.8)	(31.2)
Total net liability position		(3,729.8)	(2,974.8)

Ultrapar Participações S.A. and Subsidiaries
Notes to the Individual and Consolidated Interim Financial Information
(In thousands of Brazilian Reais, unless otherwise stated)

Sensitivity Analysis of Floating Interest Rate Risk

The table below shows the incremental expenses and income that would be recognized in financial income for the six-month period ended June 30, 2014, due to the effect of floating interest rate changes in different scenarios:

In million of Brazilian Reais
	Risk	Scenario I	Scenario II	Scenario III
		10%	25%	50%
Exposure of interest rate risk
Interest on cash equivalents and financial investments effect	Increase in CDI	14.0	35.0	70.0
Hedging instruments (assets in CDI) effect	Increase in CDI	0.4	1.0	2.1
Interest on debt effect	Increase in CDI	(25.7)	(64.2)	(128.4)
Hedging instruments (liabilities in CDI) effect	Increase in CDI	(4.9)	(12.3)	(24.6)
Incremental expenses		(16.2)	(40.5)	(80.9)

Interest on debt effect	Increase in TJLP	(1.5)	(3.7)	(7.4)
Incremental expenses		(1.5)	(3.7)	(7.4)

Hedging instruments (assets in LIBOR) effect	Increase in LIBOR	-	0.1	0.2
Interest on debt effect	Increase in LIBOR	(0.1)	(0.1)	(0.3)
Incremental expenses		(0.1)	-	(0.1)

Interest on debt effect	Increase in TIIE	(0.1)	(0.1)	(0.3)
Incremental expenses		(0.1)	(0.1)	(0.3)

Ultrapar Participações S.A. and Subsidiaries
Notes to the Individual and Consolidated Interim Financial Information
(In thousands of Brazilian Reais, unless otherwise stated)

Credit Risks

The financial instruments that would expose the Company and its subsidiaries to credit risks of the counterparty are basically represented by cash and bank deposits, financial investments, hedging instruments, and trade receivables.

Credit risk of financial institutions - Such risk results from the inability of financial institutions to comply with their financial obligations to the Company and its subsidiaries due to insolvency. The Company and its subsidiaries regularly conduct a credit review of the institutions with which they hold cash and cash equivalents, financial investments, and hedging instruments through various methodologies that assess liquidity, solvency, leverage, portfolio quality, etc. Cash and cash equivalents, financial investments, and hedging instruments are held only with institutions with a solid credit history, chosen for safety and soundness. The volume of cash and cash equivalents, financial investments, and hedging instruments are subject to maximum limits by each institution and, therefore, require diversification of counterparties.

Government credit risk - The Company's policy allows investments in government securities from countries classified as investment grade AAA or Aaa by specialized credit rating agencies and in Brazilian government bonds. The volume of such financial investments is subject to maximum limits by each country and, therefore, requires diversification of counterparties.

Customer credit risk - Such risks are managed by each business unit through specific criteria for acceptance of customers and their credit rating and are additionally mitigated by the diversification of sales. No single customer or group accounts for more than 10% of total revenue.

The Company maintained the following allowances for doubtful accounts on trade receivables:

	06/30/2014	12/31/2013

Ipiranga	130,585	121,205
Ultragaz	22,737	20,793
Extrafarma	5,843	-
Ultracargo	2,513	2,513
Oxiteno	2,457	2,569
Total	164,135	147,080

Ultrapar Participações S.A. and Subsidiaries
Notes to the Individual and Consolidated Interim Financial Information
(In thousands of Brazilian Reais, unless otherwise stated)

Liquidity Risk

The Company and its subsidiaries’ main sources of liquidity derive from (i) cash, cash equivalents, and financial investments, (ii) cash generated from operations and (iii) financing. The Company and its subsidiaries believe that these sources are sufficient to satisfy their current funding requirements, which include, but are not limited to, working capital, capital expenditures, amortization of debt, and payment of dividends.

The Company and its subsidiaries periodically examine opportunities for acquisitions and investments. They consider different types of investments, either directly, through joint ventures, or through associated companies, and finance such investments using cash generated from operations, debt financing, through capital increases, or through a combination of these methods.

The Company and its subsidiaries believe to have enough working capital to satisfy their current needs. The gross indebtedness due over the next twelve months totals R$ 2,883.4 million, including estimated interests on loans. Furthermore, the investment plan for 2014 totals R$ 1,484.0 million. On June 30, 2014, the Company and its subsidiaries had R$ 3,350.0 million in cash, cash equivalents, and short-term financial investments (for quantitative information, see Notes 4 and 14).

The table below presents a summary of financial liabilities as of June 30, 2014 to be settled by the Company and its subsidiaries, listed by maturity. The amounts disclosed in this table are the contractual undiscounted cash outflows, and, therefore, these amounts may be different from the amounts disclosed on the balance sheet as of June 30, 2014.

				In million of Brazilian Reais

Financial liabilities	Total	Less than 1 year	Between 1 and 3 years	Between 3 and 5 years	More than 5 years

Loans including future contractual interest (1) (2)	9,557.4	2,883.4	3,178.2	3,379.8	116.0
Currency and interest rate hedging instruments (3)	63.0	37.7	25.3	-	-
Trade payables	873.9	873.9	-	-	-

(1) To calculate the estimated interest on loans some macroeconomic assumptions were used, including averaging for the period the following: (i) CDI of 11.6 % p.a., (ii) exchange rate of the Real against the U.S. dollar of R$ 2.26 in 2014, R$ 2.35 in 2015, R$ 2.64 in 2016, R$ 2.87 in 2017, and R$ 3.09 in 2018 (iii) TJLP of 5.0% p.a. and (iv) IGP-M of 7.0% in 2014, 6.7% in 2015, 7.0% in 2016, 6.3% in 2017, and 6.3% in 2018 (source: BM&FBOVESPA, Bulletin Focus and financial institutions).

(2) Includes estimated interest payments on short-term and long-term loans until the payment date.

(3) The currency and interest rate hedging instruments were estimated based on projected U.S dollar futures contracts and the futures curve of DI x Pre contract quoted on BM&FBOVESPA as of June 30, 2014 and on the futures curve of LIBOR (ICE - IntercontinentalExchange) on June 30, 2014. In the table above, only the hedging instruments with negative results at the time of settlement were considered.

Ultrapar Participações S.A. and Subsidiaries
Notes to the Individual and Consolidated Interim Financial Information
(In thousands of Brazilian Reais, unless otherwise stated)

Capital Management

The Company manages its capital structure based on indicators and benchmarks. The key performance indicators related to the capital structure management are the weighted average cost of capital, net debt / EBITDA, interest coverage, and indebtedness / equity ratios. Net debt is composed of cash, cash equivalents, and financial investments (see Note 4) and loans, including debentures (see Note 14). The Company can change its capital structure depending on the economic and financial conditions, in order to optimize its financial leverage and capital management. The Company seeks to improve its return on invested capital by implementing efficient working capital management and a selective investment program.

Selection and Use of Financial Instruments

In selecting financial investments and hedging instruments, an analysis is conducted to estimate rates of return, risks involved, liquidity, calculation methodology for the carrying value and fair value, and a review is conducted of any documentation applicable to the financial instruments. The financial instruments used to manage the financial resources of the Company and its subsidiaries are intended to preserve value and liquidity.

The Policy contemplates the use of derivative financial instruments only to cover identified risks and in amounts consistent with the risk (limited to 100% of the identified risk). The risks identified in the Policy are described in the above sections, and are subject to risk management. In accordance with the Policy, the Company and its subsidiaries can use forward contracts, swaps, options, and futures contracts to manage identified risks. Leveraged derivative instruments are not permitted. Because the use of derivative financial instruments is limited to the coverage of identified risks, the Company and its subsidiaries use the term “hedging instruments” to refer to derivative financial instruments.

As mentioned in the section “Risk Management and Financial Instruments – Governance”, the Committee monitors compliance with the risk standards established by the Policy through a risk monitoring map, including the use of hedging instruments, on a monthly basis. In addition, the internal audit department verifies the compliance with the requirements of the Policy.

Ultrapar Participações S.A. and Subsidiaries
Notes to the Individual and Consolidated Interim Financial Information
(In thousands of Brazilian Reais, unless otherwise stated)

The table below summarizes the position of hedging instruments adopted by the Company and its subsidiaries:

Hedging instruments	Counterparty	Maturity	Notional amount1				Fair value		Amounts receivable	Amounts payable
			06/30/2014		12/31/2013		06/30/2014	12/31/2013	06/30/2014

							R$ million	R$ million	R$ million	R$ million
a –Exchange rate swaps receivable in U.S. dollars	Bradesco, BTMU, Citibank, HSBC, Itaú, JP Morgan, Santander
Receivables in U.S. dollars (LIBOR)		Jul 2014 to Apr 2017	US$	140.0	US$	140.0	310.3	329.7	310.3	-
Receivables in U.S. dollars (Fixed)			US$	83.1	US$	87.4	186.3	212.8	186.3	-
Payables in CDI interest rate			US$	(223.1)	US$	(227.4)	(484.0)	(452.5)	-	484.0
Total result				-		-	12.6	90.0	496.6	484.0

b.1 and b.2 – Exchange rate swaps payable in U.S. dollars + COUPON	Bradesco, HSBC, Itaú	Jul 2014 to Sep 2014
Receivables in CDI interest rates			US$	30.5	US$	48.1	67.7	112.3	67.7	-
Payables in U.S. dollars (Fixed)			US$	(30.5)	US$	(48.1)	(67.2)	(115.4)	-	67.2
Total result				-		-	0.5	(3.1)	67.7	67.2

c – Interest rate swaps in R$	Banco do Brasil, Itaú	May 2015 to Aug 2016
Receivables in fixed interest rate			R$	327.5	R$	627.5	508.3	937.0	508.3	-
Payables in CDI interest rate			R$	(327.5)	R$	(627.5)	(462.0)	(854.6)	-	462.0
Total result				-		-	46.3	82.4	508.3	462.0

Total gross result							59.4	169.3	1,072.6	1,013.2
Income tax							(9.0)	(24.3)	(9.0)	-
Total net result							50.4	145.0	1,063.6	1,013.2

Positive result (see Note 4)							61.3	151.6
Negative result (see Note 14)							(10.9)	(6.6)

(1) In million. Currency as indicated.

All transactions mentioned above were properly registered with CETIP S.A.

Ultrapar Participações S.A. and Subsidiaries
Notes to the Individual and Consolidated Interim Financial Information
(In thousands of Brazilian Reais, unless otherwise stated)

Hedging instruments existing as of June 30, 2014 are described below, according to their category, risk, and hedging strategy:

a - Hedging against foreign exchange exposure of liabilities in foreign currency - The purpose of these contracts is (i) to offset the effect of the change in exchange rates of debts or firm commitments in U.S. dollars by converting them into debts or firm commitments in Brazilian Reais linked to CDI, and (ii) change a financial investment linked to the CDI and given as a guarantee to a loan in the U.S. dollar into a financial investment linked to the U.S. dollar. As of June 30, 2014, the Company and its subsidiaries had outstanding swap contracts totaling US$ 223.1 million in notional amount with a liability position, on average of 102.4% of CDI, of which US$ 83.1 million, on average, had an asset position at US$ + 3.6 % p.a. and US$ 140.0 million had an asset position at US$ + LIBOR + 1.0% p.a.

b.1 - Hedging against foreign exchange exposure of operations - The purpose of these contracts is to make the exchange rate of the revenues of subsidiaries Oleoquímica, Oxiteno S.A. and Oxiteno Nordeste equal to the exchange rate of the cost of their main raw materials during their operating cycles. As of June 30, 2014, these swap contracts totaled US$ 12.5 million and, on average, had an asset position at 85.1 % of CDI and a liability position at US$ + 0.0% p.a.

b.2 - Hedging against foreign exchange exposure of net investments in foreign operations - The purpose of these contracts is to minimize the effect of exchange variation of investments in foreign subsidiaries with functional currencies different from the functional currency of the Company, turning them into investments in Brazilian Reais. On June 30, 2014, the Company and its subsidiaries had outstanding swap contracts totaling US$ 18.0 million in notional amount with an asset position at 96.0 % of CDI and a liability position of US$ + 0.0% p.a.

c - Hedging against the interest rate fixed in local financing - The purpose of these contracts is to convert the interest rate on financing contracted in Brazilian Reais from fixed into floating. On June 30, 2014 these swap contracts totaled R$ 327.5 million of notional amount corresponding to principal amount of related debt, and on average had an asset position at 11.8% p.a. and a liability position at 98.6% of CDI.

Hedge Accounting

The Company and its subsidiaries test, throughout the duration of the hedge, the effectiveness of their derivatives, as well as the changes in their fair value. The Company and its subsidiaries designate as fair value hedges certain derivative financial instruments used to offset the variations in interest and exchange rates, which are based on the market value of financing contracted in Brazilian Reais and U.S. dollars.

On June 30, 2014, the notional amount of interest rate hedging instruments totaled R$ 327.5 million, referring to the principal of the pre-fixed loans in Brazilian Reais. For the six-month period ended June 30, 2014, a gain of R$ 3.9 million related to the result of hedging instruments, an income of R$ 5.4 million related to the fair value adjustment of debt, and an expense of R$ 31.3 million related to the accrued interest rate of the debt were recognized in the income statement, transforming the average effective cost of the operations into 98.6% of CDI.

On June 30, 2014, the notional amount of foreign exchange hedging instruments designated as fair value hedge totaled US$ 80.0 million. For the six-month period ended June 30, 2014, an expense of R$ 19.4 million related to the result of hedging instruments, a gain of R$ 1.2 million related to the fair value adjustment of debt, and a gain of R$ 10.1 million related to the financial expense of the debt were recognized in the income statements, transforming the average effective cost of the operation into 104.1% of CDI (see Note 14.c.1).

On June 30, 2014, the notional amount of exchange rate hedging instruments designated as hedges of net investment in a foreign operation totaled US$ 18 million relating to the portion of investments in entities which have functional currency different from the Real. For the six-month period ended June 30, 2014, a gain of R$ 4.7 million was recorded. The exchange rate on investment and the hedging instrument effects were offset in equity.

Ultrapar Participações S.A. and Subsidiaries
Notes to the Individual and Consolidated Interim Financial Information
(In thousands of Brazilian Reais, unless otherwise stated)

Gains (losses) on Hedging Instruments

The following tables summarize the value of gains (losses) recognized, which affected the shareholders’ equity as of June 30, 2014 and December 31, 2013 and income statement as of June 30, 2014 and 2013 of the Company and its subsidiaries:

	06/30/2014
	R$ million
	Profit or loss	Equity

a – Exchange rate swaps receivable in U.S. dollars (i) (ii)	(20.5)	-
b – Exchange rate swaps payable in U.S. dollars (ii)	9.0	4.8
c – Interest rate swaps in R$ (iii)	9.2	-

Total	(2.3)	4.8

	R$ million
	06/30/2013	12/31/2013
	Profit or loss	Equity

a – Exchange rate swaps receivable in U.S. dollars (i) (ii)	(12.6)	-
b – Exchange rate swaps payable in U.S. dollars (ii)	(1.7)	-
c – Interest rate swaps in R$ (iii)	35.7	-

Total	21.4	-

The table above: (i) does not consider the effect of exchange rate variation of exchange swaps receivable in U.S. dollars when this effect is offset in the gain or loss of the hedged item (debt), (ii) considers the designation effect of foreign exchange hedging and (iii) considers the designation effect of interest rate hedging in Brazilian Reais.

Ultrapar Participações S.A. and Subsidiaries
Notes to the Individual and Consolidated Interim Financial Information
(In thousands of Brazilian Reais, unless otherwise stated)

Fair Value of Financial Instruments

The fair values and the carrying values of the financial instruments, including currency and interest rate hedging instruments, as of June 30, 2014 and December 31, 2013, are stated below:

			6/30/2014		12/31/2013
	Category	Note	Carrying value	Fair value	Carrying value	Fair value

Financial assets:
Cash and cash equivalents
Cash and bank deposits	Loans and receivables	4	191,514	191,514	224,926	224,926
Financial investments in local currency	Measured at fair value through profit or loss	4	2,066,066	2,066,066	2,051,143	2,051,143
Financial investments in foreign currency	Measured at fair value through profit or loss	4	4,197	4,197	-	-

Financial investments
Fixed-income securities and funds in local currency	Available for sale	4	701,510	701,510	736,638	736,638
Fixed-income securities and funds in local currency	Held to maturity	4	10,618	10,618	10,618	10,618
Fixed-income securities and funds in foreign currency	Available for sale	4	384,747	384,747	368,781	368,781
Currency and interest rate hedging instruments	Measured at fair value through profit or loss	4	61,270	61,270	151,594	151,594

Total			3,419,922	3,419,922	3,543,700	3,543,700

Financial liabilities:
Financing	Measured at fair value through profit or loss	14	680,298	680,298	1,118,281	1,118,281
Financing	Measured at amortized cost	14	4,543,540	4,449,320	4,340,967	4,373,680
Debentures	Measured at amortized cost	14	2,231,135	2,214,542	1,459,412	1,456,282
Finance leases	Measured at amortized cost	14	48,506	48,506	44,391	44,391
Currency and interest rate hedging instruments	Measured at fair value through profit or loss	14	10,900	10,900	6,575	6,575
Subscription warrants – indemnification	Measured at fair value through profit or loss	3.a	108,613	108,613	-	-

Total			7,622,992	7,562,179	6,969,626	6,999,209

Ultrapar Participações S.A. and Subsidiaries
Notes to the Individual and Consolidated Interim Financial Information
(In thousands of Brazilian Reais, unless otherwise stated)

The fair value of financial instruments, including currency and interest hedging instruments, was determined as follows:

•	The fair value of cash and bank deposit balances are identical to their carrying values.
•	Financial investments in investment funds are valued at the value of the fund unit as of the date of the reporting period, which corresponds to their fair value.
•
Financial investments in CDBs (Bank Certificates of Deposit) and similar investments offer daily liquidity through repurchase at the “yield curve” and, therefore, the Company believes their fair value corresponds to their carrying value.

•	The fair value calculation of LPG Inc.’s notes in the foreign market (see Note 14.b) is based on the quoted prices in an active market.
•	The subscription warrants – indemnification are based on the share price of Ultrapar (UGPA3) at the reporting date.

The fair value of other financial investments and financing was determined using calculation methodologies commonly used for mark-to-market reporting, which consist of calculating future cash flows associated with each instrument adopted and adjusting them to present value at the market rates as of June 30, 2014 and December 31, 2013. For some cases where there is no active market for the financial instrument, the Company and its subsidiaries can use quotes provided by the transaction counterparties.

The interpretation of market information on the choice of calculation methodologies for the fair value requires considerable judgment and estimates to obtain a value deemed appropriate to each situation. Consequently, the estimates presented do not necessary indicate the amounts that may be realizable in the current market.

Financial instruments were classified as loans and receivables or financial liabilities measured at amortized cost, except (i) all exchange rate and interest rate hedging instruments, which are measured at fair value through profit or loss, (ii) financial investments classified as measured at fair value through profit or loss, (iii) financial investments that are classified as available for sale, which are measured at fair value through other comprehensive income (see Note 4), (iv) loans and financing measured at fair value through profit or loss (see Note 14), (v) guarantees to customers that have vendor arrangements (see Note 14.l), which are measured at fair value through profit or loss, and (vi) subscription warrants – indemnification, which are measured at fair value through profit or loss. The financial investments classified as held-to-maturity are measured at amortized cost. Cash, banks, and trade receivables are classified as loans and receivables. Trade payables and other payables are classified as financial liabilities measured at amortized cost.

Ultrapar Participações S.A. and Subsidiaries
Notes to the Individual and Consolidated Interim Financial Information
(In thousands of Brazilian Reais, unless otherwise stated)

Fair Value Hierarchy of Financial Instruments on the Balance Sheet

The financial instruments recognized at fair value on the balance sheet are classified in the following categories:

(a)	Level 1 - prices negotiated (without adjustment) in active markets for identical assets or liabilities;

(b)	Level 2 - inputs other than prices negotiated in active markets included in Level 1 and observable for the asset or liability, either directly (as prices) or indirectly (derived from prices); and
(c)	Level 3 - inputs for the asset or liability which are not based on observable market variables (unobservable inputs).

The table below shows a summary of the financial assets and financial liabilities measured at fair value in the Company’s and its subsidiaries’ balance sheet as of June 30, 2014 and December 31, 2013:

	Category	Note	06/30/2014	Level 1	Level 2	Level 3
Financial assets:
Cash equivalents
Financial investments in local currency	Measured at fair value through profit or loss	4	2,066,066	2,066,066	-	-
Financial investments in foreign currency	Measured at fair value through profit or loss	4	4,197	4,197	-	-
Financial investments
Fixed-income securities and funds in local currency	Available for sale	4	701,510	701,510	-	-
Fixed-income securities and funds in foreign currency	Available for sale	4	384,747	131,445	253,302	-
Currency and interest rate hedging instruments	Measured at fair value through profit or loss	4	61,270	-	61,270	-

Total			3,217,790	2,903,218	314,572	-

Financial liabilities:
Financing	Measured at fair value through profit or loss	14	680,298	-	680,298	-
Currency and interest rate hedging instruments	Measured at fair value through profit or loss	14	10,900	-	10,900	-
Subscription warrants – indemnification (1)	Measured at fair value through profit or loss	3.a	108,613	-	108,613	-
Total			799,811	-	799,811	-

Ultrapar Participações S.A. and Subsidiaries
Notes to the Individual and Consolidated Interim Financial Information
(In thousands of Brazilian Reais, unless otherwise stated)

	Category	Note	12/31/2013	Level 1	Level 2	Level 3
Financial assets:
Cash equivalents
Financial investments in local currency	Measured at fair value through profit or loss	4	2,051,143	2,051,143	-	-
Financial investments
Fixed-income securities and funds in local currency	Available for sale	4	736,638	736,638	-	-
Fixed-income securities and funds in foreign currency	Available for sale	4	368,781	-	368,781	-
Currency and interest rate hedging instruments	Measured at fair value through profit or loss	4	151,594	-	151,594	-

Total			3,308,156	2,787,781	520,375	-

Financial liabilities:
Financing	Measured at fair value through profit or loss	14	1,118,281	-	1,118,281	-
Currency and interest rate hedging instruments	Measured at fair value through profit or loss	14	6,575	-	6,575	-
Total			1,124,856	-	1,124,856	-

1) Refers to subscription warrants issued by the Company in the Extrafarma acquisition that, if exercised, may lead to the issuance of up to 3,205,622 shares in the future, related to subscription warrants – indemnification. The subscription warrants are measured using the price of the shares issued by Ultrapar (UGPA3) on the reporting date and are adjusted to the Company’s dividend yield, since the exercise is only possible starting in 2020 onwards and are not entitled to dividends. The number of shares of subscription warrants – indemnification is also adjusted according to the changes in the amounts of provision for tax, civil, and labor risks and contingent liabilities related to the period prior to January 31, 2014. For further information of the Extrafarma acquisition, see Note 3.a).

Sensitivity Analysis

The Company and its subsidiaries use derivative financial instruments only to hedge against identified risks and in amounts consistent with the risk (limited to 100% of the identified risk). Thus, for purposes of sensitivity analysis of market risks associated with financial instruments, as required by CVM Instruction 475/08, the Company analyzes the hedging instrument and the hedged item together, as shown on the charts below.

For the sensitivity analysis of foreign exchange hedging instruments, management adopted as a likely scenario the Real/U.S. dollar exchange rates at maturity of each swap, projected by U.S dollar futures contracts quoted on BM&FBOVESPA as of June 30, 2014. As a reference, the exchange rate for the last maturity of foreign exchange hedging instruments is R$ 2.84 in the likely scenario. Scenarios II and III were estimated with a 25% and 50% additional appreciation or depreciation of the Brazilian Real against the likely scenario, according to the risk to which the hedged item is exposed.

Ultrapar Participações S.A. and Subsidiaries
Notes to the Individual and Consolidated Interim Financial Information
(In thousands of Brazilian Reais, unless otherwise stated)
Based on the balances of the hedging instruments and hedged items as of June 30, 2014, the exchange rates were replaced, and the changes between the new balance in Brazilian Reais and the original balance in Brazilian Reais as of June 30, 2014 were calculated in each of the three scenarios. The table below shows the change in the values of the main derivative instruments and their hedged items, considering the changes in the exchange rate in the different scenarios:

	Risk	Scenario I (likely)	Scenario II	Scenario III
Currency swaps receivable in U.S. dollars
(1) U.S. Dollar / Real swaps	Dollar	83,749	227,818	371,888
(2) Debts/firm commitments in dollars	appreciation	(83,741)	(227,826)	(371,910)
(1)+(2)	Net effect	8	(8)	(22)

Currency swaps payable in U.S. dollars
(3) Real / U.S. Dollar swaps	Dollar	(874)	16,139	33,151
(4) Gross margin of Oxiteno	devaluation	874	(16,139)	(33,151)
(3)+(4)	Net effect	-	-	-

For sensitivity analysis of hedging instruments for interest rates in Brazilian Reais, the Company used the futures curve of the DI x Pre contract on BM&FBOVESPA as of June 30, 2014 for each of the swap and debt (hedged item) maturities, to determine the likely scenarios. Scenarios II and III were estimated based on a 25% and 50% deterioration, respectively, of the likely scenario pre-fixed interest rate.

Based on the three scenarios of interest rates in Brazilian Reais, the Company estimated the values of its debt and hedging instruments according to the risk which is being hedged (variations in the pre-fixed interest rates in Brazilian Reais), by projecting them to future value at the contracted rates and bringing them to present value at the interest rates of the estimated scenarios. The results are shown in the table below:

	Risk	Scenario I (likely)	Scenario II	Scenario III

Interest rate swap (in R$)
(1) Fixed rate swap - CDI	Decrease in	-	12,008	24,642
(2) Fixed rate financing	Pre-fixed rate	-	(12,004)	(24,637)
(1)+(2)	Net effect	-	4	5

Ultrapar Participações S.A. and Subsidiaries
Notes to the Individual and Consolidated Interim Financial Information
(In thousands of Brazilian Reais, unless otherwise stated)

23	Provisions, Contingencies and Commitments (Consolidated)

a.	Provisions for tax, civil, and labor risks

The Company and its subsidiaries are parties in tax, civil, and labor disputes and are discussing these issues both at the administrative and judiciary levels, which, when applicable, are backed by escrow deposits. Provisions for losses are estimated and updated by management, and are supported by the opinion of the legal departments of the Company and its outside legal counsel.

The table below demonstrates the breakdown of provisions by nature and its movement:

Provisions	Balance in 12/31/2013	Initial balance Extrafarma	Additions	Write-offs	Monetary restatement	Balance in 06/30/2014

IRPJ and CSLL	360,861	10,630	33,518	-	12,843	417,852
PIS and COFINS	86,512	25,540	-	-	3,437	115,489
ICMS	33,113	7,096	366	(22,550)	1,108	19,133
INSS	6,251	-	144	-	195	6,590
Civil litigation	90,886	778	462	(3,032)	58	89,152
Labor litigation	60,174	1,866	4,081	(3,243)	1,044	63,922
Other	1,223	289	3	(1,132)	26	409

Total	639,020	46,199	38,574	(29,957)	18,711	712,547

Current	69,306					65,546
Non-current	569,714					647,001

Some of the tax provisions above involve escrow deposits in the amount of R$ 486,629 as of June 30, 2014 (R$ 456,075 as of December 31, 2013).

b.	Tax Matters

Provisions

On October 7, 2005, the subsidiaries Cia. Ultragaz and Bahiana Distribuidora de Gás Ltda. (“Bahiana”) filed for and obtained a preliminary injunction to recognize and offset PIS and COFINS credits on LPG purchases, against other taxes levied by the Brazilian Federal Revenue Service, notably IRPJ and CSLL. The decision was confirmed by a trial court on May 16, 2008 and denied during a second hearing, which was handed down on July 18, 2014. Under the preliminary injunction, the subsidiaries were required to make escrow deposits for these debits in the accumulated amount of R$ 373,456 as of June 30, 2014 (R$ 345,513 as of December 31, 2013) and have recognized a corresponding liability. The subsidiaries plan to appear in the superior court with the appropriate legal measures to restore the injunction.

The subsidiary IPP has provisions for IRPJ and CSLL related to the unconstitutionality of Law No. 9316/1996, that denied the deduction of CSLL from the IRPJ tax basis, in the amount of R$ 20,232 as of June 30, 2014 (R$ 19,806 as of December 31, 2013).

The subsidiaries Oxiteno S.A., Oxiteno Nordeste, Cia. Ultragaz, Tequimar, Tropical, Empresa Carioca de Produtos Químicos S.A. (“EMCA”) and IPP filed for a preliminary injunction seeking the deduction of ICMS from their PIS and COFINS tax bases. Oxiteno Nordeste and IPP obtained the right to pay the amounts into escrow deposits through an injunction, and recognized a corresponding provision in the amount of R$ 89,216 as of June 30, 2014 (R$ 86,306 as of December 31, 2013).

Ultrapar Participações S.A. and Subsidiaries
Notes to the Individual and Consolidated Interim Financial Information
(In thousands of Brazilian Reais, unless otherwise stated)

The subsidiary IPP had a provision related to ICMS, mainly with respect to several transactions that resulted in tax assessments for which the proof of payment was not evident, in the amount of R$ 19,449 as of December 31, 2013. In the second quarter of 2014, the subsidiary provided rebuttal documents, which will be subject to judicial investigation, relating to this failure to pay the ICMS charge for the alleged omission of output fuel oil operations. Thus, the Company reassessed the probability of the losses as “possible”, and reversed the provision.

Contingent Liabilities

The main tax claims of subsidiary IPP and its subsidiaries that are classified as having a possible risk of loss, and that have not been recognized in the interim financial information due to this assessment, are related to ICMS, and mainly, to: (a) the required proportional reversal of ICMS credits recognized on the purchase of ethanol that was later resold at lower prices as a result of PROÁLCOOL, a Federal Government program to encourage alcohol production. The Company has determined the anticipation of financial subsidy by the distributors to the mill owners and their subsequent reimbursement by the DNC (current National Oil Agency) as R$ 118,155 as of June 30, 2014 (R$ 113,555 as of December 31, 2013), (b) alleged undue ICMS credits for which the tax authorities understand that there was no proof of origin for R$ 35,637 as of June 30, 2014 (R$ 29,565 as of December 31, 2013), (c) assessments for alleged non-payment of ICMS totaling R$ 44,729 as of June 30, 2014 (R$ 25,576 as of December 31, 2013), (d) assessment issued in Ourinhos/SP in connection with the return of ethanol loans made with deferred tax, in the amount of R$ 43,353 as of June 30, 2014 (R$ 40,848 as of December 31, 2013), (e) assessments in the State of Rio de Janeiro demanding the reversal of ICMS credits on interstate sales made under Article 33 of ICMS Convention 66/88, which allowed the use of the ICMS credit but was suspended by an injunction granted by STF (the Brazilian Federal Court of Justice), totaling R$ 17,511 as of June 30, 2014 (R$ 17,222 as of December 31, 2013), (f) ICMS credits taken in relation to bills considered invalid, though the understanding of the STJ (the Brazilian High Court of Justice) is that it is possible to take credit, even if there is a defect in the document of the seller, as long as it is confirmed that the transaction occurred, for R$ 28,611 as of June 30, 2014 (R$ 27,215 as of December 31, 2013); (g) assessments arising from surplus or shortage of inventory, generated by differences in temperature or handling of the product, without the corresponding issuance of invoices, as of R$ 53,882 as of June 30, 2014 (R$ 47,106 as of December 31, 2013), (h) infraction relating to ICMS credits due to alleged non-compliance with legal formalities, for R$ 39,329 as of June 30, 2014 (R$ 36,398 as of December 31, 2013) and; (i) assessments arising from ICMS credits related to inputs of ethanol from certain States that had granted tax benefits to producers of alcohol in alleged disagreement with the law, in the amount of R$ 31,193 as of June 30, 2014 (R$ 30,726 as of December 31, 2013); (j) assessments that consider various possible breaches of auxiliary obligations, among them the alleged lack of issuance of invoices, the alleged failure of delivery, or delivery with errors of informative reports to the tax authorities, errors in the filling of DANFE - Auxiliary Document Electronic Invoice, among others, totaling R$ 11,112 as of June 30, 2014 (R$ 11,806 as of December 31, 2013); and (k) infraction notice for non-payment of ICMS related to the acquisition of basic lubricating oil, whose remittance was deferred to the time of the subsequent industrialized output relating to interstate transactions (covered by the constitutional non-incidence - article 155, X, ‘b’ of the Federal Constitution), totaling R$ 11,114 as of June 30, 2014 (R$ 10,657 as of December 31, 2013).

The subsidiary IPP has assessments invalidating the offset of IPI credits in connection with the purchase of raw materials used in the manufacturing of products which sales are not subject to IPI under the protection of tax immunity. The non-provisioned amount of this contingency classified as a possible risk of loss, as of June 30, 2014, is R$ 146,713 (R$ 117,697 as of December 31, 2013).

 Contingent Assets

The Company and its subsidiaries have favorable judgments to pay contributions to PIS and COFINS without the changes introduced by Law 9718/1998 in its original version. The ongoing questioning refers to the levy of these contributions on sources of income other than gross revenue. In 2005, the STF (the Brazilian Supreme Federal Court) decided the question in favor of the taxpayers. Although this has set a favorable precedent, the effect of this decision does not automatically apply to all companies, since they must await the formal decision in their own lawsuits. Certain lawsuits of the Company’s subsidiaries are currently pending trial and, in the event all such lawsuits are decided in favor of the subsidiaries, the Company estimates that the total positive effect on income before income and social contribution taxes may reach R$ 36,543, net of attorney’s fees.

Ultrapar Participações S.A. and Subsidiaries
Notes to the Individual and Consolidated Interim Financial Information
(In thousands of Brazilian Reais, unless otherwise stated)

c.	Civil Claims

Provisions

The Company and its subsidiaries maintained provisions for lawsuits and administrative proceedings, mainly derived from contracts entered into with customers and former services providers, as well as proceedings related to environmental issues in the amount of R$ 89,152 as of June 30, 2014 (R$ 90,886 as of December 31, 2013).

Contingent Liabilities

The subsidiary Cia. Ultragaz is party to an administrative proceeding before CADE (Brazilian antitrust authority) based on alleged anti-competitive practices in the State of Minas Gerais in 2001. The CADE entered a decision against Cia. Ultragaz and imposed a penalty of R$ 23,104. The imposition of such administrative decision was suspended by a court order and its merit is being judicially reviewed. Based on the above elements and on the opinion of its legal counsel, the subsidiary did not recognize a provision for this contingency.

d.	Labor Matters

Provisions

The Company and its subsidiaries maintained provisions of R$ 63,922 as of June 30, 2014 (R$ 60,174 as of December 31, 2013) for labor litigation filed by former employees and by employees of our service providers mainly contesting the non-payment of labor rights.

Contingent Liabilities

In 1990, the Petrochemical Industry Labor Union (Sindiquímica), of which the employees of Oxiteno Nordeste and EMCA, companies located in the Camaçari Petrochemical Complex, are members, filed separate lawsuits against the subsidiaries demanding the compliance with the fourth section of the collective labor agreement, which provided for a salary adjustment in lieu of the salary policies practiced. In the same year, a collective labor dispute was also filed by the Union of Employers (SINPEQ) against Sindiquímica, requiring the recognition of the loss of effectiveness of such fourth section. Individual claims were rejected. The collective bargaining agreement is currently pending trial by STF. In the second half of 2010, some companies in the Camaçari Petrochemical Complex signed an agreement with Sindiquímica and reported the fact in the collective bargaining agreement dispute. Based on the opinion of their legal advisors, who reviewed the latest STF decision in the collective bargaining agreement dispute as well as the status of the individual claims involving the subsidiaries Oxiteno Nordeste and EMCA, the management of such subsidiaries believed that it was not necessary to recognize a provision as of June 30, 2014.

The Company and its subsidiaries have other pending administrative and legal proceedings of tax, civil, and labor nature, which are individually less relevant, and were estimated by their legal counsel as having possible and/or remote risks (proceedings whose chance of loss is 50% or less). A such, the related potential losses were not provided for by the Company and its subsidiaries based on these opinions. The Company and its subsidiaries are also litigating for recovery of taxes and contributions, which were not recognized in the interim financial information due to their contingent nature.

Ultrapar Participações S.A. and Subsidiaries
Notes to the Individual and Consolidated Interim Financial Information
(In thousands of Brazilian Reais, unless otherwise stated)

e.	Contracts
Subsidiary Tequimar has agreements with CODEBA and Complexo Industrial Portuário Governador Eraldo Gueiros, in connection with its port facilities in Aratu and Suape, respectively. Such agreements establish a minimum cargo movement of products, as shown below:

Port	Minimum movement in tons per year	Maturity
Aratu	100,000	2016
Aratu	900,000	2022
Suape	250,000	2027
Suape	400,000	2029

If the annual movement is less than the minimum contractual movement, the subsidiary is liable to pay the difference between the effective movement and the minimum contractual movement, based on the port tariff rates in effect on the date established for payment. As of June 30, 2014, these rates were R$ 5.79 per ton for Aratu and R$ 1.38 per ton for Suape. The subsidiary has met the minimum cargo movement required since the beginning of the contractual agreements.

Subsidiary Oxiteno Nordeste has a supply agreement with Braskem S.A. which establishes a minimum quarterly consumption level of ethylene and conditions for the supply of ethylene until 2021. The minimum purchase commitment clause provides a minimum annual consumption of 205 thousand tons and a maximum of 220 thousand tons. The minimum purchase commitment and the actual demand accumulated as of June 30, 2014 and 2013, expressed in tons of ethylene, are shown below. Should the minimum purchase commitment not be met, the subsidiary would be liable for a fine of 40% of the current ethylene price for the quantity not purchased. The subsidiary has met the minimum purchase required in the agreement.

	Minimum purchase commitment		Accumulated demand (actual)

	06/30/2014	06/30/2013	06/30/2014	06/30/2013
In tons of ethylene	100,497	104,484	100,646	108,292

Subsidiary Oxiteno S.A has a supply agreement with Braskem Qpar S.A., valid until 2023, which establishes and regulates the conditions for supply of ethylene to Oxiteno based on the international market for this product. The minimum purchase is 22,050 tons of ethylene semiannually. The minimum purchase commitment and the actual demand accumulated as of June 30, 2014 and 2013, expressed in tons of ethylene, are shown below. Should the minimum purchase commitment not be met, the subsidiary would be liable for a fine of 30% of the current ethylene price for the quantity not purchased. The subsidiary has met the minimum purchase required in the agreement.

	Minimum purchase commitment		Accumulated demand (actual)

	06/30/2014	06/30/2013	06/30/2014	06/30/2013
In tons of ethylene	22,050	19,614(*)	22,085	19,888

(*) Adjusted for scheduled shutdowns in Braskem Qpar S.A. during the periods.

Ultrapar Participações S.A. and Subsidiaries
Notes to the Individual and Consolidated Interim Financial Information
(In thousands of Brazilian Reais, unless otherwise stated)

f.	Insurance Coverage in Subsidiaries

The Company maintains appropriate insurance policies with the objective of covering several risks to which it is exposed, including losses and damage from fire, lightning, explosion of any kind, gale, aircraft crash, electric damage, and other risks, covering the industrial plants and distribution bases and branches of all subsidiaries. The maximum compensation values based on the risk analysis of maximum possible losses of certain locations are shown below:

Maximum compensation value (*)

Oxiteno	US$ 1,104
Ipiranga	R$ 705
Ultracargo	R$ 550
Ultragaz	R$ 250
Extrafarma	R$ 116

(*) In million.  As of policy conditions.

The General Liability Insurance program covers the Company and its subsidiaries with a maximum aggregate coverage of US$ 400 million against losses caused to third parties as a result of accidents related to commercial and industrial operations and/or distribution and sale of products and services.

The Company maintains liability insurance policies for directors and executive officers (D&O) to indemnify the members of the Board of Directors, fiscal council and executive officers of Ultrapar and its subsidiaries (“Insured”)in the total amount of US$ 50 million, which cover any of the Insured liabilities resulting from wrongful acts, including any act or omission committed or attempted , except if the act, omission or the claim is consequence of gross negligence or willful misconduct.

In addition, group life and personal accident, health and national and international transportation and other insurance policies are also maintained.

The coverage and limit of the insurance policies maintained are based on a careful study of risks and losses conducted by independent insurance advisors. The type of insurance is considered by management to be sufficient to cover potential losses based on the nature of the business conducted by the companies.

Ultrapar Participações S.A. and Subsidiaries
Notes to the Individual and Consolidated Interim Financial Information
(In thousands of Brazilian Reais, unless otherwise stated)

g.	Operating Lease Contracts

Subsidiaries Cia. Ultragaz, Bahiana, Utingás Armazenadora S.A., Tequimar, Serma, and Oxiteno S.A. have operating lease contracts for the use of IT equipment. These contracts have terms of 36 and 45 months. The subsidiaries have the option to purchase the assets at a price equal to the fair market price on the date of option, and management does not intend to exercise such option. Subsidiaries Cia. Ultragaz, Bahiana, and Extrafarma have operating lease contracts related to vehicles in their fleet. These contracts have terms of 24 to 60 months and there is no purchase option. The future disbursements (installments), assumed under these contracts, amount approximately to:

	Up to 1 year	Between 1 and 5 years	More than 5 years	Total

June 30, 2014	26,409	26,855	-	53,264

The subsidiaries IPP, Extrafarma, and Cia. Ultragaz have operating lease contracts related to land and building of service stations, drugstores, and stores, respectively. The future disbursements and receipts (installments), arising from these contracts, amount approximately to:

		Up to 1 year	Between 1 and 5 years	More than 5 years	Total

June 30, 2014	payable	76,044	222,715	117,388	416,147
	receivable	(47,195)	(142,540)	(81,578)	(271,313)

The expense recognized for the six-month period ended June 30, 2014 for operating leases was R$ 31,917 (R$ 19,004 for the six-month period ended June 30, 2013), net of income.

Ultrapar Participações S.A. and Subsidiaries
Notes to the Individual and Consolidated Interim Financial Information
(In thousands of Brazilian Reais, unless otherwise stated)

24.	Employee Benefits and Private Pension Plan (Consolidated)

a.	ULTRAPREV- Associaçăo de Previdência Complementar

In February 2001, the Company’s Board of Directors approved the adoption of a defined contribution pension plan to be sponsored by the Company and each of its subsidiaries. Participating employees have been contributing to this plan, managed by Ultraprev - Associaçăo de Previdência Complementar (“Ultraprev”), since August 2001. Under the terms of the plan, every year each participating employee chooses his or her basic contribution to the plan. Each sponsoring company provides a matching contribution in an amount equivalent to each basic contribution, up to a limit of 11% of the employee’s reference salary, according to the rules of the plan. As participating employees retire, they may choose to receive either (i) a monthly sum ranging between 0.5% and 1.0% of their respective accumulated fund in Ultraprev or (ii) a fixed monthly amount which will exhaust their respective accumulated fund over a period of 5 to 25 years. The sponsoring company does not guarantee the amounts or the duration of the benefits received by each employee that retires. For the six-month period ended June 30, 2014, the Company and its subsidiaries contributed R$ 9,685 (R$ 8,735 for the six-month period ended June 30, 2013) to Ultraprev, which is recognized as expense in the income statement. The total number of participating employees as of June 30, 2014 was 6,799 active participants and 127 retired participants. In addition, Ultraprev had 29 former employees receiving benefits under the rules of a previous plan whose reserves are fully constituted.

b.	Post-employment Benefits

The Company and its subsidiaries recognized a provision for post-employment benefits mainly related to seniority bonus, payment of Government Severance Indemnity Fund (“FGTS”), and health, dental care, and life insurance plan for eligible retirees.

The amounts related to such benefits were determined based on a valuation conducted by an independent actuary as of December 31, 2013 and are recognized in the interim financial information in accordance with IAS 19 R2011 (CPC 33 R2).

	06/30/2014	12/31/2013

Health and dental care plan	33,878	32,028
FGTS Penalty	46,690	43,349
Bonus	22,124	20,545
Life insurance	16,231	15,374

Total	118,923	111,296

Current	11,922	11,922
Non-current	107,001	99,374

Ultrapar Participações S.A. and Subsidiaries
Notes to the Individual and Consolidated Interim Financial Information
(In thousands of Brazilian Reais, unless otherwise stated)

25	Revenue from Sale and Services (Consolidated)

	06/30/2014	06/30/2013

Gross revenue from sale	33,261,941	29,350,696
Gross revenue from services	279,433	255,838
Sales tax	(771,277)	(679,008)
Discounts and sales returns	(156,564)	(129,571)
Deferred revenue (see Note 19)	564	6,117

Net revenue from sales and services	32,614,097	28,804,072

26	Expenses by Nature (Consolidated)

The Company discloses its consolidated income statement by function and is presented below, broken down by nature:

	06/30/2014	06/30/2013

Raw materials and materials for use and consumption	29,533,742	26,104,262
Personnel expenses	787,336	655,042
Freight and storage	483,672	455,124
Depreciation and amortization	430,692	382,237
Services provided by third parties	106,985	73,726
Advertising and marketing	104,514	80,681
Lease of real estate and equipment	55,044	40,030
Other expenses	132,555	123,199

Total	31,634,540	27,914,301

Classified as:
Cost of products and services sold	30,042,257	26,580,121
Selling and marketing	1,027,623	848,603
General and administrative	564,660	485,577

Total	31,634,540	27,914,301

Research and development expenses are recognized in the income statements and amounted to R$ 18,650 for the six-month period ended June 30, 2014 (R$ 12,718 for the six-month period ended June 30, 2013).

Ultrapar Participações S.A. and Subsidiaries
Notes to the Individual and Consolidated Interim Financial Information
(In thousands of Brazilian Reais, unless otherwise stated)

27	Other Operating Income, Net (Consolidated)

	06/30/2014	06/30/2013

Promotions	16,907	12,803
Merchandising	15,652	18,399
Loyalty program	2,418	2,055
Others	6,591	1,988

Other operating income, net	41,568	35,245

28	Income from Disposal of Assets (Consolidated)

Income from disposal of assets is determined as the difference between the selling price and residual book value of the investment, property, plant, and equipment, or intangible asset disposed of. For the six-month period ended June 30, 2014, the gain was R$ 6,692 (gain of R$ 14,722 for the six-month period ended June 30, 2013), represented primarily from disposal of property, plant, and equipment.

29	Financial Income (Expense)

	Parent		Consolidated
	06/30/2014	06/30/2013	06/30/2014	06/30/2013
Financial income:
Interest on financial investments	59,896	48,602	138,685	67,483
Interest from customers	-	-	30,137	30,025
Other financial income	5	-	2,432	2,930
	59,901	48,602	171,254	100,438
Financial expenses:
Interest on loans	-	-	(219,037)	(145,922)
Interest on debentures	(45,689)	(31,968)	(119,034)	(54,224)
Interest on finance leases	-	-	(4,523)	(4,592)
Bank charges, financial transactions tax, and other charges	1,347	(13,786)	(19,541)	(26,465)
Exchange variation, net of gains and losses with derivative instruments	-	-	(23,068)	(19,807)
Changes in subscription warranty (see Note 3.a)	(48)	-	(48)	-
Monetary restatement of provisions, net, and other financial expenses	(8)	(6)	654	(4,272)
	(44,398)	(45,760)	(384,597)	(255,282)

Financial income (expense)	15,503	2,842	(213,343)	(154,844)

Ultrapar Participações S.A. and Subsidiaries
Notes to the Individual and Consolidated Interim Financial Information
(In thousands of Brazilian Reais, unless otherwise stated)

30	Earnings per Share (Parent and Consolidated)

The table below presents a reconciliation of numerators and denominators used in computing earnings per share. The Company has subscription warrants and a deferred stock plan, as mentioned in Notes 3.a) and 8.c), respectively.

Basic Earnings per Share	06/30/2014	06/30/2013

Net income for the period of the Company	545,988	526,904
Weighted average shares outstanding (in thousands)	544,609	534,042
Basic earnings per share –R$	1.0025	0.9866

Diluted Earnings per Share	06/30/2014	06/30/2013

Net income for the period of the Company	545,988	526,904
Weighted average shares outstanding (in thousands), including deferred stock plan	548,641	536,412
Diluted earnings per share –R$	0.9952	0.9823

Weighted Average Shares Outstanding (in thousands)	06/30/2014	06/30/2013

Weighted average shares outstanding for basic per share calculation:	544,609	534,042
Dilution effect
Subscription warrants	1,965	-
Deferred Stock Plan	2,067	2,370
Weighted average shares outstanding for diluted per share calculation:	548,641	536,412

ULTRAPAR PARTICIPAÇÕES S.A.
 MD&A - ANALYSIS OF CONSOLIDATED EARNINGS
Second Quarter 2014

(1) Selected financial information:

(R$ million)	2Q14	2Q13	1Q14	Variation 2Q14 X 2Q13	Variation 2Q14 X 1Q14	1H14	1H13	Variation 1H14 X 1H13
Net revenue from sales and services	16,667.2	15,204.1	15,946.9	10%	5%	32,614.1	28,804.1	13%
Cost of products and services sold	(15,367.4)	(14,043.7)	(14,674.9)	9%	5%	(30,042.3)	(26,580.1)	13%
Gross profit	1,299.8	1,160.4	1,272.0	12%	2%	2,571.8	2,224.0	16%
Selling, marketing, general and administrative expenses	(783.5)	(675.8)	(808.7)	16%	-3%	(1,592.3)	(1,334.2)	19%
Other operating income, net	21.6	19.5	20.0	10%	8%	41.6	35.2	18%
Income from disposal of assets	(0.3)	9.2	7.0	-104%	-105%	6.7	14.7	-55%
Operating income	537.5	513.3	490.3	5%	10%	1,027.8	939.7	9%
Financial expenses, net	(98.6)	(94.2)	(114.8)	5%	-14%	(213.3)	(154.8)	38%
Share of profit of joint ventures and associates	(3.1)	(0.1)	(2.6)	3,579%	19%	(5.6)	(2.0)	176%
Income before income and social contribution taxes	435.9	419.0	373.0	4%	17%	808.8	782.9	3%
Income and social contribution taxes	(154.0)	(147.3)	(137.1)	5%	12%	(291.1)	(274.7)	6%
Tax incentives	19.6	12.0	13.4	63%	46%	33.0	22.1	49%
Net income	301.4	283.7	249.3	6%	21%	550.7	530.2	4%
Net income attributable to Ultrapar	299.1	282.1	246.9	6%	21%	546.0	526.9	4%
Net income attributable to non-controlling interests in subsidiaries	2.3	1.6	2.4	45%	0%	4.7	3.3	42%
EBITDA (*)	750.9	706.0	702.0	6%	7%	1,452.9	1,319.9	10%

Volume – LPG sales – thousand tons	428.4	431.4	392.0	-1%	9%	820.4	827.4	-1%
Volume – Fuels sales – thousand of cubic meters	6,292.2	6,127.6	6,067.5	3%	4%	12,359.7	11,702.8	6%
Volume – Chemicals sales – thousand tons	190.3	206.6	190.9	-8%	0%	381.2	404.6	-6%

(*) For further information on EBITDA, see note (1) on page 99.

Considerations on the financial and operational information

Standards and criteria adopted in preparing the information

The financial information presented in this document has been prepared based on the interim financial information for the three-month period ended March 31, 2014, prepared in accordance with IAS 34 issued by the IASB, in accordance with CPC 21 (R1), and presented in accordance with standards established by CVM. The financial information of Ultrapar corresponds to the company’s consolidated information. The financial information of Ipiranga, Oxiteno, Ultragaz, Ultracargo and Extrafarma is reported without elimination of intercompany transactions. Therefore, the sum of such information may not correspond to the consolidated financial information of Ultrapar. In addition, the financial and operational information presented in this document is subject to rounding off and, consequently, the total amounts presented in the tables and charts may differ from the direct sum of the amounts that precede them.

In September 2013, Ultrapar entered into an association agreement with Extrafarma, one of Brazil’s ten largest drugstore chains. The transaction was closed on January 31, 2014 upon the approval of the association by the Extraordinary General Meetings of Ultrapar and Extrafarma. Extrafarma’s results were consolidated into Ultrapar’s financial statements as from February 1, 2014. Consequently, Ultrapar’s financial statements for the periods prior to February 1, 2014 do not include Extrafarma’s results and its operational data included in this release refer, for the first quarter of 2014, exclusively to the months of February and March, and for the first half of 2014, only the months from February to June 2014. Aiming to provide a comparison basis for the analysis of the evolution of Extrafarma’s performance, we present its results for 1H13 including the months from February to June 2013. As a consequence of the closing of the transaction, 12,021,100 new common, nominative book-entry shares with no par value of Ultrapar were issued, which corresponded to R$ 141.9 million of capital increase and R$ 498.8 million of increase in capital reserve, totaling an increase in equity of R$ 640.7 million. In addition, Ultrapar issued subscription warrants that, if exercised, would lead to the issuance of up to 4,007,031 shares in the future, broken down into 801,409 shares related to subscription warrants – working capital and 3,205,622 shares related to subscription warrants – indemnification. On June 30, 2014, in a preliminary assessment of the working capital and indebtedness adjustments the company identified that the subscription warrants – working capital shall not be exercised by the former shareholders of Extrafarma. Accordingly, the company reversed full provision for the issuance of 801,409 shares related to subscription warrants – working capital, which corresponded to R$ 42.1 million at the closing date. The shares of the subscription warrants – indemnification may be exercised as from 2020 and corresponded to non-current liabilities of R$ 108.6 million as of the closing date. The provisory value of the association on June 30, 2014 was updated to R$ 749.3 million, subject to adjustments pursuant to the association agreement. For more information, see Note 3.a and Note 22 to our Interim Financial Information (ITR) for 2Q14.

(2) Performance Analysis:

Ultrapar

Net revenue from sales and services: In 2Q14, Ultrapar's consolidated net sales and services grew by 10% compared to 2Q13, reaching R$ 16,667 million, due to the revenues growth in Ipiranga, Ultragaz and Ultracargo and the consolidation of revenues of Extrafarma as from February 2014. Compared to 1Q14, net sales and services increased by 5%, mainly due to the seasonality between periods. In 1H14, net sales and services increased by 13% compared to 1H13, totaling R$ 32,614 million.

Cost of products and services sold: In 2Q14, Ultrapar’s cost of products and services sold increased by 9% compared to 2Q13, totaling R$ 15,367 million, due to the increased cost of products and services sold in all businesses. Compared to 1Q14, Ultrapar’s cost of products and services sold increased by 5%. In 1H14, Ultrapar’s cost of products and services sold increased by 13% compared to 1H13, totaling R$ 30,042 million in the semester.

Gross profit: The gross profit of Ultrapar amounted to R$ 1,300 million in 2Q14, up 12% from 2Q13, as a consequence of the growth in the gross profit of Ipiranga and the consolidation of Extrafarma’s gross profit as from February 2014. Compared to 1Q14, Ultrapar’s gross profit increased by 2%, mainly as a result of the seasonality between periods. In 1H14, the gross profit of Ultrapar totaled R$ 2,572 million, up 16% from 1H13.

Selling, marketing, general and administrative expenses: Ultrapar’s selling, marketing, general and administrative expenses totaled R$ 784 million in 2Q14, an increase of 16% from 2Q13, due to the effects of inflation, higher advertising and marketing expenses, which were primarily related to the 2014 World Cup, and the expansion of the distribution network in Ipiranga. Compared to 1Q14, Ultrapar’s selling, marketing, general and administrative expenses decreased by 3%. In 1H14, Ultrapar's selling, marketing, general and administrative expenses totaled R$ 1,592 million, up 19% from 1H13.

Depreciation and amortization: Total depreciation and amortization costs and expenses in 2Q14 amounted to R$ 216 million, a 12% increase from 2Q13, as a result of investments made during the last 12 months, mainly in Ipiranga, and the consolidation of Extrafarma as from February 2014. Compared to 1Q14, total depreciation and amortization costs and expenses increased by 1%. In 1H14, total depreciation and amortization costs and expenses amounted to R$ 431 million, up 13% from 1H13.

Operating income: Ultrapar’s operating income amounted to R$ 538 million in 2Q14, up 5% from 2Q13, as a result of the increase in the operating income of Ipiranga and Ultracargo and the consolidation of Extrafarma’s operating income as from February 2014. Compared to 1Q14, Ultrapar’s operating income increased by 10%, mainly as a result of the seasonality between periods. In 1H14, Ultrapar’s operating income totaled R$ 1,028 million, up 9% from 1H13.

Financial result: Ultrapar's net debt at the end of June 2014 was R$ 4.1 billion (1.3 times LTM EBITDA), compared to R$ 3.6 billion in June 2013 (1.4 times LTM EBITDA). Ultrapar reported R$ 99 million of net financial expenses in 2Q14, which were R$ 4 million higher than that in 2Q13, mainly due to increased net debt in 2Q14 and the 3.0 p.p. rise in the base interest rate between June 2014 and June 2013. Compared to 1Q14, net financial expenses decreased by R$ 16 million, mainly due to the effects of exchange rate fluctuations in 1Q14, especially related to changes in Venezuela's currency exchange system. In 1H14, Ultrapar reported net financial expenses of R$ 213 million, R$ 58 million higher than that in 1H13.

Income and social contribution taxes / Tax incentives: Ultrapar reported in 2Q14 income tax and social contribution expenses, net of benefit of tax holidays, of R$ 134 million, compared with expenses of R$ 135 million in 2Q13, a reduction of 1%, despite the increase in pre-tax profit, due to specific variation on tax incentives in connection with Ultrapar’s operations in the northeastern region of Brazil, especially in Ultracargo’s operation in Aratu. Compared to 1Q14, Ultrapar presented an increase of 9%, mainly as a result of the growth in pre-tax profit between periods. In 1H14, Ultrapar reported income tax and social contribution expenses, net of benefit of tax holidays of R$ 258 million, up 2% from 1H13.

Net income: Ultrapar's consolidated net income in 2Q14 amounted to R$ 301 million, up 6% and 21% from 2Q13 and 1Q14, respectively, mainly due to the EBITDA growth between the periods and the decrease in financial expenses compared to 1Q14. In 1H14, Ultrapar reported net income of R$ 551 million, up 4% from 1H13.

EBITDA: In a quarter with a lower number of working days and slowdown of economic indicators, Ultrapar's consolidated EBITDA totaled R$ 751 million in 2Q14, up 6% from 2Q13, due to the EBITDA growth in Ipiranga and Ultracargo and the consolidation of Extrafarma's EBITDA as from February 2014. Ultragaz's EBITDA remained stable due to the planned requalification of an increased number of LPG bottles, and Oxiteno's EBITDA decreased by 8%, as a result of the lower volume sold in Brazil and the reduction of the operating level in Venezuela since 1Q14, due to limitations in importing raw material. Compared to 1Q14, Ultrapar’s EBITDA increased by 7%, mainly due to the seasonality between periods. In 1H14, Ultrapar's EBITDA totaled R$ 1,453 million, up 10% compared to 1H13.

R$ million	2Q14	2Q13	1Q14	Variação 2Q14 X 2Q13	Variação 2Q14 X 1Q14	1H14	1H13	Variação 1H14 X 1H13
Ultrapar	750.9	706.0	702.0	6%	7%	1,452.9	1,319.9	10%
Ipiranga	521.2	479.6	498.7	9%	5%	1,019.8	911.7	12%
Oxiteno	98.5	107.1	108.7	-8%	-9%	207.2	187.6	10%
Ultragaz	73.4	73.6	61.0	0%	20%	134.4	137.1	-2%
Ultracargo	43.3	42.3	41.3	2%	5%	84.6	78.2	8%
Extrafarma	14.3	19.7	10.5	-27%	37%	24.8	31.0	-20%

(1)
The EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) presented in this document represents the net income before (i) income and social contribution taxes, (ii) net financial expense (income) and (iii) depreciation and amortization, in accordance with ICVM 527/12. The purpose of including EBITDA information is to provide a measure used by the management for internal assessment of our operating results, and because a portion of our employee profit sharing plan is linked directly or indirectly to EBITDA performance. It is also a financial indicator widely used by investors and analysts to measure our ability to generate cash from operations and our operating performance. We also calculate EBITDA in connection with covenants related to some of our financing, as described in Note 14 to our consolidated financial statements. We believe EBITDA allows a better understanding not only of our financial performance but also of our capacity of meeting the payment of interest and principal from our debt and of obtaining resources for our investments and working capital. Our definition of EBITDA may differ from, and, therefore, may not be comparable with similarly titled measures used by other companies, thereby limiting its usefulness as a comparative measure. Because EBITDA excludes net financial expense (income), income and social contribution taxes and depreciation and amortization, it provides an indicator of general economic performance that is not affected by debt restructurings, fluctuations in interest rates or changes in income and social contribution taxes, depreciation and amortization. EBITDA is not a measure of financial performance under accounting practices adopted in Brazil or IFRS, and it should not be considered in isolation, or as a substitute for net income, as a measure of operating performance, as a substitute for cash flows from operations or as a measure of liquidity. EBITDA has material limitations that impair its value as a measure of a company’s overall profitability since it does not address certain ongoing costs of our business that could significantly affect profitability such as financial expense (income), income and social contribution taxes and depreciation and amortization.

The reconciliation of EBITDA to the net income of the period is presented below:

R$ million	2Q14	2Q13	1Q14	1H14	1H13

Net income	301.4	283.7	249.3	550.7	530.2
(+) Income tax and social contribution	134.5	135.3	123.7	258.2	252.6
(+) Net financial expenses	98.6	94.2	114.8	213.3	154.8
(+) Depreciation and amortization	216.4	192.8	214.3	430.7	382.2
EBITDA	750.9	706.0	702.0	1,452.9	1,319.9

The performance analysis for each segment is presented below:

Ipiranga

Operational performance: Ipiranga's sales volume totaled 6,292 thousand cubic meters in 2Q14, 3% above 2Q13 volume. In 2Q14, sales volume of fuels for light vehicles (Otto cycle) increased by 7%, driven by the growth in the light vehicle fleet as well as investments made in Ipiranga's network expansion, and partially offset by the lower number of working days compared to 2Q13. The volume of diesel decreased by 1% compared to 2Q13, mainly as a consequence of the lower number of working days in 2Q14, and partially offset by investments in the network expansion, with a 3% growth in sales volume in the reseller segment. Compared to 1Q14, sales volume increased by 4%, mainly due to seasonality between periods. In 1H14, sales volume totaled 12,360 thousand cubic meters, a 6% growth from 1H13 volume.

Net revenue from sales and services: Ipiranga's net revenue from sales and services reached R$ 14,473 million in 2Q14, up 9% from 2Q13, mainly as a result of (i) increased sales volume, (ii) the rise in diesel and gasoline costs by Petrobras in November 2013 and increased ethanol costs, and (iii) improved sales mix, resulting from investments in the expansion of the service station network, which enabled an increased share of fuels for light vehicles and of diesel sold through the reseller segment (sales at service stations). Compared to 1Q14, net revenue from sales and services increased by 4% as a result of seasonally higher volume. In 1H14, net s revenue from sales and services amounted to R$ 28,395 million, up 13% from 1H13.

Cost of products sold: Ipiranga's cost of products sold totaled R$ 13,644 million in 2Q14, up 9% compared to 2Q13, mainly due to increased sales volume and cost increases (i) in diesel and gasoline in November 2013, and (ii) consequently, in ethanol. Compared to 1Q14, cost of products sold increased by 4%, mainly due to seasonally higher volume. In 1H14, cost of products sold totaled R$ 26,737 million, up 13% from 1H13.

Selling, marketing, general and administrative expenses: Ipiranga’s selling, marketing, general and administrative expenses totaled R$ 457 million in 2Q14, up 8% from 2Q13, mainly due to (i) increased expenses with advertising and marketing, related mainly to the 2014 World Cup, in the amount of R$ 12 million, (ii) the expansion of the distribution network, (iii) increased sales volume, and (iv) the effects of inflation on expenses. Compared to 1Q14, selling, marketing, general and administrative expenses decreased by 5%, mainly due to lower variable compensation, the annual resellers convention in February and variations of expenses with civil claims. In 1H14, selling, marketing, general and administrative expenses totaled R$ 940 million, up 10% from 1H13.

EBITDA: Ipiranga reported EBITDA of R$ 521 million in 2Q14, a 9% increase from 2Q13, mainly due to (i) increased sales volume, (ii) an improved sales mix, with greater share of the reseller segment (sales at service stations), and (iii) the strategy of constant innovation in services and convenience at the service station, and partially offset by increased expenses, especially with advertising and marketing, and lower volume growth as a result of the increased number of holidays in 2Q14. Compared to 1Q14, EBITDA increased by 5%, primarily due to seasonally higher sales volume. In 1H14, EBITDA totaled R$ 1,020 million, up 12% from 1H13.

Oxiteno

Operational performance: Total sales volume in the Brazilian market decreased by 7% (10 thousand tons) compared to 2Q13, with a 3% (4 thousand tons) lower volume of specialty chemicals, due to the lower sales volume in almost all segments served by Oxiteno. In the international market, sales volume decreased by 10% (6 thousand tons), mainly as a result of the reduction in the operating level in Venezuela since 1Q14, due to limitations in importing raw material in that country. With all these effects, Oxiteno's sales volume in 2Q14 totaled 190 thousand tons, a decrease of 8% (16 thousand tons) compared to 2Q13. Compared to 1Q14, specialty chemicals sales grew by 2% (3 thousand tons), and were offset by lower sales of glycols. Sales volume in 1H14 totaled 381 thousand tons, down 6% from 1H13.

Net revenue from sales and services: Oxiteno’s net revenue from sales and services totaled R$ 813 million in 2Q14, 1% down from 2Q13, due to lower sales volume, and offset by an 8% weaker Real. Compared to 1Q14, net revenue from sales and services decreased by 3%, mainly due to a 6% stronger Real. In 1H14, net revenue from sales and services totaled R$ 1,654 million, up 5% from 1H13.

Cost of products sold: Oxiteno’s cost of products sold in 2Q14 totaled R$ 633 million, in line with that of 2Q13, with the effect of an 8% weaker Real on variable costs as well as the startup of Oxiteno's operations in the United States being offset by lower sales volume and lower variable compensation. Compared to 1Q14, cost of products sold remained stable, with the effect of the 6% stronger Real on variable costs being offset by the effect of a 7% increase in unit variable costs in dollars. In 1H14, Oxiteno’s cost of products sold totaled R$ 1,268 million, up 3% from 1H13.

Selling, marketing, general and administrative expenses: Oxiteno's selling, marketing, general and administrative expenses totaled R$ 117 million in 2Q14, down 1% from 2Q13, mainly due to (i) lower logistics expenses, mainly as a result of lower sales volume, and (ii) a decrease in variable compensation, which were partially offset by the impact of inflation on personnel expenses. Compared to 1Q14, selling, marketing, general and administrative expenses decreased by 9%, due to lower expenses with variable compensation. In 1H14, Oxiteno's selling, marketing, general and administrative expenses totaled R$ 246 million, up 10% from 1H13.

EBITDA: Oxiteno reported EBITDA of R$ 98 million in 2Q14, 8% down from 2Q13, equivalent to US$ 232/ton, mainly due to lower sales volume in Brazil and the reduction in the operating level in Venezuela. Compared to 1Q14, EBITDA decreased by 9%, mainly due to (i) the appreciation of Real during 2Q14 and (ii) the effect of a 6% stronger average Real, partially offset by lower variable compensation expenses. In 1H14, EBITDA totaled R$ 207 million, up 10% from 1H13.

Ultragaz

Operational performance: In 2Q14, Ultragaz's sales volume reached 428 thousand tons, down 1% from 2Q13, as a result of a reduction of 4% in bulk segment, mainly due to the lower number of working days in 2Q14 and the lower demand in the industrial segment. These effects were partially offset by investments made to capture new customers, especially by the 3% growth in the residential and small- and medium-sized companies segments, and by the 1% growth in the volume of bottled segment. Compared to 1Q14, sales volume grew 9%, mainly derived from the seasonality between the periods and high temperatures registered in the South and Southeast regions of Brazil in 1Q14. For the first half of 2014, Ultragaz accumulated 820 thousand tons in sales volume, down 1% compared to 1H13.

Net revenue from sales and services: Ultragaz's net revenue from sales and services totaled R$ 1,011 million in 2Q14, a 1% growth from 2Q13, mainly due to commercial initiatives, including an improved sales mix, especially in the residential and small- and medium-sized companies segments. Compared to 1Q14, net revenue from sales and services increased by 9%, due to increased sales volume. In 1H14, net revenue from sales and services amounted to R$ 1,940 million, up 1% from 1H13.

Cost of products sold: Ultragaz's cost of products sold totaled R$ 865 million in 2Q14, up 1% from 2Q13, mainly as a result of the planned requalification of an increased number of LPG bottles, with an estimated effect of R$ 9 million. Compared to 1Q14, the cost of products sold increased by 8%, mainly due to the seasonally higher volume. In 1H14, cost of products sold totaled R$ 1,663 million, up 1% from 1H13.

Selling, marketing, general and administrative expenses: In 2Q14, Ultragaz's selling, marketing, general and administrative expenses totaled R$ 105 million, down 5% from 2Q13, mainly due to lower expenses with marketing and sales campaigns and initiatives to reduce expenses over the last year, partially offset by the effects of inflation on expenses. Compared to 1Q14, selling, marketing, general and administrative expenses decreased by 3%, mainly due to increased expenses with projects in 1Q14. In 1H14, selling, marketing, general and administrative expenses totaled R$ 212 million, up 2% from 1H13.

EBITDA: In 2Q14, Ultragaz's EBITDA remained stable compared to 2Q13, due to the scheduled requalification of a large number of LPG bottles, the 1% decrease in sales volume and the inflation effects that were partially offset by commercial and expense reduction initiatives. Excluding the estimated effect of R$ 9 million with the requalification of an increased number of LPG bottles, Ultragaz's EBITDA in 2Q14 would have grown by 12%. Compared to 1Q14, EBITDA grew 20%, mainly derived from the increased sales volume, due to the typical seasonality between the quarters and high temperatures registered in the South and Southeast regions of Brazil in 1Q14. In 1H14, EBITDA totaled R$ 134 million, down 2% from 1H13.

Ultracargo

Operational performance: In 2Q14, Ultracargo's average storage remained stable compared to 2Q13, mainly as a result of the increased handling of (i) fuel oil for thermoelectric plants and (ii) fuels for vehicles, as a result of the growth in these segments, effects that were offset by lower handling of chemicals. Compared to 1Q14, average storage increased by 1%. In the first semester of 2014, average storage increased by 7% compared with 1H13.

Net revenue from sales and services: Ultracargo's net revenue from sales and services totaled R$ 88 million in 2Q14, up 2% from 2Q13, mainly due to the improved mix of products handled and contractual tariff adjustments. Compared to 1Q14, net revenue from sales and services increased by 3%, due to the growth in the average storage in its terminals in the respective periods and contractual tariff adjustments. In 1H14, net revenue from sales and services totaled R$ 173 million, up 7% from 1H13.

Cost of services provided: Ultracargo's cost of services provided in 2Q14 amounted to R$ 36 million, an 8% increase from 2Q13, mainly due to (i) increased maintenance costs, (ii) the effects of inflation on costs, and (iii) increased depreciation resulting from capacity expansions. Compared to 1Q14, cost of services provided increased by 2%, in line with the increased average storage in its terminals. In 1H14, cost of services provided totaled R$ 71 million, 9% higher than that in 1H13.

Selling, marketing, general and administrative expenses: Ultracargo's selling, marketing, general and administrative expenses totaled R$ 24 million in 2Q14, a 3% decrease compared to 2Q13, mainly due to non-recurring expenses with projects and customers in 2Q13. Compared to 1Q14, selling, marketing, general and administrative expenses increased by 7% mainly due to higher expenses with projects. In 1H14, selling, marketing, general and administrative expenses totaled R$ 47 million, up 3% from 1H13.

EBITDA: In a period of stable average storage, Ultracargo's EBITDA totaled R$ 43 million in 2Q14, up 2% from 2Q13, mainly due to the improved mix of products handled and contractual tariff adjustments, and partially offset by increased maintenance expenses. Compared to 1Q14, EBITDA increased by 5%, mainly due to the increased average storage in its terminals. In 1H14, EBITDA totaled R$ 85 million, up 8% compared with 1H13.

Extrafarma

As highlighted in "Considerations on the financial and operational information", unless otherwise indicated, Extrafarma information for 1Q14 refers to the months of February and March of 2014 and for 1H14 and 1H13 refers to the months of February to June of each year.

Operational performance: Extrafarma ended 2Q14 with 203 drugstores in the North and Northeast regions of Brazil, an increase of 23 drugstores (13%) compared to the end of 2Q13. Due to the expansion of Extrafarma's drugstore network, at the end of 2Q14, 35% of the drugstores had less than 36 months of operation, compared to

31% in 2Q13. However, total drugstores with less than one year of operation in 2Q14 was 14%, compared to 8% in 2Q13, as a result of the accelerated pace of drugstores openings during the last 12 months.

Gross revenues: Extrafarma's gross revenues totaled R$ 308 million in 2Q14, an increase of 15% compared to 2Q13, mainly due to the increase of 15% in gross revenues of the retail segment, which totaled R$ 262 million. The growth in gross revenues of the retail segment is mainly derived from the increased average number of drugstores. The 6.4% increase in same store sales was partially reduced by effects related to the 2014 World Cup. During 2Q14, gross revenues of the wholesale segment increased by 14% compared to 2Q13. Compared to 1Q14, gross revenues increased by 62%, due to the 2-month comparison base (February and March only) in 1Q14. In 1H14, gross revenues totaled R$ 498 million, up 17% compared to 1H13.

Cost of products sold and gross profit: Extrafarma's cost of products sold totaled R$ 202 million in 2Q14, up 16% from 2Q13, mainly as a result of increased sales and the annual adjustment in the prices of medicines, set by the Chamber for the Regulation of Medical Pharmaceuticals Market (CMED). In 2Q14, gross profit reached R$ 91 million, up 14% from 2Q13, mainly due to the growth in gross revenues in the retail segment. Compared to 1Q14, cost of products sold and gross profit increased by 63% and by 59% respectively, due to the 2-month comparison base (February and March only) in 1Q14. In 1H14, cost of products sold totaled R$ 325 million, up 17% from 1H13, while gross profit increased by 18%, amounting to R$ 149 million.

Selling, marketing, general and administrative expenses: Extrafarma's selling, marketing, general and administrative expenses totaled R$ 81 million in 2Q14, a 30% increase from 2Q13, mainly due to (i) the 14% increase in the average number of drugstores, (ii) above-inflation increases on unit personnel expenses and (iii) expenses related to the integration with Ultrapar and the structuring of Extrafarma for a more accelerated growth in the amount of R$ 6 million in 2Q14. Compared to 1Q14, selling, marketing, general and administrative expenses increased by 67%, due to the 2-month comparison base (February and March only) in 1Q14. In 1H14, selling, marketing, general and administrative expenses totaled R$ 130 million, up 33% from 1H13.

EBITDA: In 2Q14, Extrafarma's EBITDA totaled R$ 14 million, or R$ 21 million excluding the expenses related to integration and structuring, a 5% increase from 2Q13, mainly due to revenue growth, and partially offset by (i) effects related to the 2014 World Cup and (ii) a greater number of drugstores opened less than one year ago and, therefore, still in the maturing process. Excluding expenses related to integration and structuring, EBITDA margin in 2Q14 was 6.7%, 0.6 p.p. below the EBITDA margin in 2Q13, mainly due to the increased share of drugstores opened less than one year ago. Compared to 1Q14, EBITDA increased by 37%, due to the 2-month comparison base (February and March only) in 1Q14. In 1H14, EBITDA totaled R$ 25 million, down 20% from 1H13, or a 9% increase excluding the expenses related to integration and structuring.

We hereby inform that in accordance with the requirements of CVM Resolution 381/03, our independent auditors Deloitte Touche Tohmatsu Auditores Independentes have not performed during these six months of 2014 any service other than the external audit of the financial statements for the year ended on December 31, 2014 and the review of interim financial information of Ultrapar and affiliated companies and subsidiaries for the quarter ended on June 30, 2014.

São Paulo, August 6, 2014 – Ultrapar Participações S.A. (BM&FBOVESPA: UGPA3 / NYSE: UGP), a multi-business company engaged in specialized distribution and retail (Ultragaz / Ipiranga / Extrafarma), specialty chemicals (Oxiteno) and storage for liquid bulk (Ultracargo), hereby reports its results for the second quarter of 2014

Results conference call

Brazilian conference call
August 8th, 2014
10:00 a.m. (US EST)
Telephone for connection: +55 11 2188 0155
Code: Ultrapar

International conference call
August 8th, 2014
11:30 a.m. (US EST)
Participants in the USA: +1 877 317 6776
Participants in Brazil: 0800 891 0015
International participants: +1 412 317 6776
Code: Ultrapar

IR Contact
E-mail: invest@ultra.com.br
Telephone: + 55 11 3177 7014
Website: www.ultra.com.br

Ultrapar Participações S.A.
UGPA3 = R$ 52.60/share (06/30/14)
UGP = US$ 23.60/ADR (06/30/14)

Main highlights in 2Q14:
✓	ULTRAPAR’S NET REVENUES TOTAL R$ 17 BILLION IN 2Q14, 10% GROWTH OVER 2Q13

✓	ULTRAPAR’S EBITDA REACHES R$ 751 MILLION IN 2Q14, UP 6% OVER 2Q13

✓	NET EARNINGS REACH R$ 301 MILLION IN 2Q14, 6% GROWTH OVER 2Q13

✓	DIVIDEND DISTRIBUTION OF R$ 390 MILLION FOR 1H14 APPROVED

✓	ULTRAPAR IS RANKED FIRST IN “PRÊMIO DESTAQUE AGÊNCIA ESTADO” AS THE MOST ATTRACTIVE COMPANY FOR INVESTORS IN 2013, COMPLETING 4 CONSECUTIVE YEARS AMONG THE TOP 10

“We are pleased to announce another quarter of positive earnings progression, completing eight consecutive years of quarterly EBITDA growth, even in an increasingly challenging economic environment. Such growth is a consequence of the strategy implemented, consistent investments in the strengthening and expansion of our businesses and of a corporate governance structure designed towards alignment of interests, which allow for consistent performance throughout different economic cycles. We have also continued the integration process with Extrafarma and its structuring for a more accelerated growth.”

Thilo Mannhardt – CEO

Considerations on the financial and operational information

The financial information presented in this document has been prepared according to International Financial Reporting Standards (IFRS). The financial information of Ultrapar corresponds to the company’s consolidated information. The information of Ipiranga, Oxiteno, Ultragaz, Ultracargo and Extrafarma is reported without elimination of intercompany transactions. Therefore, the sum of such information may not correspond to the consolidated information of Ultrapar. In addition, the financial and operational information presented in this document is subject to rounding off and, consequently, the total amounts presented in the tables and charts may differ from the direct sum of the amounts that precede them.

In September 2013, Ultrapar entered into an association agreement with Extrafarma, one of Brazil’s ten largest drugstore chains. The transaction was closed on January 31, 2014 upon the approval of the association by the Extraordinary General Meetings of Ultrapar and Extrafarma. Extrafarma’s results were consolidated in Ultrapar’s financial statements as from February 1, 2014. Consequently, Ultrapar’s financial statements for the periods prior to February 1, 2014 do not include Extrafarma’s results and its operational data included in this release refer, for the first quarter of 2014, exclusively to the months of February and March, and for the first half of 2014, only the months from February to June 2014. Aiming to provide a comparison basis for the analysis of the evolution of Extrafarma’s performance, we present its results for 1H13 including the months of February to June 2013. As a consequence of the closing of the transaction, 12,021,100 new common, nominative book-entry shares with no par value of Ultrapar were issued, which corresponded to R$ 141.9 million of capital increase and R$ 498.8 million of increase in capital reserve, totaling an increase in equity of R$ 640.7 million. In addition, Ultrapar issued subscription warrants that, if exercised, would lead to the issuance of up to 4,007,031 shares in the future, broken down into 801,409 shares related to subscription warrants – working capital and 3,205,622 shares related to subscription warrants – indemnification. On June 30, 2014, in a preliminary assessment of the working capital and indebtedness adjustments the company identified that the subscription warrants – working capital shall not be exercised by the former shareholders of Extrafarma. Accordingly, the company reversed full provision for the issuance of 801,409 shares related to subscription warrants – working capital, which corresponded to R$ 42.1 million at the closing date. The shares of the subscription warrants – indemnification may be exercised as from 2020 and corresponded to non-current liabilities of R$ 108.6 million as of the closing date. The provisory value of the association on June 30, 2014 was updated to R$ 749.3 million, subject to adjustments pursuant to the association agreement. For more information, see Note 3.a and Note 22 to our Interim Financial Information (ITR) for 2Q14.

EBITDA — Earnings Before Interest, Taxes, Depreciation and Amortization, and EBIT— Earnings Before Interest and Taxes, are presented in accordance with CVM Instruction No. 527, issued by CVM on October 4, 2012. The calculation of EBITDA starting from net earnings is presented below:

R$ million	2Q14	2Q13	1Q14	Δ (%) 2Q14v2Q13	Δ (%) 2Q14v1Q14	1H14	1H13	Δ (%) 1H14v1H13
Net earnings	301.4	283.7	249.3	6%	21%	550.7	530.2	4%
(+) Income and social contribution taxes	134.5	135.3	123.7	(1%)	9%	258.2	252.6	2%
(+) Financial expenses (income), net	98.6	94.2	114.8	5%	(14%)	213.3	154.8	38%
(+) Depreciation and amortization	216.4	192.8	214.3	12%	1%	430.7	382.2	13%
EBITDA	750.9	706.0	702.0	6%	7%	1,452.9	1,319.9	10%

Summary of 2nd quarter 2014

Ultrapar – Consolidated data	2Q14	2Q13	1Q14	Δ (%) 2Q14v2Q13	Δ (%) 2Q14v1Q14	1H14	1H13	Δ (%) 1H14v1H13
Net sales and services	16,667	15,204	15,947	10%	5%	32,614	28,804	13%
Gross profit	1,300	1,160	1,272	12%	2%	2,572	2,224	16%
Operating profit	538	513	490	5%	10%	1,028	940	9%
EBITDA	751	706	702	6%	7%	1,453	1,320	10%
Net earnings¹	301	284	249	6%	21%	551	530	4%
Earnings attributable to Ultrapar per share²	0.54	0.53	0.45	3%	20%	1.00	0.98	1%
Amounts in R$ million (except for EPS)

¹ Under IFRS, consolidated net earnings include net earnings attributable to non-controlling shareholders of the controlled companies.
2 Calculated based on the weighted average number of shares over the period, excluding shares held in treasury.

Ipiranga – Operational data	2Q14	2Q13	1Q14	Δ (%) 2Q14v2Q13	Δ (%) 2Q14v1Q14	1H14	1H13	Δ (%) 1H14v1H13
Total volume (000 m³)	6,292	6,128	6,067	3%	4%	12,360	11,703	6%
Diesel	3,337	3,366	3,133	(1%)	7%	6,471	6,309	3%
Gasoline, ethanol and NGV	2,866	2,668	2,854	7%	0%	5,719	5,213	10%
Other3	89	94	81	(5%)	10%	170	181	(6%)
3 Fuel oils, kerosene, lubricants and greases.

Oxiteno – Operational data	2Q14	2Q13	1Q14	Δ (%) 2Q14v2Q13	Δ (%) 2Q14v1Q14	1H14	1H13	Δ (%) 1H14v1H13
Total volume (000 tons)	190	207	191	(8%)	(0%)	381	405	(6%)
Product mix
Specialty chemicals	167	177	164	(6%)	2%	332	340	(2%)
Glycols	23	29	26	(22%)	(13%)	49	65	(24%)
Geographical mix
Sales in Brazil	135	145	137	(7%)	(2%)	273	287	(5%)
Sales outside Brazil	55	61	54	(10%)	3%	109	118	(8%)

Ultragaz – Operational data	2Q14	2Q13	1Q14	Δ (%) 2Q14v2Q13	Δ (%) 2Q14v1Q14	1H14	1H13	Δ (%) 1H14v1H13
Total volume (000 tons)	428	431	392	(1%)	9%	820	827	(1%)
Bottled	289	285	263	1%	10%	552	550	0%
Bulk	140	146	129	(4%)	8%	268	277	(3%)

Ultracargo - Operational data	2Q14	2Q13	1Q14	Δ (%) 2Q14v2Q13	Δ (%) 2Q14v1Q14	1H14	1H13	Δ (%) 1H14v1H13
Effective storage4 (000 m3)	728	730	722	(0%)	1%	725	676	7%
4 Monthly average.

Extrafarma - Operational data5	2Q14	2Q13	1Q14	Δ (%) 2Q14v2Q13	Δ (%) 2Q14v1Q14	1H14	1H13	Δ (%) 1H14v1H13
Gross revenues (R$ million)	308	267	190	15%	62%	498	426	17%
Number of drugstores (end of period)	203	180	200	13%	2%	203	180	13%
5 As highlighted in "Considerations on the financial and operational information", unless otherwise indicated, Extrafarma information for 1Q14 refers to the months of February and March of 2014 and for 1H14 and 1H13 refers to the months of February to June of each year.

Macroeconomic indicators	2Q14	2Q13	1Q14	Δ (%) 2Q14v2Q13	Δ (%) 2Q14v1Q14	1H14	1H13	Δ (%) 1H14v1H13
Average exchange rate (R$/US$)	2.23	2.07	2.36	8%	(6%)	2.30	2.03	13%
Brazilian interbank interest rate (CDI)	2.5%	1.8%	2.4%			5.0%	3.4%
Inflation in the period (IPCA)	1.5%	1.2%	2.2%			3.7%	3.1%

Highlights

✓
Dividend distribution of R$ 390 million approved – The Board of Directors of Ultrapar approved today a dividend payment of R$ 390 million, equivalent to R$ 0.71 per share, as an advance of the dividends for the fiscal year 2014, to be paid from August 22, 2014 onwards. This amount represents an annualized dividend yield of 3% on Ultrapar's average share price during the first half of 2014.

✓
Ultrapar receives important recognitions – Ultrapar was ranked first in the “Prêmio Destaque Agência Estado Empresas” as the most attractive company for investors in 2013. For the fourth consecutive year, Ultrapar ranks among the top 10 companies in this award, reinforcing Ultrapar’s consistent planning and execution of its strategy and the constant evolution of its corporate governance, aimed at the endurance of the company and its growth and at value creation. Ultrapar was also awarded as the best company in Investor Relations in the energy sector by “IR Magazine Awards Brazil 2014”. Additionally, Ipiranga was elected, for the fourth consecutive year, the best company in the Wholesale segment in Brazil in Exame magazine’s “Maiores e Melhores” publication.

✓
Integration of Extrafarma – We moved towards the final phase of the integration of Extrafarma and continued the structuring for a more accelerated growth. Among the steps implemented in integration and structuring since February, we highlight (i) the centralization in the corporate center of activities related to treasury, accounting, accounts payable, legal, insurance and audit, (ii) the implementation of EVA as an incentive and alignment mechanism, (iii) the establishment of a new organizational structure, with the creation of areas dedicated to the activities related to operations and expansion, allowing greater specialization and agility in the drugstore opening process, (iv) allocation of managers and analysts from Ultrapar and its businesses to Extrafarma, in order to strengthen its team and facilitate the process of functional and cultural integration, (v) the implementation of a program for the training and cultural integration for Extrafarma leaders, including store managers, (vi) advances on the detailing of the working plan to enable accelerated drugstore openings from late 2014 onwards and (vii) improvements on operational systems, resulting in better productivity and control.

Executive summary of the results

The macroeconomic environment worsened during 2Q14, with sharp adjustments in the growth outlook of the Brazilian economy in 2014, as shown in the evolution of the Central Bank’s Focus research. In addition, a calendar effect, with two working days less in 2Q14 compared to 2Q13 as a result of the Easter and another regional holidays, which in 2013 were in March and on a Sunday, respectively, contributed for an atypically lower demand for the company’s products and services in the quarter, with a reducing effect on volume growth estimated at 3%.

The Brazilian government continued to raise the base interest rate, increasing it from 10.75% at the end of the first quarter to 11.0% at the end of the second quarter of 2014, compared to 8.0% in June 2013. The Real appreciated 3% during 2Q14, closing the quarter at R$ 2.20/US$. However, the average Real in 2Q14 was 8% weaker than that in 2Q13. According to data from Anfavea, the number of light vehicles registered in 2Q14 totaled 0.8 million, a decrease when compared to the same period of last year. However, such decrease did not change the pace of growth in the average fleet seen in recent years. Sales in the retail pharmacy sector, according to data from members of Abrafarma, grew 11% in 2Q14 compared to 2Q13, continuing the growth seen in recent years.

In this economic and operational environment, Ultrapar reported consolidated EBITDA of R$ 751 million in 2Q14, up 6% over 2Q13.

At Ipiranga, sales volume in 2Q14 grew by 3% compared to 2Q13, driven mainly by the growth in the light vehicle fleet and by investments made in recent years in Ipiranga's network expansion (opening of new service stations and conversion of unbranded service stations) and related logistics infrastructure, which were partially offset by the lower number of working days in 2Q14. Ipiranga's EBITDA reached R$ 521 million, a 9% increase over 2Q13, mainly due to increased sales volume, to improved sales mix, with greater share of the reseller segment (sales at service stations), and to the strategy of constant innovation in services and convenience at the service station, generating greater customer satisfaction and loyalty, which were partially offset by increased expenses with advertising and marketing, mainly related to the 2014 World Cup.

At Oxiteno, the sales volume reached 190 thousand tons, 8% lower compared to 2Q13, mainly due to the effects of the slowdown of the economy on the sales volume in the Brazilian market and the reduction in the level of operations in Venezuela. Oxiteno’s EBITDA totaled R$ 98 million in 2Q14, down 8% compared to 2Q13, mainly due to lower sales volume.

In 2Q14, Ultragaz reported a reduction of 1% in sales volume compared to 2Q13, mainly due to the lower number of working days in 2Q14. Ultragaz's EBITDA in 2Q14 remained practically stable compared with that in 2Q13, with the lower sales volume, the planned requalification of an increased number of LPG bottles and the effects of inflation being offset by commercial and cost reduction initiatives. Excluding the estimated effect of R$ 9 million with the requalification of an increased number of LPG bottles, Ultragaz's EBITDA in 2Q14 would have grown by 12%.

At Ultracargo, the average storage remained stable compared to 2Q13, with the increased handling of oil derivatives being offset by the lower handling of chemicals. Ultracargo's EBITDA reached R$ 43 million in 2Q14, a 2% increase over 2Q13, mainly due to the improved mix of products handled, partially offset by increased maintenance expenses.

Extrafarma ended 2Q14 with 203 company-owned stores in the North and Northeast regions of Brazil, an increase of 23 stores compared to 2Q13. Extrafarma’s EBITDA in 2Q14 totaled R$ 14 million, or R$ 21 million excluding expenses with integration and structuring, a 5% growth compared to 2Q13. This growth is due to increased revenues, which were partially offset (i) by effects related to the 2014 World Cup and (ii) by the increased number of drugstores opened less than one year before June 30 and, therefore, still in the maturing process.

Net earnings for 2Q14 reached R$ 301 million, 6% higher than in 2Q13, due to the growth in EBITDA.

Ipiranga

Operational performance – Ipiranga's sales volume totaled 6,292 thousand cubic meters in 2Q14, 3% above 2Q13 volume. In 2Q14, sales volume of fuels for light vehicles (Otto cycle) increased by 7%, driven by the growth in the light vehicle fleet and investments made in Ipiranga's network expansion, partially offset by the lower number of working days compared to 2Q13. The volume of diesel decreased by 1% compared to 2Q13, mainly as a consequence of the lower number of working days in 2Q14, partially offset by investments in the network expansion, with a 3% growth in sales volume in the reseller segment. Compared to 1Q14, sales volume increased by 4%, mainly due to seasonality between periods. In 1H14, sales volume totaled 12,360 thousand cubic meters, a 6% growth over 1H13 volume.

Ipiranga – Sales volume (000 m³)

Net sales and services – Ipiranga's net sales and services reached R$ 14,473 million in 2Q14, up 9% over 2Q13, mainly as a result of (i) increased sales volume, (ii) the rise in diesel and gasoline costs by Petrobras in November 2013 and increased ethanol costs, and (iii) improved sales mix, resulting from investments in the expansion of the service station network, which enabled an increased share of fuels for light vehicles and of diesel sold through the reseller segment (sales at service stations). Compared to 1Q14, net sales and services increased by 4% as a result of seasonally higher volume. In 1H14, net sales and services amounted to R$ 28,395 million, up 13% over 1H13.

Cost of goods sold – Ipiranga's cost of goods sold totaled R$ 13,644 million in 2Q14, up 9% compared to 2Q13, mainly due to increased sales volume and cost increases (i) in diesel and gasoline in November 2013, and (ii) consequently, in ethanol. Compared to 1Q14, cost of goods sold increased by 4%, mainly due to seasonally higher volume. In 1H14, cost of goods sold totaled R$ 26,737 million, up 13% over 1H13.

Sales, general and administrative expenses – Ipiranga’s sales, general and administrative expenses totaled R$ 457 million in 2Q14, up 8% over 2Q13, mainly due to (i) increased expenses with advertising and marketing, related mainly to the 2014 World Cup, in the amount of R$ 12 million, (ii) the expansion of the distribution network, (iii) increased sales volume, and (iv) the effects of inflation on expenses. Compared to 1Q14, sales, general and administrative expenses decreased by 5%, mainly due to lower variable compensation, the annual resellers convention in February and variations of expenses with civil claims. In 1H14, sales, general and administrative expenses totaled R$ 940 million, up 10% over 1H13.

EBITDA – Ipiranga reported EBITDA of R$ 521 million in 2Q14, a 9% increase over 2Q13, mainly due to (i) increased sales volume, (ii) an improved sales mix, with greater share of the reseller segment (sales at service stations), and (iii) the strategy of constant innovation in services and convenience at the service station, effects partially offset by increased expenses, especially with advertising and marketing, and lower volume growth as a result of the increased number of holidays in 2Q14. Compared to 1Q14, EBITDA increased by 5%, primarily due to seasonally higher sales volume. In 1H14, EBITDA totaled R$ 1,020 million, up 12% over 1H13.

Oxiteno

Operational performance – Total sales volume in the Brazilian market decreased by 7% (10 thousand tons) compared to 2Q13, with a 3% (4 thousand tons) lower volume of specialty chemicals, due to the lower sales volume in almost all segments served by Oxiteno. In the international market, sales volume decreased by 10% (6 thousand tons), mainly as a result of the reduction in the operating level in Venezuela since 1Q14, due to limitations in importing raw material in that country. With all these effects, Oxiteno's sales volume in 2Q14 totaled 190 thousand tons, a decrease of 8% (16 thousand tons) compared to 2Q13. Compared to 1Q14, specialty chemicals sales grew by 2% (3 thousand tons), offset by lower sales of glycols. Sales volume in 1H14 totaled 381 thousand tons, down 6% from 1H13.

Oxiteno – Sales volume (000 tons)

Net sales and services – Oxiteno’s net sales and services totaled R$ 813 million in 2Q14, 1% down from 2Q13, due to lower sales volume, offset by an 8% weaker Real. Compared to 1Q14, net sales and services decreased by 3%, mainly due to a 6% stronger Real. In 1H14, net sales and services totaled R$ 1,654 million, up 5% over 1H13.

Cost of goods sold – Oxiteno’s cost of goods sold in 2Q14 totaled R$ 633 million, in line with that of 2Q13, with the effect of an 8% weaker Real on variable costs and the startup of Oxiteno's operations in the United States being offset by lower sales volume and lower variable compensation. Compared to 1Q14, cost of goods sold remained stable, with the effect of the 6% stronger Real on variable costs being offset by the effects of 7% increase in unit variable costs in dollars. In 1H14, Oxiteno’s cost of goods sold totaled R$ 1,268 million, up 3% over 1H13.

Sales, general and administrative expenses – Oxiteno's sales, general and administrative expenses totaled R$ 117 million in 2Q14, down 1% from 2Q13, mainly due to (i) lower logistics expenses, mainly as a result of lower sales volume, and (ii) a decrease in variable compensation, which were partially offset by the impact of inflation on personnel expenses. Compared to 1Q14, sales, general and administrative expenses decreased by 9%, due to lower expenses with variable compensation. In 1H14, Oxiteno's sales, general and administrative expenses totaled R$ 246 million, up 10% over 1H13.

EBITDA – Oxiteno reported EBITDA of R$ 98 million in 2Q14, 8% down from 2Q13, equivalent to US$ 232/ton, mainly due to lower sales volume in Brazil and the reduction in the operating level in Venezuela. Compared to 1Q14, EBITDA decreased by 9%, mainly due to (i) the appreciation of Real during 2Q14 and (ii) the effect of a 6% stronger average Real, partially offset by lower variable compensation expenses. In 1H14, EBITDA totaled R$ 207 million, up 10% over 1H13.

Ultragaz

Operational performance – In 2Q14, Ultragaz's sales volume reached 428 thousand tons, down 1% from 2Q13, as a result of a reduction of 4% in bulk segment, mainly due to the lower number of working days in 2Q14 and the lower demand in the industrial segment. These effects were partially offset by investments made to capture new customers, especially by the 3% growth in the residential and small- and medium-sized companies segments, and by the 1% growth in the volume of bottled segment. Compared to 1Q14, sales volume grew 9%, mainly derived from the seasonality between the periods and high temperatures registered in the South and Southeast regions of Brazil in 1Q14. For the first half of 2014, Ultragaz accumulated 820 thousand tons in sales volume, down 1% compared to 1H13.

Ultragaz – Sales volume (000 tons)

Net sales and services – Ultragaz's net sales and services totaled R$ 1,011 million in 2Q14, a 1% growth over 2Q13, mainly due to commercial initiatives, including an improved sales mix, especially in the residential and small- and medium-sized companies segments. Compared to 1Q14, net sales and services increased by 9%, due to increased sales volume. In 1H14, net sales and services amounted to R$ 1,940 million, up 1% over 1H13.

Cost of goods sold – Ultragaz's cost of goods sold totaled R$ 865 million in 2Q14, up 1% over 2Q13, mainly as a result of the planned requalification of an increased number of LPG bottles, with an estimated effect of R$ 9 million. Compared to 1Q14, the cost of goods sold increased by 8%, mainly due to the seasonally higher volume. In 1H14, cost of goods sold totaled R$ 1,663 million, up 1% over 1H13.

Sales, general and administrative expenses – In 2Q14, Ultragaz's sales, general and administrative expenses totaled R$ 105 million, down 5% from 2Q13, mainly due to lower expenses with marketing and sales campaigns and initiatives to reduce expenses over the last year, partially offset by the effects of inflation on expenses. Compared to 1Q14, sales, general and administrative expenses decreased by 3%, mainly due to increased expenses with projects in 1Q14. In 1H14, sales, general and administrative expenses totaled R$ 212 million, up 2% over 1H13.

EBITDA – In 2Q14, Ultragaz's EBITDA remained stable compared to 2Q13, due to the scheduled requalification of a large number of LPG bottles, the 1% decrease in sales volume and the inflation effects partially offset by commercial and expense reduction initiatives. Excluding the estimated effect of R$ 9 million with the requalification of an increased number of LPG bottles, Ultragaz's EBITDA in 2Q14 would have grown by 12%. Compared to 1Q14, EBITDA grew 20%, mainly derived from the increased sales volume, due to the typical seasonality between the quarters and high temperatures registered in the South and Southeast regions of Brazil in 1Q14. In 1H14, EBITDA totaled R$ 134 million, down 2% from 1H13.

Ultracargo

Operational performance – In 2Q14, Ultracargo's average storage remained stable compared to 2Q13, mainly as a result of the increased handling of (i) fuel oil for thermoelectric plants and (ii) fuels for vehicles, as a result of the growth in these segments, effects offset by lower handling of chemicals. Compared to 1Q14, average storage increased by 1%. In the first semester of 2014, average storage increased by 7% compared with 1H13.

Ultracargo – Average storage (000 m³)

Net sales and services – Ultracargo's net sales and services totaled R$ 88 million in 2Q14, up 2% over 2Q13, mainly due to the improved mix of products handled and contractual tariff adjustments. Compared to 1Q14, net sales and services increased by 3%, due to the growth in the average storage in its terminals in the respective periods and contractual tariff adjustments. In 1H14, net sales and services totaled R$ 173 million, up 7% over 1H13.

Cost of services provided – Ultracargo's cost of services provided in 2Q14 amounted to R$ 36 million, an 8% increase over 2Q13, mainly due to (i) increased maintenance costs, (ii) the effects of inflation on costs and (iii) increased depreciation, resulting from capacity expansions. Compared to 1Q14, cost of services provided increased by 2%, in line with the increased average storage in its terminals. In 1H14, cost of services provided totaled R$ 71 million, 9% higher than that in 1H13.

Sales, general and administrative expenses – Ultracargo's sales, general and administrative expenses totaled R$ 24 million in 2Q14, a 3% decrease compared to 2Q13, mainly due to non-recurring expenses with projects and customers in 2Q13. Compared to 1Q14, sales, general and administrative expenses increased by 7% mainly due to higher expenses with projects. In 1H14, sales, general and administrative expenses totaled R$ 47 million, up 3% over 1H13.

EBITDA – In a period of stable average storage, Ultracargo's EBITDA totaled R$ 43 million in 2Q14, up 2% over 2Q13, mainly due to the improved mix of products handled and contractual tariff adjustments, partially offset by increased maintenance expenses. Compared to 1Q14, EBITDA increased by 5%, mainly due to the increased average storage in its terminals. In 1H14, EBITDA totaled R$ 85 million, up 8% compared with 1H13.

Extrafarma

As highlighted in "Considerations on the financial and operational information", unless otherwise indicated, Extrafarma information for 1Q14 refers to the months of February and March of 2014 and for 1H14 and 1H13 refers to the months of February to June of each year.

Operational performance – Extrafarma ended 2Q14 with 203 drugstores in the North and Northeast regions of Brazil, an increase of 23 drugstores (13%) compared to the end of 2Q13. Due to the expansion of Extrafarma's drugstore network, at the end of 2Q14, 35% of the drugstores were under-36 months of operation, compared to 31% in 2Q13. However, total drugstores with less than one year of operation in 2Q14 was 14%, compared to 8% in 2Q13, as a result of the accelerated pace of drugstores openings during the last 12 months.

Extrafarma – number and maturation profile of drugstores

Gross revenues – Extrafarma's gross revenues totaled R$ 308 million in 2Q14, an increase of 15% compared to 2Q13, mainly due to the increase of 15% in gross revenues of the retail segment, which totaled R$ 262 million. The growth in gross revenues of the retail segment is mainly derived from the increased average number of drugstores. The 6.4% increase in same store sales was partially reduced by effects related to the 2014 World Cup. During 2Q14, gross revenues of the wholesale segment increased by 14% compared to 2Q13. Compared to 1Q14, gross revenues increased by 62%, due to the 2-month comparison base (February and March only) in 1Q14. In 1H14, gross revenues totaled R$ 498 million, up 17% over 1H13.

Cost of goods sold and gross profit – Extrafarma's cost of goods sold totaled R$ 202 million in 2Q14, up 16% over 2Q13, mainly as a result of increased sales and the annual adjustment in the prices of medicines, set by the Chamber for the Regulation of Medical Pharmaceuticals Market (CMED). In 2Q14, gross profit reached R$ 91 million, up 14% over 2Q13, mainly due to the growth in gross revenues in the retail segment. Compared to 1Q14, cost of goods sold and gross profit increased by 63% and by 59%, respectively, due to the 2-month comparison base (February and March only) in 1Q14. In 1H14, cost of goods sold totaled R$ 325 million, up 17% over 1H13, while gross profit increased by 18%, amounting to R$ 149 million.

Sales, general and administrative expenses – Extrafarma's sales, general and administrative expenses totaled R$ 81 million in 2Q14, a 30% increase over 2Q13, mainly due to (i) the 14% increase in the average number of drugstores, (ii) above-inflation increases on unit personnel expenses and (iii) expenses with the integration with Ultrapar and the structuring of Extrafarma for a more accelerated growth in the amount of R$ 6 million in 2Q14. Compared to 1Q14, sales, general and administrative expenses increased by 67%, due to the 2-month comparison base (February and March only) in 1Q14. In 1H14, sales, general and administrative expenses totaled R$ 130 million, up 33% over 1H13.

EBITDA – In 2Q14, Extrafarma's EBITDA totaled R$ 14 million, or R$ 21 million excluding the expenses with integration and structuring, a 5% increase over 2Q13, mainly due to revenues growth, partially offset by (i) effects related to the 2014 World Cup and (ii) greater number of drugstores opened less than one year ago and, therefore, still in the maturing process. Excluding expenses with integration and structuring, EBITDA margin in 2Q14 was 6.7%, 0.6 p.p. below the EBITDA margin in 2Q13, mainly due to the increased share of drugstores opened less than one year ago. Compared to 1Q14, EBITDA increased by 37%, due to the 2-month comparison base (February and March only) in 1Q14. In 1H14, EBITDA totaled R$ 25 million, down 20% over 1H13, or a 9% increase excluding the expenses with integration and structuring.

Ultrapar

Net sales and services – In 2Q14, Ultrapar's consolidated net sales and services grew by 10% compared to 2Q13, reaching R$ 16,667 million, due to the revenues growth in Ipiranga, Ultragaz and Ultracargo and the consolidation of revenues of Extrafarma as from February 2014. Compared to 1Q14, net sales and services increased by 5%, mainly due to the seasonality between periods. In 1H14, net sales and services increased by 13% compared to 1H13, totaling R$ 32,614 million.

EBITDA – In a quarter with a lower number of working days and slowdown of economic indicators, Ultrapar's consolidated EBITDA totaled R$ 751 million in 2Q14, up 6% over 2Q13, due to the EBITDA growth in Ipiranga and Ultracargo and the consolidation of Extrafarma's EBITDA as from February 2014. Ultragaz's EBITDA remained stable due to the planned requalification of an increased number of LPG bottles, and Oxiteno's EBITDA decreased by 8%, as a result of the lower volume sold in Brazil and the reduction of the operating level in Venezuela since 1Q14, due to limitations in importing raw material. Compared to 1Q14, Ultrapar’s EBITDA increased by 7%, mainly due to the seasonality between periods. In 1H14, Ultrapar's EBITDA totaled R$ 1,453 million, up 10% compared to 1H13.

EBITDA (R$ million)

Depreciation and amortization – Total depreciation and amortization costs and expenses in 2Q14 amounted to R$ 216 million, a 12% increase over 2Q13, as a result of investments made during the last 12 months, mainly in Ipiranga, and the consolidation of Extrafarma as from February 2014. Compared to 1Q14, total depreciation and amortization costs and expenses increased by 1%. In 1H14, total depreciation and amortization costs and expenses amounted to R$ 431 million, up 13% over 1H13.

Financial results – Ultrapar's net debt at the end of June 2014 was R$ 4.1 billion (1.3 times LTM EBITDA), compared to R$ 3.6 billion in June 2013 (1.4 times LTM EBITDA). Ultrapar reported R$ 99 million of net financial expenses in 2Q14, R$ 4 million higher than that in 2Q13, mainly due to increased net debt in 2Q14 and the 3.0 p.p. rise in the base interest rate between June 2014 and June 2013. Compared to 1Q14, net financial expenses decreased by R$ 16 million, mainly due to the effects of exchange rate fluctuations in 1Q14, especially related to changes in Venezuela's currency exchange system. In 1H14, Ultrapar reported net financial expenses of R$ 213 million, R$ 58 million higher than that in 1H13.

Net earnings – Ultrapar's consolidated net earnings in 2Q14 amounted to R$ 301 million, up 6% and 21% over 2Q13 and 1Q14, respectively, mainly due to the EBITDA growth between the periods and the decrease in financial expenses compared to 1Q14. In 1H14, Ultrapar reported net earnings of R$ 551 million, up 4% over 1H13.

Investments – Total investments, net of disposals and repayments, amounted to R$ 222 million in 2Q14, allocated as follows:

•	At Ipiranga, R$ 146 million were invested mainly in the expansion and maintenance of the service stations and franchises network and logistics infrastructure.

•	At Oxiteno, R$ 30 million were invested mainly in the maintenance of its production units and production capacity expansion in Mexico.

•	At Ultragaz, R$ 57 million were invested mainly in new clients in the bulk segment and renewal of LPG bottles.

•	Ultracargo invested R$ 10 million mainly in the maintenance of its terminals.

•	At Extrafarma, R$ 6 million were invested mainly in the opening of new drugstores and IT systems.

R$ million	2Q14	2014	Total investments, net of disposals and repayments (R$ million)
Additions to fixed and intangible assets
Ipiranga	146	220
Oxiteno	30	50
Ultragaz	57	82
Ultracargo	10	12
Extrafarma	6	9
Total - additions to fixed and intangible assets¹	259	388
Financing to clients² – Ipiranga	0	(15)
Acquisition (disposal) of equity interest3	4	13
Association with Extrafarma4	(42)	749
Total investments, net of disposals and repayments	222	1,136
¹ Includes the consolidation of corporate IT services
² Financing to clients is included as working capital in the Cash Flow Statement
3 Capital invested in ConectCar
4 Not included in the Cash Flow Statement. For further information, see note 3.a and note 22 of the quarterly financial statements of 2Q14.

Ultrapar in capital markets

Ultrapar’s average daily trading volume in 2Q14 was R$ 81 million, 12% higher than the daily average of R$ 72 million in 2Q13, considering the combined trading volumes on the BM&FBOVESPA and the NYSE. Ultrapar’s share price closed 2Q14 quoted at R$ 52.60/share on the BM&FBOVESPA, with an accumulated depreciation of 4% in the quarter, while the Ibovespa index appreciated by 5%. At the NYSE, Ultrapar’s shares depreciated by 2% in 2Q14, while the Dow Jones index appreciated by 2%. Ultrapar closed 2Q14 with a market value of R$ 29 billion, up 1% over 2Q13.

Performance of UGPA3 vs. Ibovespa - 2Q14 (Base 100)	Average daily trading volume (R$ million)

Outlook

We will continue to pursue the growth of the company's results and profitability, based on the consistent planning and execution of our strategy, on investments in expanding the operating scale and in the differentiation of products and services and on the resilient nature of our businesses. Ipiranga will continue to invest in the expansion of its service station network and its related logistics infrastructure, focused on the North, Northeast and Midwest regions of Brazil, and will continue to leverage the benefits from the resilient growing consumption of fuels in Brazil. Additionally, the company will proceed with its differentiation initiatives, based on increasing the offer of products, services and convenience, to further increase customer loyalty and expand the number of clients. Oxiteno will keep the focus on innovation, through the development of new products, and on maturing process of investments made to expand capacity of production in Brazil, in a more challenging exchange rate scenario due to the Real appreciation in the last few months. At Ultragaz, we will keep the focus on obtaining the benefits from the investments in capturing new customers and on managing costs and expenses constantly. Ultracargo will remain focused on capturing the benefits generated by the expansion of existing terminals and will keep attentive to opportunities from the growing demand for liquid bulk storage in Brazil, mainly as a result of the growing consumption of fuels for vehicles. At Extrafarma, we will focus on structuring the company for a more accelerated expansion, which should be developed more intensively from late 2014 onwards.

Forthcoming events

Conference call / Webcast: August 8, 2014

Ultrapar will be holding a conference call for analysts on August 6, 2014 to comment on the company's performance in the second quarter of 2014 and outlook. The presentation will be available for download on the company's website 30 minutes prior to the conference call.

Brazilian: 10:00 a.m. (US EST)
Telephone for connection: +55 11 2188 0155
Code: Ultrapar

International: 11:30 a.m. (US EST)
Participants in the US: +1 877 317 6776
Participants in Brazil: 0800 891 0015
Participants in other countries: +1 412 317 6776
Code: Ultrapar

WEBCAST live via Internet at www.ultra.com.br. Please connect 15 minutes in advance.

This document may contain forecasts of future events. Such predictions merely reflect the expectations of the Company's management. Words such as: "believe", "expect", "plan", "strategy", "prospects", "envisage", "estimate", "forecast", "anticipate", "may" and other words with similar meaning are intended as preliminary declarations regarding expectations and future forecasts. Such declarations are subject to risks and uncertainties, anticipated by the Company or otherwise, which could mean that the reported results turn out to be significantly different from those forecasts. Therefore, the reader should not base investment decisions solely on these estimates.

Operational and market information

Financial focus	2Q14	2Q13	1Q14	1H14	1H13
EBITDA margin Ultrapar	4.5%	4.6%	4.4%	4.5%	4.6%
Net margin Ultrapar	1.8%	1.9%	1.6%	1.7%	1.8%
Focus on human resources	2Q14	2Q13	1Q14	1H14	1H13
Number of employees – Ultrapar	13,449	9,287	13,325	13,449	9,287
Number of employees – Ipiranga	2,712	2,640	2,683	2,712	2,640
Number of employees – Oxiteno	1,828	1,814	1,827	1,828	1,814
Number of employees – Ultragaz	3,632	3,816	3,652	3,632	3,816
Number of employees – Ultracargo	619	602	617	619	602
Number of employees – Extrafarma	4,225	-	4,120	4,225	-
Focus on capital markets	2Q14	2Q13	1Q14	1H14	1H13
Number of shares (000)	556,405	544,384	556,405	556,405	544,384
Market capitalization1 – R$ million	30,627	28,727	29,365	29,969	27,753
BM&FBOVESPA	2Q14	2Q13	1Q14	1H14	1H13
Average daily volume (shares)	1,158,987	961,243	1,245,149	1,202,424	991,067
Average daily volume (R$ 000)	63,763	50,767	65,727	64,753	50,519
Average share price (R$/share)	55.0	52.8	52.8	53.9	51.0
NYSE	2Q14	2Q13	1Q14	1H14	1H13
Quantity of ADRs2 (000 ADRs)	33,042	34,015	33,815	33,042	34,015
Average daily volume (ADRs)	307,790	400,382	344,905	325,887	388,163
Average daily volume (US$ 000)	7,611	10,189	7,713	7,661	9,731
Average share price (US$/ADR)	24.7	25.4	22.4	23.5	25.1
Total	2Q14	2Q13	1Q14	1H14	1H13
Average daily volume (shares)	1,466,777	1,361,624	1,590,054	1,528,311	1,379,231
Average daily volume (R$ 000)	80,737	71,852	83,916	82,319	70,313

All financial information is presented according to the accounting principles laid down in the Brazilian Corporate Law. All figures are expressed in Brazilian Reais, except for Oxiteno’s margins on page 21, which are expressed in US dollars and were obtained using the average exchange rate (commercial dollar rate) for the corresponding periods.

For additional information, please contact:

Investor Relations - Ultrapar Participações S.A.
+55 11 3177 7014
invest@ultra.com.br
www.ultra.com.br

1 Calculated based on the weighted average price in the period.
2 1 ADR = 1 common share.

ULTRAPAR
CONSOLIDATED BALANCE SHEET
In millions of Reais

	QUARTERS ENDED IN
	JUN	JUN	MAR
	2014	2013	2014

ASSETS

Cash, cash equivalents and financial investments	3,350.0	3,084.7	3,184.3
Trade accounts receivable	2,374.8	2,483.5	2,450.4
Inventories	1,980.2	1,396.6	2,007.9
Taxes	527.7	401.1	494.7
Other	126.7	129.8	138.4
Total Current Assets	8,359.3	7,495.7	8,275.7

Investments	65.4	52.6	65.4
Property, plant and equipment and intangibles	7,827.5	6,663.8	7,834.7
Financial investments	70.0	104.5	109.9
Trade accounts receivable	128.4	130.5	125.2
Deferred income tax	401.8	430.6	414.8
Escrow deposits	671.4	557.9	639.5
Other	175.4	150.7	171.7
Total Non-Current Assets	9,340.0	8,090.7	9,361.1

TOTAL ASSETS	17,699.4	15,586.3	17,636.8

LIABILITIES

Loans, financing and debentures	2,409.1	1,744.6	1,778.9
Suppliers	874.0	986.3	975.5
Payroll and related charges	240.9	207.9	226.3
Taxes	205.0	175.5	215.9
Other	170.9	108.1	219.6
Total Current Liabilities	3,899.9	3,222.2	3,416.2

Loans, financing and debentures	5,105.2	5,034.5	5,830.5
Provision for contingencies	647.0	562.7	633.8
Post-retirement benefits	107.0	125.5	103.2
Other	344.6	260.6	361.2
Total Non-Current Liabilities	6,203.8	5,983.3	6,928.7

TOTAL LIABILITIES	10,103.7	9,205.5	10,344.9

STOCKHOLDERS' EQUITY

Capital	3,838.7	3,696.8	3,838.7
Reserves	3,238.7	2,248.4	3,238.8
Treasury shares	(111.5)	(114.9)	(111.5)
Others	603.4	526.1	296.7
Non-controlling interest	26.4	24.4	29.2
Total shareholders’ equity	7,595.7	6,380.8	7,291.9

TOTAL LIAB. AND STOCKHOLDERS' EQUITY	17,699.4	15,586.3	17,636.8

Cash and financial investments	3,419.9	3,189.2	3,294.2
Debt	(7,514.4)	(6,779.1)	(7,609.4)
Net cash (debt)	(4,094.5)	(3,589.9)	(4,315.2)

ULTRAPAR
CONSOLIDATED INCOME STATEMENT
In millions of Reais (except per share data)

	QUARTERS ENDED IN			ACCUMULATED
	JUN	JUN	MAR	JUN	JUN
	2014	2013	2014	2014	2013

Net sales and services	16,667.2	15,204.1	15,946.9	32,614.1	28,804.1

Cost of sales and services	(15,367.4)	(14,043.7)	(14,674.9)	(30,042.3)	(26,580.1)

Gross profit	1,299.8	1,160.4	1,272.0	2,571.8	2,224.0

Operating expenses
Selling	(522.8)	(434.0)	(504.8)	(1,027.6)	(848.6)
General and administrative	(260.8)	(241.9)	(303.9)	(564.7)	(485.6)

Other operating income (expenses), net	21.6	19.5	20.0	41.6	35.2
Income from sale of assets	(0.3)	9.2	7.0	6.7	14.7

Operating income	537.5	513.3	490.3	1,027.8	939.7

Financial results
Financial income	80.8	47.5	90.4	171.3	100.4
Financial expenses	(179.4)	(141.7)	(205.2)	(384.6)	(255.3)
Equity in earnings (losses) of affiliates	(3.1)	(0.1)	(2.6)	(5.6)	(2.0)

Income before income and social contribution taxes	435.9	419.0	373.0	808.8	782.9

Provision for income and social contribution taxes
Current	(153.7)	(125.1)	(152.9)	(306.6)	(244.7)
Deferred	(0.3)	(22.2)	15.8	15.5	(30.1)
Benefit of tax holidays	19.6	12.0	13.4	33.0	22.1

Net Income	301.4	283.7	249.3	550.7	530.2

Net income attributable to:
Shareholders of Ultrapar	299.1	282.1	246.9	546.0	526.9
Non-controlling shareholders of the subsidiaries	2.3	1.6	2.4	4.7	3.3

EBITDA	750.9	706.0	702.0	1,452.9	1,319.9

Depreciation and amortization	216.4	192.8	214.3	430.7	382.2
Total investments, net of disposals and repayments¹	263.9	243.9	122.9	386.8	368.4

RATIOS

Earnings per share - R$	0.54	0.53	0.45	1.00	0.98
Net debt / Stockholders' equity	0.54	0.56	0.59	0.54	0.56
Net debt / LTM EBITDA	1.34	1.35	1.44	1.34	1.35
Net interest expense / EBITDA	0.13	0.13	0.16	0.15	0.12
Gross margin	7.8%	7.6%	8.0%	7.9%	7.7%
Operating margin	3.2%	3.4%	3.1%	3.2%	3.3%
EBITDA margin	4.5%	4.6%	4.4%	4.5%	4.6%

1Does not include association with Extrafarma

ULTRAPAR
CONSOLIDATED CASH FLOW STATEMENT
In millions of Reais

	JAN - JUN
	2014	2013

Cash Flows from (used in) operating activities	586.9	514.8
Net income	550.7	530.2
Depreciation and amortization	430.7	382.2
Working capital	(426.9)	(515.4)
Financial expenses (A)	286.0	246.9
Deferred income and social contribution taxes	(15.5)	30.1
Income from sale of assets	(6.7)	(14.7)
Cash paid for income and social contribution taxes	(212.3)	(152.1)
Other (B)	(19.0)	7.7

Cash Flows from (used in) investing activities	(401.6)	(394.9)
Additions to fixed and intangible assets, net of disposals	(388.1)	(376.2)
Acquisition and sale of equity investments	(13.5)	(18.7)

Cash Flows from (used in) financing activities	(318.2)	(62.5)
Debt raising	1,071.7	1,110.8
Amortization of debt	(524.8)	(355.5)
Interest paid	(465.4)	(456.9)
Payment of financial lease	(2.7)	(2.2)
Related parties	(0.0)	-
Dividends paid (C)	(394.8)	(358.6)
Other (D)	(2.3)	-

Net increase (decrease) in cash and cash equivalents	(132.9)	57.4

Cash from subsidiaries acquired	9.1	-

Cash and cash equivalents at the beginning of the period (E)	3,543.7	3,131.8

Cash and cash equivalents at the end of the period (E)	3,419.9	3,189.2

Supplemental disclosure of cash flow information
Extrafarma - capital increase with the merger of shares and subscription warrants (F)	749.3	-
Extrafarma - gross debt assumed at the closing (F)	207.9	-

(A)
Comprised of interest and exchange rate and inflationary variation expenses on loans and financing. Does not include revenues from interest and exchange rate and inflationary variation on cash equivalents.

(B)	Comprised mainly of noncurrent assets and liabilities variations net.
(C)	Includes dividends paid by Ultrapar and its subsidiaries to third parties.
(D)	Corresponds to the transaction cost for the issuance of shares in 2014.
(E)	Includes cash, cash equivalents and short and long term financial investments.
(F)	As a result of the association with Extrafarma. For more information, see Note 3.a and Note 22 to our Interim Financial Information for 2Q14.

IPIRANGA
CONSOLIDATED INVESTED CAPITAL
In millions of Reais

	QUARTERS ENDED IN
	JUN	JUN	MAR
	2014	2013	2014

OPERATING ASSETS
Trade accounts receivable	1,652.4	1,792.9	1,727.9
Trade accounts receivable - noncurrent portion	100.3	104.6	97.3
Inventories	1,167.5	916.4	1,194.6
Taxes	227.9	131.1	208.2
Other	258.9	232.0	264.5
Property, plant and equipment, intangibles and investments	3,333.4	3,044.7	3,317.6

TOTAL OPERATING ASSETS	6,740.4	6,221.6	6,810.1

OPERATING LIABILITIES
Suppliers	582.7	761.3	666.4
Payroll and related charges	71.3	66.8	58.5
Post-retirement benefits	97.9	111.9	94.8
Taxes	70.9	71.4	80.4
Provision for contingencies	139.5	176.1	159.7
Other accounts payable	160.2	137.0	158.1

TOTAL OPERATING LIABILITIES	1,122.6	1,324.5	1,217.9

IPIRANGA
CONSOLIDATED INCOME STATEMENT
In millions of Reais

	QUARTERS ENDED IN			ACCUMULATED
	JUN	JUN	MAR	JUN	JUN
	2014	2013	2014	2014	2013

Net sales	14,473.4	13,300.7	13,921.7	28,395.0	25,159.4

Cost of sales and services	(13,643.8)	(12,535.4)	(13,093.2)	(26,737.0)	(23,660.9)

Gross profit	829.6	765.2	828.4	1,658.0	1,498.5

Operating expenses
Selling	(324.1)	(289.1)	(327.2)	(651.3)	(579.7)
General and administrative	(133.2)	(134.1)	(155.2)	(288.4)	(277.6)

Other operating income (expenses), net	17.9	17.6	17.8	35.7	32.6
Income from sale of assets	1.5	9.1	4.2	5.6	17.0

Operating income	391.6	368.7	368.0	759.7	690.7

Equity in earnings (losses) of affiliates	0.5	0.2	0.1	0.6	0.5

EBITDA	521.2	479.6	498.7	1,019.8	911.7

Depreciation and amortization	129.0	110.6	130.5	259.5	220.5

RATIOS

Gross margin (R$/m3)	132	125	137	134	128
Operating margin (R$/m3)	62	60	61	61	59
EBITDA margin (R$/m3)	83	78	82	83	78
EBITDA margin (%)	3.6%	3.6%	3.6%	3.6%	3.6%

OXITENO
CONSOLIDATED INVESTED CAPITAL
In millions of Reais

	QUARTERS ENDED IN
	JUN	JUN	MAR
	2014	2013	2014

OPERATING ASSETS
Trade accounts receivable	410.4	461.4	429.5
Inventories	566.8	426.2	548.7
Taxes	116.0	124.7	115.6
Other	106.8	100.4	106.7
Property, plant and equipment, intangibles and investments	1,649.8	1,654.5	1,660.5

TOTAL OPERATING ASSETS	2,849.7	2,767.2	2,861.0

OPERATING LIABILITIES
Suppliers	150.0	159.6	137.1
Payroll and related charges	60.4	57.4	71.5
Taxes	26.5	30.4	25.9
Provision for contingencies	91.3	77.3	89.7
Other accounts payable	17.8	23.3	18.7

TOTAL OPERATING LIABILITIES	345.9	348.0	342.9

OXITENO
CONSOLIDATED INCOME STATEMENT
In millions of Reais

	QUARTERS ENDED IN			ACCUMULATED
	JUN	JUN	MAR	JUN	JUN
	2014	2013	2014	2014	2013

Net sales	813.4	821.5	840.3	1,653.6	1,576.0

Cost of goods sold
Variable	(534.0)	(532.5)	(528.9)	(1,062.9)	(1,042.8)
Fixed	(67.8)	(66.5)	(77.0)	(144.9)	(127.0)
Depreciation and amortization	(31.1)	(30.9)	(29.5)	(60.7)	(60.2)

Gross profit	180.5	191.6	204.8	385.3	346.0

Operating expenses
Selling	(58.2)	(60.7)	(61.3)	(119.6)	(113.7)
General and administrative	(58.6)	(57.5)	(67.5)	(126.1)	(110.7)

Other operating income (expenses), net	(0.0)	(0.3)	(0.3)	(0.3)	(0.2)
Income from sale of assets	0.1	0.1	0.0	0.1	(0.0)

Operating income	63.7	73.2	75.7	139.4	121.4

Equity in earnings (losses) of affiliates	0.2	(0.1)	0.1	0.3	(0.0)

EBITDA	98.5	107.1	108.7	207.2	187.6

Depreciation and amortization	34.6	34.0	32.9	67.5	66.3

RATIOS

Gross margin (R$/ton)	948	927	1,073	1,011	855
Gross margin (US$/ton)	425	448	454	440	421
Operating margin (R$/ton)	335	354	396	366	300
Operating margin (US$/ton)	150	171	168	159	148
EBITDA margin (R$/ton)	517	518	569	543	464
EBITDA margin (US$/ton)	232	250	241	237	228

ULTRAGAZ
CONSOLIDATED INVESTED CAPITAL
In millions of Reais

	QUARTERS ENDED IN
	JUN	JUN	MAR
	2014	2013	2014

OPERATING ASSETS
Trade accounts receivable	182.3	201.5	178.6
Trade accounts receivable - noncurrent portion	27.8	25.2	27.7
Inventories	59.0	51.9	48.9
Taxes	41.2	32.5	37.4
Escrow deposits	175.2	137.5	169.4
Other	40.6	43.3	36.5
Property, plant and equipment, intangibles and investments	754.5	731.8	733.8

TOTAL OPERATING ASSETS	1,280.5	1,223.7	1,232.2

OPERATING LIABILITIES
Suppliers	40.9	53.0	32.9
Payroll and related charges	74.4	71.3	60.4
Taxes	5.6	5.7	5.3
Provision for contingencies	86.4	78.9	85.3
Other accounts payable	25.9	20.1	23.0

TOTAL OPERATING LIABILITIES	233.2	229.0	206.9

ULTRAGAZ
CONSOLIDATED INCOME STATEMENT
In millions of Reais

	QUARTERS ENDED IN			ACCUMULATED
	JUN	JUN	MAR	JUN	JUN
	2014	2013	2014	2014	2013

Net sales	1,011.2	1,005.1	929.2	1,940.4	1,925.2

Cost of sales and services	(865.0)	(854.3)	(798.4)	(1,663.4)	(1,642.8)

Gross profit	146.3	150.8	130.8	277.1	282.4

Operating expenses
Selling	(70.6)	(78.2)	(73.2)	(143.7)	(145.2)
General and administrative	(34.2)	(32.3)	(34.5)	(68.7)	(63.8)

Other operating income (expenses), net	(0.0)	(0.2)	1.0	1.0	(0.5)
Income from sale of assets	(2.0)	0.0	3.4	1.4	(2.2)

Operating income	39.4	40.1	27.6	67.1	70.8

Equity in earnings (losses) of affiliates	(0.0)	(0.0)	-	(0.0)	0.0

EBITDA	73.4	73.6	61.0	134.4	137.1

Depreciation and amortization	34.0	33.5	33.3	67.3	66.3

RATIOS

Gross margin (R$/ton)	341	350	334	338	341
Operating margin (R$/ton)	92	93	70	82	86
EBITDA margin (R$/ton)	171	171	156	164	166

ULTRACARGO
CONSOLIDATED INVESTED CAPITAL
In millions of Reais

	QUARTERS ENDED IN
	JUN	JUN	MAR
	2014	2013	2014

OPERATING ASSETS
Trade accounts receivable	31.0	27.9	25.2
Inventories	1.8	2.1	1.9
Taxes	10.4	11.1	10.6
Other	19.7	20.5	21.6
Property, plant and equipment, intangibles and investments	934.5	954.9	938.3

TOTAL OPERATING ASSETS	997.5	1,016.6	997.6

OPERATING LIABILITIES
Suppliers	9.6	9.5	8.9
Payroll and related charges	13.2	12.2	16.5
Taxes	5.5	4.8	4.4
Provision for contingencies	11.1	10.9	10.5
Other accounts payable¹	43.8	47.4	48.5

TOTAL OPERATING LIABILITIES	83.2	84.8	88.8

¹ Includes the long term obligations with clients account and the extra amount related to the acquisition of Temmar, in the port of Itaqui

ULTRACARGO
CONSOLIDATED INCOME STATEMENT
In millions of Reais

	QUARTERS ENDED IN			ACCUMULATED
	JUN	JUN	MAR	JUN	JUN
	2014	2013	2014	2014	2013

Net sales	87.7	85.7	85.5	173.3	161.4

Cost of sales and services	(35.6)	(33.0)	(34.9)	(70.5)	(64.5)

Gross profit	52.1	52.7	50.6	102.7	96.9

Operating expenses
Selling	(4.0)	(6.0)	(4.0)	(7.9)	(10.0)
General and administrative	(20.3)	(19.1)	(18.8)	(39.2)	(35.9)

Other operating income (expenses), net	2.8	2.3	1.6	4.4	3.4
Income from sale of assets	0.0	0.0	(0.6)	(0.6)	(0.1)

Operating income	30.7	30.0	28.8	59.4	54.3

Equity in earnings (losses) of affiliates	0.3	0.5	0.3	0.5	0.7

EBITDA	43.3	42.3	41.3	84.6	78.2

Depreciation and amortization	12.3	11.8	12.3	24.6	23.2

RATIOS

Gross margin	59%	62%	59%	59%	60%
Operating margin	35%	35%	34%	34%	34%
EBITDA margin	49%	49%	48%	49%	48%

EXTRAFARMA
CONSOLIDATED INVESTED CAPITAL
In millions of Reais

	QUARTERS ENDED IN
	JUN	JAN1	MAR¹
	2014	2014	2014

OPERATING ASSETS
Trade accounts receivable	101.3	74.8	91.9
Inventories	185.2	174.5	213.9
Taxes	29.0	22.8	11.7
Other	9.1	9.8	7.1
Property, plant and equipment, intangibles and investments	64.5	52.2	61.7

TOTAL OPERATING ASSETS	389.2	334.1	386.4

OPERATING LIABILITIES
Suppliers	91.8	112.6	133.5
Payroll and related charges	21.3	24.1	19.3
Taxes	8.7	1.8	3.6
Provision for contingencies	46.3	9.6	45.5
Other accounts payable¹	22.1	15.5	16.9

TOTAL OPERATING LIABILITIES	190.2	163.6	218.8

¹Opening balance sheet

EXTRAFARMA
CONSOLIDATED INCOME STATEMENT
In millions of Reais

	QUARTERS ENDED IN			ACCUMULATED
	JUN	JUN	MAR¹	JUN²	JUN²
	2014	2013	2014	2014	2013

Gross revenues	307.9	266.9	189.9	497.8	426.0

Sales returns, discounts and taxes	(15.0)	(12.9)	(9.0)	(24.0)	(20.9)

Net sales	292.9	254.1	180.9	473.8	405.1

Cost of sales and services	(201.6)	(173.8)	(123.6)	(325.2)	(278.9)

Gross profit	91.3	80.2	57.3	148.6	126.2

Operating expenses	(81.3)	(62.6)	(48.7)	(130.0)	(97.7)
Other operating income (expenses), net	0.9	(0.0)	(0.1)	0.8	(1.2)
Income from sale of assets	0.1	(0.0)	0.0	0.1	0.1

Operating income	11.0	17.5	8.5	19.5	27.4

Equity in earnings (losses) of affiliates	-	-	-	-	-

EBITDA	14.3	19.7	10.5	24.8	31.0

Depreciation and amortization	3.4	2.2	2.0	5.3	3.6

RATIOS³

Gross margin (%)	30%	30%	30%	30%	30%
Operating margin (%)	4%	7%	4%	4%	6%
EBITDA margin (%)	5%	7%	6%	5%	7%

1Relative to the months of February and March 2014
2Relative to the months of February to June 2014
3Calculated based on gross revenues

ULTRAPAR PARTICIPAÇÕES S/A
LOANS
In millions of Reais - IFRS

LOANS	Balance in June/20141
	Ipiranga	Oxiteno	Ultragaz	Ultracargo	Extrafarma	Ultrapar Parent Company / Other	Ultrapar Consolidated	Index/ Currency	Weighted average interest rate (% p.y.) 2	Maturity
Foreign Currency

Notes	-	-	550.1	-	-	-	550.1	US$	+7.3	2015
Foreign loan 4	175.5	-	-	-	-	-	175.5	US$ + LIBOR	+0.8	2015
Foreign loan	-	130.8	-	-	-	-	130.8	US$ + LIBOR	+1.0	2017
Advances on foreign exchange contracts	-	111.9	-	-	-	-	111.9	US$	+1.2	< 360 days
Financial institutions	-	93.5	-	-	-	-	93.5	US$	+2.0	2014 to 2017
Financial institutions	-	44.2	-	-	-	-	44.2	US$ + LIBOR	+2.0	2016 to 2017
Financial institutions	-	34.8	-	-	-	-	34.8	MX$ + TIIE	+1.0	2015 to 2016
BNDES	5.7	17.7	10.3	-	-	-	33.7	US$	+6.0	2014 to 2020
Foreign currency advances delivered	-	16.2	-	-	-	-	16.2	US$	+1.2	< 91 days

Subtotal	181.2	448.9	560.4	-	-	-	1,190.5
Local Currency

Banco do Brasil floating rate	2,713.7	-	-	-	-	-	2,713.7	CDI	104.6	2015 to 2019
Debentures - 1st and 2nd issuances IPP	1,408.6	-	-	-	-	-	1,408.6	CDI	107.9	2017 to 2018
Debentures - 4th issuance	-	-	-	-	-	822.6	822.6	CDI	108.3	2015
BNDES	167.5	116.1	179.3	95.5	-	-	558.4	TJLP	+2.5	2014 to 2020
Banco do Brasil fixed rate 3	479.1	-	-	-	-	-	479.1	R$	+12.1	2015
Banco do Nordeste do Brasil	-	53.0	-	41.6	-	-	94.6	R$	+8.5	2018 to 2021
BNDES	38.2	6.0	8.9	1.5	1.9	-	56.5	R$	+4.8	2015 to 2022
Research and projects financing (FINEP)	20.8	28.2	-	-	-	-	49.0	R$	+4.0	2019 to 2021
Financial leasing	-	-	46.7	-	-	-	46.7	IGPM	+5.6	2031
Working capital loan - floating rate	-	-	-	-	45.4	-	45.4	CDI	+2.6	2014 to 2017
Export Credit Note 5	-	25.7	-	-	-	-	25.7	R$	+8.0	2016
Working capital loan - fixed rate	-	-	-	-	5.3	-	5.3	R$	+11.4	2014 to 2016
Research and projects financing (FINEP)	1.5	1.6	2.0	-	-	-	5.1	TJLP	+0.0	2023
Financial leasing fixed rate	-	-	-	-	1.2	-	1.2	R$	+15.6	2014 to 2017
Agency for Financing Machinery and Equipment (FINAME)	-	-	-	-	0.6	-	0.6	TJLP	+5.5	2016 to 2022
Financial leasing floating rate	-	-	-	-	0.5	-	0.5	CDI	+2.8	2017

Subtotal	4,829.4	230.6	236.8	138.7	55.0	822.6	6,313.0
Unrealized losses on swaps transactions	2.0	8.9	-	-	-	-	10.9

Total	5,012.5	688.4	797.3	138.7	55.0	822.6	7,514.4
Composition per maturity

Up to 1 year	1,166.8	284.0	58.3	38.5	38.9	822.6	2,409.1
From 1 to 2 years	500.4	80.9	605.4	33.2	11.5	-	1,231.3
From 2 to 3 years	997.0	254.5	43.5	28.5	3.9	-	1,327.4
From 3 to 4 years	629.5	44.6	23.2	17.7	0.5	-	715.5
From 4 to 5 years	1,703.9	12.1	21.9	6.8	0.2	-	1,744.8
Thereafter	14.8	12.3	45.0	14.0	0.1	-	86.2

Total	5,012.5	688.4	797.3	138.7	55.0	822.6	7,514.4

Libor = London Interbank Offered Rate / MX$ = Mexican Peso / TIIE = Mexican Interbank Interest Rate Even /  CDI = interbank certificate of deposit rate / TJLP = basic financing cost of BNDES (set by National Monetary Council). On June 30, 2014, TJLP was fixed at 5% p.a. / IGPM = General Index of Market Prices

	Balance in June/20141
	Ipiranga	Oxiteno	Ultragaz	Ultracargo	Extrafarma	Ultrapar Parent Company / Other	Ultrapar Consolidated

CASH AND LONG TERM INVESTMENTS	1,723.7	901.6	368.1	283.0	11.8	131.7	3,419.9

1 As provided in IAS 39, transaction costs incurred in obtaining financial resources were deducted from the value of the financial instrument.
2 Certain loans are hedged against foreign currency and interest rate exposure (see note 22 to financial statements).
3 For this loan, a hedging instrument was hired with the objective of swapping the fixed to floating rate, equivalent to 99.50% of CDI on average.
4 For this loan, a hedging instrument was hired with the objective of swapping the fixed to floating rate, equivalent to 104.10% of CDI on average.
5 For this loan, a hedging instrument was hired with the objective of swapping the fixed to floating rate, equivalent to 88.81% of CDI on average.

Item 3

ULTRAPAR PARTICIPAÇÕES S.A.

Publicly Traded Company

CNPJ nº 33.256.439/0001- 39	NIRE 35.300.109.724

MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS (04/2014)

Date, Time and Location:
August 6th, 2014, at 2:30 p.m., at the Company’s headquarters, located at Av. Brigadeiro Luís Antônio, nr 1343, 9th floor, in the City and State of São Paulo.

Attendance:
(i) Members of the Board of Directors; and (ii) member of the Fiscal Council, pursuant to the terms of paragraph 3 of article 163, of the Brazilian Corporate Law.

Decisions:

1.	After having analyzed and discussed the performance of the Company in the second quarter of the current fiscal year, the respective financial statements were approved.

2.
“Ad referendum” of the Annual General Shareholders’ Meeting that will analyze the balance sheet and financial statements of the current fiscal year, to approve the dividends distribution, to be deducted from the net income account of the current year, in the total amount of R$ 389,553,527.40 (three hundred and eighty-nine million, five hundred and fifty-three thousand, five hundred and twenty-seven Reais and forty cents). Holders of common shares are entitled to receive R$ 0.71 (seventy-one cents of Real) per share, excluding the shares held in treasury at this date.

3.
It has been determined that dividends declared herein will be paid from August 22th, 2014 onwards, without remuneration or monetary adjustment. The record date for receiving the approved dividends will be August 13th, 2014 in Brazil and August 18th, 2014 in the United States of America.

4.
The members of the Board of Directors approved the hiring, by Ipiranga Produtos de Petróleo S.A., a wholly-owned subsidiary of the Company, of a loan and a related swap transaction, from dollar into Real, with Banco de Tokyo-Mitsubishi UFJ, in the amount of USD 150,000,000.00 (one hundred and fifty million dollars), with a 3-year term.

5.
The members of the Board of Directors authorized the Officers to take any measures necessary to implement the resolutions approved in item 4, including the signing of the documents related to this item and the definition of other terms and conditions.

6.	The members of the Board of Directors were updated on strategic and expansion projects of the Company.

Observations: The deliberations were approved, with no amendments or qualifications, by all the Board Members present.

As there were no further matters to be discussed, the meeting was closed, and the minutes of this meeting were written, read and approved by all the undersigned Board Members present, as well as by the member of the Fiscal Council.

Paulo Guilherme Aguiar Cunha – Chairman

Lucio de Castro Andrade Filho – Vice Chairman

Ana Maria Levy Villela Igel

Nildemar Secches

Olavo Egydio Monteiro de Carvalho

Paulo Vieira Belotti

Pedro Wongtschowski

Renato Ochman

Flavio César Maia Luz – President of the Fiscal Council

Item 4

ULTRAPAR PARTICIPAÇÕES S.A.
Publicly-Traded Company
CNPJ nº 33.256.439/0001- 39
NIRE 35.300.109.724

NOTICE TO SHAREHOLDERS

Distribution of dividends

We hereby inform that the Board of Directors of Ultrapar Participações S.A. (“Ultrapar”), at the meeting held on August 6th, 2014, approved the distribution of dividends, payable from the net earnings account for the fiscal year of 2014, in the amount of R$ 389,553,527.40 (three hundred and eighty-nine million five hundred and fifty-three thousand five hundred and twenty-seven Reais and forty cents), to be paid from August 22nd, 2014 onwards, without remuneration or monetary adjustment.

Holders of common shares issued by Ultrapar as of the record dates informed below will receive the dividend of R$ 0.71 per share.

The record date to establish the right to receive the dividend will be August 13th, 2014 in Brazil, and August 18th, 2014 in the United States of America. Therefore, from August 14th, 2014 onwards, the shares will be traded "ex-dividend" on both the São Paulo Stock Exchange (BM&FBOVESPA) and the New York Stock Exchange (NYSE).

São Paulo, August 6th, 2014.

André Covre
Chief Financial and Investor Relations Officer
ULTRAPAR PARTICIPAÇÕES S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 6, 2014
ULTRAPAR HOLDINGS INC.
By:	/s/ André Covre
	Name:	André Covre
	Title:	Chief Financial and Investor Relations Officer

(Interim Financial Information for the Three Months Ended June 30, 2014, 2Q14 Earnings release, Board of Directors Minutes, Notice to Shareholders)